SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          For the month of January 2002




                             World Heart Corporation

                                 1 Laser Street
                                 Ottawa, Ontario
                                     K2E 7V1












Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                        -          --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                       ---     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

In December, 2001, World Heart Corporation (the "Company") undertook a financing involving a private placement of special warrants convertible into (1) common shares of the Company and (2) warrants to purchase common shares of the Company, as more fully described in the press release attached as Item 9 hereto. The common shares and warrants have not been registered under the U.S. Securities Act of 1933, as amended.

In connection with the private placement, this Form 6-K consists of the following documents filed with securities regulators in order to qualify the common shares and warrants in each of the Provinces of Ontario, Nova Scotia and Alberta, thereby rendering them capable of being freely traded in those jurisdictions:

1. Special Warrant Indenture between World Heart Corporation and CIBC Mellon Trust Company, dated as of December 19, 2001.

2. Warrant Indenture between World Heart Corporation and CIBC Mellon Trust Company, dated as of December 19, 2001.

3. Underwriting Agreement by and among Yorkton Securities Inc. and First Associates Investments Inc., dated December 19, 2001.

4. Asset Transfer Agreement between 2007262 Ontario Inc. and World Heart Corporation, dated as of December 19, 2001.

5. Shareholders Agreement by and among New Generation Biotech (Equity) Fund Inc., World Heart Corporation and 2007262 Ontario Inc., dated as of December 19, 2001.

6. Registration Rights Agreement between New Generation Biotech (Equity) Fund Inc. and World Heart Corporation, dated as of December 19, 2001.

7. Subscription Agreement by and among New Generation Biotech (Equity) Fund Inc., 2007262 Ontario Inc. and World Heart Corporation, dated as of December 19, 2001.

8. TPC Agreement No. 720-483474 between the Minister of Industry of Canada and World Heart Corporation, dated as of November 2, 2001 [confidential treatment has been requested for portions of this document].

9. Press release of World Heart Corporation, dated January 18, 2002, announcing the filing with securities regulators in the Provinces of Ontario, Nova Scotia and Alberta of a final prospectus qualifying 3,027,000 common shares and 3,027,000 warrants of World Heart Corporation to be issued upon the exercise of an equal number of special warrants.

                                                                          Item 1


                             WORLD HEART CORPORATION

                                       and

                            CIBC MELLON TRUST COMPANY






--------------------------------------------------------------------------------
                            SPECIAL WARRANT INDENTURE

                     Providing for the Creation and Issue of
                                Special Warrants

--------------------------------------------------------------------------------











                          Dated as of December 19, 2001

                           SPECIAL WARRANT INDENTURE

         THIS INDENTURE dated as of December 19, 2001

B E T W E E N:

                  WORLD HEART CORPORATION
                  a corporation incorporated under the laws of the Province of Ontario ("WorldHeart" or the "Corporation")


                                     - and -


                  CIBC MELLON TRUST COMPANY, a trust company organized under the laws of Canada (the "Special Warrant Agent")

     WHEREAS:

A. WorldHeart wishes to raise money for its clinical trials and research and development activities and therefore proposes to create, issue and sell Special Warrants, each entitling the holder thereof to acquire, at no additional consideration, one Common Share (subject to adjustment as provided herein) and one Warrant (subject to adjustment as provided herein), upon the terms and conditions herein set forth;

B. The Warrants shall be created pursuant to and governed by a warrant indenture between WorldHeart and the Special Warrant Agent of even date herewith;

C. WorldHeart is duly authorized to create and issue the Special Warrants as herein provided and complete the transactions contemplated herein;

D. All things necessary have been done and performed to make the Special Warrant Certificates, when certified by the Special Warrant Agent and issued and delivered as herein provided, legal, valid and binding on WorldHeart with the benefits of and subject to the terms of this Indenture; and

E. The Special Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Special Warrants issued pursuant to this Indenture.

F. The foregoing statements of fact are made by the WorldHeart and not by the Special Warrant Agent.

     NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are, by each of WorldHeart and the Special Warrant Agent, hereby acknowledged, WorldHeart hereby appoints the Special

Warrant Agent as trustee for the Special Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Special Warrants issued pursuant to this Indenture, and the parties hereby covenant, agree and declare as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1  Definitions

     In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

(1) "affiliate" shall have the meaning ascribed to such term in the Business Corporations Act (Ontario), as amended from time to time and in the case of CIBC Mellon Trust Company shall be deemed to include Canadian Imperial Bank of Commerce, Mellon Bank N.A. and their affiliates;

(2) "Applicable Legislation" means such provisions of any statute of Canada, of a province or territory thereof, and of regulations under any such statute, relating to trust indentures or to the rights, duties and obligations of corporations and of warrant trustees under trust indentures, as are from time to time in force and applicable to this Indenture;

(3) "business day" means any day that is not a Saturday, Sunday or statutory or civic holiday in Ontario;

(4) "Closing Date" means December 19, 2001 or such other date as agreed upon by the Underwriters, WorldHeart and the Special Warrant Agent;

(5) "Common Shares" means the common shares in the capital of WorldHeart, provided that in the event of any adjustment pursuant to Section 4.7, "Common Shares" will thereafter mean the shares or other securities or property resulting from such adjustment;

(6) "counsel" means a barrister or solicitor or a firm of barristers and solicitors (who may be counsel for WorldHeart) acceptable to the Special Warrant Agent, acting reasonably;

(7) "Deemed Exercise Date" means, with respect to any Special Warrant deemed to have been exercised by the holder thereof pursuant to Subsection 4.2(1), the date on which the Special Warrants are so deemed to have been exercised as provided in such Subsection;

(8) "director" means a director of WorldHeart for the time being, and reference to action by the directors means action by the directors of WorldHeart as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(9) "Exercise Date" means, with respect to any Special Warrant exercised by the holder thereof pursuant to Subsection 4.1(1), the day on which the Special Warrant Certificate evidencing such Special Warrant is surrendered to the Special Warrant Agent in accordance with the provisions of Section 4.1;

(10) "Expiry Time" means 5:00 p.m. (Toronto time) on the date that is the earlier of (i) the date that is five business days following the Qualification Date, or (ii) April 20, 2002;

(11) "Extraordinary Resolution" has the meaning attributed thereto in Sections
     7.12 and 7.15;

(12) "Final Prospectus" means the (final) prospectus to be filed by WorldHeart with the Securities Commissions for the purpose of qualifying for distribution in the Qualifying Jurisdictions the Common Shares and Warrants issuable on exercise or deemed exercise of Special Warrants and includes any amendment thereto;

(13) "non-arm's length purchaser" means Roderick M. Bryden and Sandra Bryden;

(14) "person" means an individual, corporation, partnership, trustee or unincorporated organization, and words importing persons have a similar extended meaning;

(15) "Qualification Date" means the date on which the receipt for the Final Prospectus has been obtained by WorldHeart from the Securities Commissions;

(16) "Qualification Deadline" means 5:00 p.m. (Toronto time) on February 4,
     2002;

(17) "Qualifying Jurisdictions" means the Provinces of Alberta, Ontario and Nova Scotia;

(18) "Regulatory Approval" in respect of any transaction or proposed transaction means all material approvals, rulings, authorizations, permissions, filings, consents, orders and sanctions (including the lapse without objection of a prescribed time under a statute, regulation, by-law, rule, or other legislative or regulatory requirement that states that a transaction may be implemented if a prescribed time lapses following the giving or filing of notice without an objection being made) required to be obtained from or made to any governmental authority having jurisdiction or authority over any of the parties to such transaction to permit the completion of such transaction;

(19) "Securities Commissions" means the securities regulatory authorities of the Qualifying Jurisdictions;

(20) "Special Warrant Certificate" means a certificate evidencing one or more Special Warrants, substantially in the form set out in Schedule A hereto;

(21) "Special Warrantholders" or "holders" means the persons for the time being entered in a register of holders described in Section 3.1 as holders of Special Warrants;

(22) "Special Warrantholders' Request" means an instrument, signed in one or more counterparts by Special Warrantholders who hold in the aggregate not less than 10% of the total number of Special Warrants outstanding for the time being, requesting the Special Warrant Agent to take some action or proceeding specified therein;

(23) "Special Warrants" means up to 4,173,434 Special Warrants of WorldHeart, created and issued pursuant to Sections 2.1 containing the right to acquire Common Shares and Warrants created and authorized for issuance and evidenced by Special Warrant Certificates issued and certified in accordance with the provisions hereof and that have not for the time being expired or been exercised or deemed to have been exercised;

(24) "Special Warrant Agent" means CIBC Mellon Trust Company, the party of the second part hereunder, and includes any successor or permitted assigns for the time being in the trusts created hereby;

(25) "this Special Warrant Indenture", "this Indenture" ,"hereto", "hereunder", "hereof", "herein", "hereby" and similar expressions mean or refer to this Special Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions "Article", "Section", "Subsection" and "paragraph" followed by a number mean the specified Article, Section, Subsection or paragraph of this Indenture;

(26) "Underwriters" means Yorkton Securities Inc. and First Associates Investments Inc.;

(27) "Underwriting Agreement" means the agreement dated December 19, 2001 between the Underwriters and WorldHeart, such agreement providing for the sale of Special Warrants by the Underwriters to the purchasers thereof;

(28) "U.S. Person" means a U.S. Person as that term is defined in Regulation S under the U.S. Securities Act;

(29) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(30) "voting shares" of any corporation means shares of one or more classes or series of a class of shares in the capital of such corporation carrying voting rights under all circumstances (and not by reason of the happening of a contingency) sufficient if exercised to elect all of the directors of such corporation, provided that such shares will be deemed not to cease to be voting shares solely by reason of a right to vote for the election of one or more of the directors of such corporation accruing to shares of another class or series of a class of shares of such corporation by reason of the happening of a contingency;

(31) "Warrant Common Shares" means the Common Shares issuable to the holder thereof on exercise of the Warrants;

(32) "Warrant Indenture" means the warrant indenture dated as of December 19, 2001 between WorldHeart and CIBC Mellon Trust Company relating to the creation and issue of Warrants;

(33) "Warrants" means warrants of WorldHeart created and governed by the Warrant Indenture;

(34) "WorldHeart" or the "Corporation" means World Heart Corporation, and includes any successor corporation to or of WorldHeart which shall have complied with the provisions of Section 8.2;

(35) "WorldHeart's auditors" means PricewaterhouseCoopers LLP, the firm of chartered accountants duly appointed as auditors of WorldHeart for the time being; and

(36) "written order of WorldHeart", "written request of WorldHeart", "written consent of WorldHeart", "written direction of WorldHeart" and "certificate of WorldHeart" mean, respectively, a written order, request, consent, direction and certificate signed in the name of WorldHeart by any director or officer of WorldHeart or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed.

1.2      Meaning of Outstanding

     Each Special Warrant certified and delivered by the Special Warrant Agent under this Indenture will be deemed to be outstanding until it is cancelled or delivered to the Special Warrant Agent for cancellation, as the case may be, or until the Special Warrants have been exercised pursuant to the terms of this Indenture, provided that:

     (a) when a new Special Warrant Certificate has been issued in substitution for a Special Warrant Certificate which has been lost, stolen or destroyed, only one of such Special Warrant Certificates will be counted for the purposes of determining the aggregate number of Special Warrants outstanding; and

     (b) for the purposes of any provision of this Indenture entitling holders of outstanding Special Warrants to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, Special Warrants owned, directly or indirectly, legally or beneficially by WorldHeart or an affiliate of WorldHeart will be deemed not to be outstanding except that:

          (i) for the purposes of determining whether the Special Warrant Agent will be protected in acting or relying on any such vote, consent, requisition or other instrument or action, only the Special Warrants which have been certified by WorldHeart in a certificate of WorldHeart to the Special Warrant Agent as so owned will be deemed not to be outstanding; and

          (ii) Special Warrants so owned which have been pledged in good faith, other than to WorldHeart or an affiliate thereof, will not be deemed not to be outstanding if the pledgee establishes to the satisfaction of the Special Warrant Agent the pledgee's right to vote such Special Warrants in its discretion free from the control of WorldHeart or an affiliate thereof.

1.3  Words Importing the Singular and Gender

     Words importing the singular include the plural and vice versa and words importing a particular gender include all genders.

1.4  Interpretation Not Affected by Headings, Etc.

     The division of this Indenture into Articles, Sections, Subsections, paragraphs, subparagraphs, clauses and subclauses and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Indenture.

1.5  Day Not a Business Day

     If the day on or before which any action that would otherwise be required to be taken hereunder is not a business day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a business day, with the same force and effect as if taken within the period for the taking of such action.

1.6  Time of the Essence

     Time will be of the essence in all respects in this Indenture and the Special Warrant Certificates.

1.7  Currency

     Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.8  Governing Law

     This Indenture and the Special Warrant Certificates will be construed and enforced in accordance with the laws prevailing in the Province of Ontario and with the federal laws of Canada applicable therein and will be treated in all respects as Ontario contracts. The parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Indenture.

1.9  Beneficiaries

     This Indenture is entered into by the Special Warrant Agent for the benefit of all such persons who subscribe for and purchase Special Warrants in accordance with the terms of this Indenture and each of them shall, upon such subscription and purchase, be entered in the register as Special Warrantholders. The Special Warrant Agent hereby declares that it holds all rights, interest and benefits to be derived therefrom for and on behalf of all such persons in accordance with the terms and restrictions contained herein.

                                   ARTICLE 2
                            ISSUE OF SPECIAL WARRANTS

2.1  Creation and Issue of Special Warrants

(1) Up to 4,173,434 Special Warrants, each Special Warrant entitling the holder thereof to be issued one Common Share (subject to adjustment as provided herein) and one Warrant (subject to adjustment as provided herein) on the terms and subject to the conditions herein provided, are hereby created and authorized for issuance by the Special Warrant Agent on behalf of WorldHeart at a price of $5.50 for each Special Warrant, payable in cash.

(2) Upon the issuance of the Special Warrants and upon receipt by WorldHeart of the issue price in cash therefor, Special Warrant Certificates shall be executed by WorldHeart and delivered to the Special Warrant Agent, certified by or on behalf of the Special Warrant Agent upon the written order of WorldHeart and delivered by the Special Warrant Agent to WorldHeart or to the order of WorldHeart pursuant to a written direction of WorldHeart, without any further act of or formality on the part of WorldHeart and without the Special Warrant Agent receiving any consideration therefor. The Special Warrants shall be issued in registered form only.

2.2  Terms of Special Warrants

(1) Subject to Subsection 2.2(2) hereof, each Special Warrant authorized to be issued hereunder will entitle the registered holder thereof, upon the exercise or deemed exercise thereof in accordance with the provisions of Article 4, and without payment of any additional consideration, to be issued one Common Share and one Warrant.

(2) The number of Common Shares and Warrants issuable on exercise or deemed exercise of the Special Warrants pursuant to Subsection 2.2(1) hereof, will be adjusted upon the occurrence of any of the events and in the manner specified in
Section 4.7.

2.3  Form of Special Warrant Certificates

(1) The Special Warrant Certificates (including the signature of the Special Warrant Agent endorsed thereon) will be substantially in the form set out in Schedule A hereto with, subject to the provisions herein, such additions, variations or omissions as may from time to time be agreed upon by WorldHeart and the Special Warrant Agent; will be dated as of the Closing Date (regardless of the actual dates of their issue), will bear such legends (including the applicable legend described in Sections 2.7, 2.8 or 2.9 below, as applicable) and distinguishing letters and numbers as WorldHeart, with the approval of the Special Warrant Agent, may prescribe and will be issuable in any whole number denomination. No fractional Special Warrants will be issued or otherwise provided for hereunder. Regardless of any adjustments pursuant to
Article 4 of this Indenture, Special Warrant Certificates representing Special Warrants shall continue to be in the form set forth in Schedule A to this Indenture and shall continue to express the number of Common Shares and Warrants which may be acquired upon the exercise of the Special Warrants evidenced thereby prior to any such adjustments.

(2) The Special Warrant Certificates may be engraved, lithographed or printed (the expression "printed" including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as WorldHeart may with the approval of the Special Warrant Agent determine.

2.4  Signing of Special Warrant Certificates

(1) The Special Warrant Certificates will be signed by any director or officer of WorldHeart or by any other individual to whom such signing authority is delegated by the directors from time to time.

(2) The signatures of any of the officers or individuals referred to in Subsection 2.4(1) may be manual signatures, engraved, lithographed or printed in facsimile and Special Warrant Certificates bearing such facsimile signatures will be binding on WorldHeart as if they had been manually signed by such officers or individuals.

(3) Notwithstanding that any person whose manual or facsimile signature appears on a Special Warrant Certificate as one of the officers or individuals referred to in Subsection 2.4(1) no longer holds the same or any other office with WorldHeart at the date of issuance of any Special Warrant Certificate or at the date of certification or delivery thereof, such Special Warrant Certificate will, subject to Section 2.5, be valid and binding on WorldHeart and such fact shall not affect in any way the entitlement of the holder thereof to the benefits of this Indenture or the Special Warrant Certificate(s) in question.

2.5  Certification by Special Warrant Agent

(1) No Special Warrant Certificate, notwithstanding that such Special Warrant Certificate has been signed in accordance with Section 2.4, will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Special Warrant Agent substantially in the form of the certificate set out in Schedule A or in such other form approved by the Special Warrant Agent. The certification by the Special Warrant Agent on a Special Warrant Certificate will be conclusive evidence in favour of the Special Warrant Agent on behalf of the Special Warrantholders as against WorldHeart that such

Special Warrant Certificate has been duly issued hereunder, is valid and exercisable, and that the holder thereof is entitled to the benefits hereof.

(2) The certification by the Special Warrant Agent on any Special Warrant Certificate issued hereunder will not be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Indenture (except in respect of its due authorization, execution and delivery by, and enforceability against, the Special Warrant Agent) or such Special Warrant Certificate (except the due certification thereof) or as to the performance by WorldHeart of its obligations hereunder, and the Special Warrant Agent will in no respect be liable or answerable for the use made of any Special Warrant Certificate or of the consideration therefor, except as otherwise specified herein.

2.6  Special Warrants to Rank Pari Passu

     All Special Warrants will rank pari passu, whatever may be the actual dates of issue of the Special Warrant Certificates by which the Special Warrants are evidenced.

2.7  Canadian Transfer Restrictions

     In order to ensure compliance with applicable Canadian securities laws, no direct or indirect sale, transfer or repurchase of Special Warrants, underlying Common Shares, underlying Warrants or the underlying Warrant Common Shares shall be permitted from or by a registered holder whose address is not in Canada (or who is not a resident of Canada) to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) unless it is made in compliance with Applicable Legislation. Each Special Warrantholder, by its acceptance of the Special Warrants, shall be deemed to have acknowledged and agreed that if it is not a resident of Canada it shall not transfer Special Warrants, underlying Common Shares, underlying Warrants or the underlying Warrant Common Shares except as provided in the immediately preceding sentence. . Each Special Warrant Certificate originally issued to a person within Canada and all Special Warrant Certificates issued in exchange therefor or in substitution thereof, as well as certificates representing the underlying Common Shares and underlying Warrants issuable upon the exercise of any Special Warrant evidenced by any such Special Warrant Certificate prior to the Qualification Date, shall bear the legend set forth below (the "Canadian Legend"):

          "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE
          HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES
          BEFORE APRIL 20, 2002.

          THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED

          HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE
          TRANSFERRED TO OR EXERCISED IN THE UNITED STATES BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

2.8  United States Transfer Restrictions

     Each Special Warrant Certificate originally issued to a U.S. Person and all Special Warrant Certificates issued in exchange therefor or in substitution therefor, as well as certificates representing the underlying Common Shares underlying Warrants or the underlying Warrant Common Shares issuable upon the exercise or deemed exercise of any Special Warrants represented by any such Special Warrant Certificate prior to the Qualification Date shall bear the legend set forth below (the "U.S. Legend"):

          "FOR SPECIAL WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER SPECIAL WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE SPECIAL WARRANT AGENT AND ANY ATTEMPT TO EFFECT SUCH A TRANSFER IS INVALID UNLESS MADE IN COMPLIANCE WITH THE ABOVE-NOTED RESTRICTIONS.

          "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE

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                                       11

          SECURITIES ACT (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL OPINION TO THE ISSUER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON THE DELIVERY TO CIBC MELLON TRUST COMPANY AND THE COMPANY OF A CERTIFICATE TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

In order to ensure compliance with applicable United States securities laws, no direct or indirect transfer or sale of Special Warrants bearing the U.S. Legend may be made except in compliance with the U.S. Legend or unless otherwise determined by WorldHeart to be in accordance with Applicable Legislation.

2.9  Legend for Special Warrant Certificates of Non-U.S. Persons

     Except with regards to Special Warrant Certificates originally issued to a person within the United States as contemplated in Section 2.8, each Special Warrant Certificate and all Special Warrant Certificates issued in exchange therefor or in substitution therefor, as well as the certificates representing the underlying Common Shares, underlying Warrants or the underlying Warrant Common Shares issuable upon the exercise or deemed exercise of any Special Warrants represented by any such Special Warrant Certificate issued prior to the Qualification Date, shall bear the following legend (the "Non-U.S. Legend"):

          "FOR SPECIAL WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER SPECIAL WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE TRUSTEE AND ANY ATTEMPT TO EFFECT

          SUCH A TRANSFER IS INVALID UNLESS MADE IN COMPLIANCE
          WITH THE ABOVE-NOTED RESTRICTIONS.

          "THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

2.10 Reliance by Special Warrant Agent

     The Special Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Special Warrants or any underlying Common Shares, underlying Warrants or the underlying Warrant Common Shares issuable upon the exercise of any Special Warrants. The Special Warrant Agent shall be entitled to process all proffered transfers and exercises of Special Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements and the terms of this Indenture and the related Special Warrant Certificates, provided that such transfers and exercises of Special Warrants may only be processed by the Special Warrant Agent upon written instruction of WorldHeart to the Special Warrant Agent, which instruction may be based, in WorldHeart's discretion, upon certificates, opinions and other documentation of the holders of such Special Warrants that such transfer or exercise is in accordance with Applicable Legislation. The Special Warrant Agent may assume for the purposes of this Indenture that the address on the register of Special Warrantholders of any Special Warrantholder is the Special Warrantholder's actual address and is also determinative of the Special Warrantholder's residency and that the address of any transferee to whom any Special Warrants or underlying Common Shares, underlying Warrants or the underlying Warrant Common Shares are to be registered, as shown on the transfer document, is the transferee's actual address and is also determinative of the transferee's residency.

2.11     Issue in Substitution for Lost Certificates, Etc.


(1) If any Special Warrant Certificate becomes mutilated or is lost, destroyed or stolen, WorldHeart, subject to applicable law and to Subsection 2.11(2), shall issue, and thereupon the Special Warrant Agent will certify and deliver, a new Special Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on

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                                       13

surrender and cancellation of such mutilated Special Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate shall be in a form approved by the Special Warrant Agent and the Special Warrants evidenced thereby shall entitle the holders to the benefits hereof and rank pari passu in accordance with its terms and with all other Special Warrants issued hereunder.

(2) The applicant for the issue of a new Special Warrant Certificate pursuant to this Section 2.11 will bear the reasonable cost of the issue thereof and in case of mutilation, loss, destruction or theft shall, as a condition precedent to the issue thereof:

     (a) furnish to WorldHeart and to the Special Warrant Agent such evidence of ownership and of the mutilation, loss, destruction or theft of the Special Warrant Certificate to be replaced as is satisfactory to WorldHeart and to the Special Warrant Agent in their discretion, acting reasonably;

     (b) if so required by WorldHeart or the Special Warrant Agent, furnish an indemnity in amount and form satisfactory to WorldHeart and to the Special Warrant Agent in their discretion, acting reasonably; and

     (c) pay the reasonable charges of WorldHeart and the Special Warrant Agent in connection therewith.

2.12 Cancellation of Surrendered Special Warrants

     All Special Warrant Certificates surrendered to the Special Warrant Agent pursuant to Sections 2.11, 3.1, 3.2, 4.1 or 4.2 will be cancelled by the Special Warrant Agent and, if requested by WorldHeart in writing, the Special Warrant Agent will furnish WorldHeart with a cancellation certificate identifying each Special Warrant Certificate so cancelled and the number of Special Warrants evidenced thereby.

2.13     Special Warrantholder not a Shareholder

         Nothing in this Indenture or in the holding of a Special Warrant evidenced by a Special Warrant Certificate, or otherwise, is intended or will confer or be construed as conferring on any Special Warrantholder any right or interest whatsoever as a shareholder of WorldHeart, including but not limited to any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of WorldHeart or any right to receive any dividend or other distribution to which the shareholders of WorldHeart may be entitled.

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                                       14

                                   ARTICLE 3
                      REGISTRATION, TRANSFER, EXCHANGE AND
                          OWNERSHIP OF SPECIAL WARRANTS

3.1  Registration and Transfer of Special Warrants

(1) WorldHeart hereby appoints the Special Warrant Agent as registrar and transfer agent of the Special Warrants.

(2)  The Special Warrant Agent will cause to be kept:

     (a) by and at the principal office in Toronto, Ontario of the Special Warrant Agent a register (or registers) of holders in which shall be entered in alphabetical order the names and addresses of the holders of Special Warrants and particulars of the Special Warrants held by them; and

     (b) by and at the principal office in Toronto, Ontario of the Special Warrant Agent, a register of transfers in which all transfers of Special Warrants and the date and other particulars of each transfer shall be entered.

(3) No transfer of any Special Warrant will be valid unless duly entered on the appropriate register of transfers referred to in Subsection 3.1(2), or on any branch registers maintained pursuant to Subsection 3.1(8), upon surrender to the Special Warrant Agent of the Special Warrant Certificate evidencing such Special Warrant, duly endorsed by, or accompanied by a written instrument of transfer substantially in the form of Appendix 2 to the Special Warrant Certificate or otherwise in form satisfactory to the Special Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Special Warrant Agent, and a written acknowledgement by the transferee substantially in the form of Appendix 3 to the Special Warrant Certificate or otherwise in form satisfactory to the Special Warrant Agent executed by the transferee and, subject to compliance with Sections 2.7, 2.8 and 2.9 and such requirements and such other reasonable requirements as the Special Warrant Agent may prescribe, such transfer will be duly noted on one of such registers of transfers by the Special Warrant Agent within two business days of the satisfaction of all such requirements.

(4) The transferee of any Special Warrant will, after surrender to the Special Warrant Agent of the Special Warrant Certificate evidencing such Special Warrant as required by Subsection 3.1(3) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in Subsection 3.1(2), or on any branch registers of holders maintained pursuant to Subsection 3.1(8), as the owner of such Special Warrant free from all equities or rights of set-off or counterclaim between WorldHeart and the transferor or any previous holder of such Special Warrant, except in respect of equities of which WorldHeart is required to take notice by statute or by order of a court of competent jurisdiction.

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                                       15

(5) WorldHeart will be entitled, and may direct the Special Warrant Agent in writing, to refuse to recognize any transfer, or enter the name of any transferee, of any Special Warrant on the registers referred to in Subsection 3.1(2), or on any branch registers maintained pursuant to Subsection 3.1(8), if such transfer would constitute a violation of the securities laws of any jurisdiction or would require WorldHeart to qualify the Common Shares, Warrants or Warrant Common Shares issuable on exercise or deemed exercise of the Special Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

(6) Neither WorldHeart nor the Special Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Special Warrant, and may transfer any Special Warrant on the written direction of the person registered as the holder thereof and delivered in accordance with Subsection 3.1(3), whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(7) The registers referred to in Subsection 3.1(2), and any branch registers maintained pursuant to Subsection 3.1(8), will at all reasonable times be open for inspection during normal business hours by WorldHeart and any Special Warrantholder. The Special Warrant Agent will from time to time when requested so to do in writing by WorldHeart or any Special Warrantholder (upon payment of the Special Warrant Agent's reasonable charges), furnish WorldHeart or such Special Warrantholder with a list of the names and addresses of holders of Special Warrants entered on such registers and showing the number of Special Warrants held by each such holder.

(8) The Special Warrant Agent, with the approval of WorldHeart, may at any time and from time to time change the place at which the registers referred to in Subsection 3.1(2) are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of any such change or closure shall be given by the Special Warrant Agent to WorldHeart and the holders of Special Warrants.

(9) The Special Warrant Agent shall retain until the sixth anniversary of the Expiry Time all instruments of transfer of Special Warrants which are tendered for registration including the details shown thereon of the persons by or through whom they were lodged, all cancelled Special Warrants and other related documents.

3.2  Exchange of Special Warrant Certificates

(1) One or more Special Warrant Certificates may, on compliance by the holder with the reasonable requirements of the Special Warrant Agent, be exchanged for one or more Special Warrant Certificates of different denomination evidencing in the aggregate the same number of Special Warrants as the Special Warrant Certificate or Special Warrant Certificates being exchanged, and such holder shall pay the reasonable cost thereof.

(2) Special Warrant Certificates may be exchanged only at the principal office in Toronto, Ontario of the Special Warrant Agent or at any other place designated by WorldHeart with the approval of the Special Warrant Agent.

(3) Any Special Warrant Certificate tendered for exchange shall be surrendered to the Special Warrant Agent or its agent and cancelled.

(4) WorldHeart will sign all Special Warrant Certificates necessary to carry out exchanges pursuant to this Section 3.2 and the Special Warrant Agent shall certify such Special Warrant Certificates.

3.3  Reasonable Charges for Transfer or Exchange

     A presenter of a Special Warrant Certificate pursuant to this Indenture may be charged the reasonable costs of the Special Warrant Agent for the transfer of any Special Warrant or the exchange of any Special Warrant Certificate.

3.4  Ownership of Special Warrants

(1) WorldHeart and the Special Warrant Agent may deem and treat the person in whose name any Special Warrant is registered as the absolute owner of such Special Warrant for all purposes, and such person will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and WorldHeart and the Special Warrant Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(2) The registered holder of any Special Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between WorldHeart and the original or any intermediate holder thereof and all persons may act accordingly, and the delivery to any such registered holder of the Common Shares and Warrants issued on exercise or deemed exercise of such Special Warrant will be a good discharge to WorldHeart and the Special Warrant Agent therefor and, unless WorldHeart or the Special Warrant Agent are required by statute or by an order of a court of competent jurisdiction, neither WorldHeart nor the Special Warrant Agent will be bound to inquire into the title of any such registered holder.

3.5  Assumption by Transferee

     Upon becoming a Special Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture. Upon the registration by the Special Warrant Agent of such transferee as the holder of a Special Warrant, the transferor thereof shall cease to have any further rights under this Indenture with respect to such Special Warrant or the Common Shares and Warrants to be issued on exercise or deemed exercise thereof.

                                   ARTICLE 4
                          EXERCISE OF SPECIAL WARRANTS

4.1  Exercise

(1) Subject to the limitation set forth in Subsection 4.1(2) and Section 4.6, holders of Special Warrants may at any time prior to the Expiry Time exercise the right thereby conferred to be issued Common Shares and Warrants by surrendering to the Special Warrant Agent at the principal office in Toronto, Ontario of the Special Warrant Agent, or to any other person or at any other place designated by WorldHeart with the approval of the Special Warrant Agent, during normal business hours on a business day at such place, the Special Warrant Certificate evidencing such Special Warrants, with a duly completed and executed notice of exercise substantially in the form set out in Appendix 1 to such Special Warrant Certificate, provided such notice is also given to WorldHeart by either the Special Warrantholder or the Special Warrant Agent by delivering to WorldHeart a copy of such documents.

(2) Any Special Warrant Certificate with a duly completed and executed notice of exercise referred to in Subsection 4.1(1) will be deemed to have been surrendered only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Special Warrant Agent or one of the other persons at the office or one of the other places specified in Subsection 4.1(1).

(3) Any notice of exercise referred to in Subsection 4.1(1) must be signed by the Special Warrantholder, or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Special Warrant Agent, acting reasonably, and, if any Common Shares and Warrants thereby issuable are to be issued to a person or persons other than the Special Warrantholder such issuance must be in accordance with applicable laws (as determined by WorldHeart) and must specify the name or names and the address or addresses of each such person or persons and the number of Common Shares and Warrants to be issued to each such person if more than one is so specified.

(4) The holder of any Special Warrant Certificate who wishes to exercise the Special Warrants evidenced by such Special Warrant Certificate may exercise less than all of such Special Warrants and in the case of any such partial exercise shall be entitled to receive, without charge therefor, a Special Warrant Certificate, in form, signed and certified in accordance with the provisions of
Article 2, evidencing the number of Special Warrants held by the Special Warrantholder which remain unexercised. Such Special Warrant Certificate will be delivered by the Special Warrant Agent to the holder concurrently with the certificates representing the Common Shares and the certificates representing the Warrants issued on partial exercise of such holder's Special Warrants.

4.2  Deemed Exercise

(1) If any Special Warrant has not been exercised pursuant to Section 4.1, such Special Warrant will be deemed to have been exercised by the holder thereof (without any further action on the part of such holder or WorldHeart) immediately prior to the Expiry Time. WorldHeart will as soon as practicable and in all events no later than two business days after the Qualification Date give notice of the Qualification Date to the Special Warrant Agent and cause the Special Warrant Agent as soon as practicable and in all events no later than five business days after the Qualification Date to give notice of the Qualification Date to the holders of Special Warrants. Such notice shall specify that the Special Warrants are deemed to have been exercised automatically in accordance with their terms and will further specify that such holders will, subject to Section 4.3, receive the certificates representing the Common Shares and the certificates representing the Warrants to which the holder is entitled within 5 business days of such notice.

(2) Whether exercised or deemed to have been exercised, the Special Warrant Certificates must be surrendered to the special Warrant Agent. The holder of any Special Warrant deemed to have been exercised pursuant to Subsection 4.2(1) will have no rights thereunder except to receive certificates representing the Common Shares and certificates representing Warrants thereby issued to him.

4.3  Effect of Exercise or Deemed Exercise

(1) Upon the exercise of any Special Warrant in accordance with Section 4.1 or upon the deemed exercise of any Special Warrant in accordance with Section 4.2, the Common Shares and the Warrants thereby issuable will be deemed to have been issued, and the person or persons to whom such Common Shares and Warrants are to be issued will be deemed to have become the holder or holders of record thereof, on the Exercise Date or the Deemed Exercise Date, as the case may be, unless the registers for the Common Shares and Warrants are closed on that date, in which case such Common Shares and Warrants will be deemed to have been issued and such person or persons will be deemed to have become the holder or holders of record thereof on the date on which such registers are reopened, but such Common Shares and Warrants will be issued on the basis of the number of Common Shares and Warrants to which such person or persons were entitled on the Exercise Date or the Deemed Exercise Date, as the case may be.

(2) As soon as practicable and in any event not later than, in the case of the exercise of any Special Warrant in accordance with Section 4.1, the fifth business day on which the registers for the Common Shares and Warrants have been open after such exercise or, in the case of the deemed exercise of any Special Warrant in accordance with Section 4.2, within five business days after the surrender to the Special Warrant Agent of the Special Warrant Certificate evidencing such Special Warrant in accordance with Subsection 4.2(2), WorldHeart will cause the Special Warrant Agent to mail to the person or persons in whose name or names the Common Shares and Warrants thereby issued have been issued upon delivery of the special Warrant Certificate, at his or their respective addresses.

(3) If any Common Shares or Warrants issuable pursuant to any Special Warrant are to be issued to a person or persons other than the Special Warrantholder, the Special Warrantholder must pay to WorldHeart or to the Special Warrant Agent on its behalf an amount equal to all exigible transfer taxes or other government charges, and WorldHeart will not be required to issue or deliver any certificates representing any such Common Shares and Warrants unless or until such amount has been so paid or the Special Warrantholder has established to the satisfaction of WorldHeart that such taxes and charges have been paid or that no such taxes or charges are owing.

4.4  No Fractional Common Shares or Warrants

     WorldHeart will not, whether pursuant to an adjustment in accordance with
Section 4.7 or under any other circumstances, be obligated to issue any fraction of a Common Share or any fraction of a Warrant on the exercise or deemed exercise of Special Warrants. To the extent that a holder of Special Warrants would otherwise have been entitled to receive, on the exercise or deemed exercise of Special Warrants, a fraction of a Common Share or a fraction of a Warrant, such right may only be exercised in respect of such fraction in connection with another Special Warrant or Special Warrants which in the aggregate entitle the holder to receive a whole number of Common Shares or Warrants. If a Special Warrantholder is not able to combine Special Warrants so as to be entitled to acquire a whole number of Common Shares or Warrants, the number of Common Shares or Warrants which such Special Warrantholder is entitled to receive shall be rounded down to the prior whole number.

4.5  Recording

     The Special Warrant Agent will record particulars of each Special Warrant exercised or deemed to have been exercised which will include the name and address of each person to whom Common Shares and Warrants are thereby issued, the number of Common Shares and Warrants so issued and the Exercise Date or Deemed Exercise Date in respect thereof. Within five business days after each Exercise Date or the Deemed Exercise Date the Special Warrant Agent will provide such particulars in writing to WorldHeart.

4.6  Restrictions

     No Common Shares and no Warrants will be issued on exercise or deemed exercise of any Special Warrant, if in the opinion of counsel to WorldHeart (delivered to the Special Warrant Agent prior to issue), the issuance of such Common Shares or Warrants would constitute a violation of the securities laws of any applicable jurisdiction or require WorldHeart to qualify the Common Shares and Warrants issuable on exercise or deemed exercise of the Special Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions. Without limiting the generality of the preceding sentence, if the Exercise Date in respect of any Special Warrant occurs before the Qualification Date, the certificates representing the Common Shares and Warrants thereby issued will bear such legends as may, in the opinion of counsel to WorldHeart, be necessary or advisable in order to avoid a violation of any applicable securities laws of any province or territory of Canada, of the United States of America or any other jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are then listed, provided that if, at any time, in the opinion of counsel to WorldHeart, such legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at his expense, provides WorldHeart with evidence satisfactory in form and substance to WorldHeart (which may include an opinion of counsel satisfactory to WorldHeart) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares as applicable, in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Special Warrant Agent in exchange for a certificate which does not bear such legends.

4.7  Adjustments

(1) In the event that a receipt is not issued by a Securities Commission in the Qualifying Jurisdictions for the Final Prospectus at or prior to the Qualification Deadline, then each Special Warrantholder, other than any non-arm's length purchaser who is the registered owner of Special Warrants, shall be entitled to receive, upon exercise of the Special Warrants after the Qualification Deadline, at no additional consideration, 1.07 Common Shares and
1.07 Warrants.

(2) The rights of the holder of any Special Warrant, including the number of Common Shares and Warrants issuable upon the exercise or deemed exercise of such Special Warrant, will be adjusted from time to time in the events and in the manner provided in, and in accordance with the provisions of this Section 4.7, and for such purposes and as used in this Section 4.7:

     (a) "Adjustment Period" means the period commencing on the Closing Date and ending at the Expiry Time; and

     (b) "Exchange Rate" means the rate at which Common Shares and Warrants are issuable upon the exercise or deemed exercise of any Special Warrant, which rate, subject to adjustment in accordance with this Indenture, is one Common Share and one Warrant for each Special Warrant as of the Closing Date.

For greater certainty, notwithstanding any other provision of this Section 4.7, the holders of Warrants shall not be entitled to any adjustment upon the conversion or exercise of (i) any Series A convertible preferred shares of WorldHeart and (ii) any Series A participating preferred shares of World Heart Inc., a subsidiary of WorldHeart.

(3) The Exchange Rate in effect at any date will be subject to adjustment from time to time if and whenever at any time during the Adjustment Period, WorldHeart shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares, or (ii) consolidate, combine or reduce the outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares or other securities of WorldHeart that are convertible into Common Shares ("convertible securities") to all or substantially all of the holders of Common Shares or convertible securities (as the case may be) by way of a stock dividend or other distribution. In any such event, the Exchange Rate shall, on the effective date of such event, be adjusted so that it will equal the rate determined by multiplying the Exchange Rate in effect immediately prior to such date by a fraction, of which the denominator shall be the total number of Common Shares outstanding on such date before giving effect to such event, and of which the numerator shall be the total number of Common Shares outstanding on such date after giving effect to such event. Such adjustment will be made successively whenever any such event shall occur and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Subsection 4.7(3). To the extent that this Subsection 4.7(3) has become operative because of an issue of convertible securities referred to in clause (iii) above, the number of Common Shares obtainable under each Special Warrant shall be readjusted based on the number of Common Shares issuable upon conversion or exchange of such convertible or exchangeable securities.

(4) If and whenever at any time during the Adjustment Period, there is (i) any reclassification of the Common Shares at any time outstanding, any change of the Common Shares into other shares or any other capital reorganization of WorldHeart (other than as described in Subsection 4.7(3)), (ii) any consolidation, amalgamation, arrangement, merger or other form of business combination of WorldHeart with or into any other corporation, trust, partnership or other entity resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares or any other capital reorganization of WorldHeart, (iii) any triggering of a shareholders rights plan, or (iv) any sale, lease, exchange or transfer of the undertaking or assets of WorldHeart as an entirety or substantially as an entirety to another corporation or trust, partnership or other entity, then, in each such event, each holder of any Special Warrants which are exercised or deemed to have been exercised on or after the effective date of such event will be entitled to receive, and shall accept, in lieu of the number of Common Shares and Warrants to which such holder was theretofore entitled (after giving effect to all adjustments under this Section 4.7 required as of such date) upon such exercise or deemed exercise, the kind and number or amount of shares or other securities or property which such holder would have been entitled to receive as a result of such event if, on the effective date thereof, such holder had been the registered holder of the number of Common Shares to which immediately before the transaction such holder was theretofore entitled upon exercise of the Special Warrants. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this Section 4.7 with respect to the rights and interests thereafter of the holders of Special Warrants to the end that the provisions set forth in this Section 4.7 and in this Indenture will thereafter correspondingly be made applicable, as nearly as may reasonably be possible, in relation to any shares or other securities or property thereafter deliverable upon the exercise or deemed exercise of any Special Warrant. Any such adjustments will be made by and set forth in an indenture supplemental hereto approved by the directors of the Corporation and shall for all purposes be conclusively deemed to be an appropriate adjustment. No such capital reorganization or event as described in this Subsection 4.7(4) shall be carried into effect unless all necessary steps to be taken by WorldHeart shall have been taken prior to the effective date of such capital reorganization or event as described in this Subsection 4.7(4) to afford the Special Warrantholders the entitlement to receive the number of securities or property of WorldHeart or of WorldHeart's successor or transferee, as the case may be, contemplated hereby, in the same manner as holders of Common Shares, subject to adjustment thereafter in accordance with provisions the same, as nearly possible, as those contained in this Section 4.7.

(5) If and whenever at any time during the Adjustment Period WorldHeart proposes to issue or distribute securities of WorldHeart (including rights, options or warrants to purchase shares of WorldHeart or securities convertible into or exchangeable for shares of WorldHeart or property or assets, including cash or evidences of indebtedness (including dividends payable in cash) to all or substantially all of the holders of the Common Shares, except in respect of any Common Shares issuable pursuant to any option, warrant, share option plan and/or share purchase plan in force from time to time for directors, officers, employees or consultants of WorldHeart and its affiliates or as otherwise specified in the Underwriting Agreement, such rights, securities, property or assets shall also be offered to the Special Warrantholders, and the Special Warrantholders shall be entitled to receive, and shall receive for the same aggregate consideration payable, if any, in addition to the number of Common Shares to which the Special Warrantholder was therefore entitled upon such exercise, the kind and amount of shares or other securities or property which result from such issue or distribution as if, on the effective date or the record date, as the case may be, at which holders of Common Shares are determined for the purpose thereof, such Special Warrantholder had been the registered holder of the number of Common Shares to which the Special Warrantholder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this Section 4.7 with respect to the rights and interests thereafter of the holders of Special Warrants to the end that the provisions set forth in this Section 4.7 and in this Indenture will thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or other securities or property thereafter deliverable upon the exercise or deemed exercise of any Special Warrant. Any such adjustments will be made by and set forth in an indenture supplemental hereto approved by the directors and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(6) In any case in which this Section 4.7 shall require that an adjustment shall become effective immediately after a record date for or effective date of an event referred to herein, WorldHeart may defer, until the occurrence and consummation of such event, issuing to the holder of any Special Warrant exercised or deemed to have been exercised after such record date or effective date and before the occurrence and consummation of such event the additional Common Shares or other securities or property issuable upon such exercise or deemed exercise by reason of the adjustment required by such event, provided, however, that WorldHeart will deliver to such holder, as soon as reasonably practicable after such record date or effective date, as applicable, an appropriate instrument evidencing such holder's right to receive such additional Common Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Common Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Exercise Date or the Deemed Exercise Date, as the case may be, or such later date as such holder would, but for the provisions of this Subsection 4.7(6), have become the holder of record of such additional Common Shares or of such other securities or property pursuant to Subsection 4.3(1).

(7) If WorldHeart shall set a record date to determine the holders of securities for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such securityholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Common Shares obtainable upon exercise of any Special Warrant shall be required by reason of the setting of such record date.

(8) The adjustments provided for in this Section 4.7 are cumulative, and shall, in the case of any adjustment to the Exchange Rate, be computed to the nearest one one-hundredth of a Common Share or Warrant and will apply (without duplication) to successive subdivisions, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this Section 4.7, provided that, notwithstanding any other provision of this
Section 4.7, no adjustment of the Exchange Rate will be required (i) unless such adjustment would require an increase or decrease of at least 1% in the Exchange Rate then in effect (provided, however, that any adjustment which by reason of this Subsection 4.7(8) is not required to be made will be carried forward and taken into account in any subsequent adjustment), (ii) in respect of any Common Shares issuable or issued pursuant to any option, warrant, share option plan, share purchase plan of WorldHeart or as otherwise specified in the Underwriting Agreement, or (iii) in respect of any Common Shares issuable or issued pursuant to the Special Warrants.

(9) If any question arises with respect to the adjustments provided in this
Section 4.7, such question shall be conclusively determined by WorldHeart's auditors or, if they are unable or unwilling to act, by such firm of chartered accountants as is appointed by WorldHeart or successor to the undertaking or assets of WorldHeart, and acceptable to the Special Warrant Agent. Such accountants shall have access to all necessary records of WorldHeart and such determination shall be binding upon WorldHeart, the Special Warrant Agent and the Special Warrantholders.

(10) All shares of any class of securities or property which a Special Warrantholder is at the time in question entitled to receive on the full exercise of such holder's Special Warrants, whether or not as a result of adjustments made pursuant to this Section 4.7 shall, for the purposes of the interpretation of this Indenture, be deemed to be securities which such Special Warrantholder is entitled to acquire pursuant to such Special Warrants.

(11) If and whenever at any time during the Adjustment Period, WorldHeart shall take any action affecting or relating to the Common Shares, other than any action described in this Section 4.7, which in the opinion of the directors of WorldHeart would adversely affect the rights of any holders of Special Warrants, the Exchange Rate will be adjusted by the directors in such manner, if any, and at such time, as the directors may in their sole discretion, subject to the approval of any stock exchange or quotation system on which the Common Shares are listed and posted for trading, determine to be equitable in the circumstances to such holders.

(12) As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Special Warrants, WorldHeart will take any and all action which may, in the opinion of counsel to WorldHeart, be necessary in order that WorldHeart, or any successor to WorldHeart or successor to the undertaking or assets of WorldHeart, will be obligated to and may validly and legally issue all the Common Shares, or other securities or property which the holders of Special Warrants would be entitled to receive thereafter on the exercise or deemed exercise thereof in accordance with the provisions hereof.

(13) At least seven days before the earlier of the effective date of or record date for any event referred to in this Section 4.7 that requires or might require an adjustment in any of the rights under the Special Warrants or such longer notice period as may be applicable in respect of notices required to be delivered by WorldHeart to holders of its Common Shares, WorldHeart will:

     (a) file with the Special Warrant Agent a certificate of WorldHeart specifying the particulars of such event and, to the extent determinable, any adjustment required and the computation of such adjustment; and

     (b) give notice to the Special Warrantholders of the particulars of such event and, to the extent determinable, any adjustment required and a description of how such adjustment will be calculated.

Such notice need only set forth such particulars as have been determined at the date such notice is given. If any adjustment for which such notice is given is not then determinable, promptly after such adjustment is determinable WorldHeart will:

     (c) file with the Special Warrant Agent a certificate of WorldHeart showing the computation of such adjustment; and

     (d)  give notice to the Special Warrantholders of such adjustment.

Where a notice pursuant to this Subsection 4.7(13) has been given, the Special Warrant Agent shall be entitled to act and rely on any adjustment calculation of WorldHeart or WorldHeart's auditors.

(14)  The Special Warrant Agent shall not:

     (a) at any time be under any duty or responsibility to any Special Warrantholder to determine whether any facts exist which may require any adjustment in the Exchange Rate, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise or deemed exercise of any Special Warrant; or

(c) be responsible for any failure of WorldHeart to make any cash payment or to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Special Warrant for the purpose of exercise or deemed exercise, or to comply with any of the covenants contained in this Section 4.7.

                                    ARTICLE 5
                                    COVENANTS

5.1  General Covenants

     WorldHeart represents, warrants, covenants and agrees with the Special Warrant Agent for the benefit of the Special Warrant Agent and the Special Warrantholders that so long as any Special Warrant remains outstanding and may be exercised:

     (a) WorldHeart is duly authorized to create and issue the Special Warrants and the Special Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against WorldHeart;

     (b) WorldHeart will at all times maintain its corporate existence, carry on and conduct its business in a proper and business-like manner, keep or cause to be kept proper books of account in accordance with generally accepted accounting principles and WorldHeart will send to Special Warrantholders copies of all financial statements furnished to its shareholders during the term of this Indenture;

     (c) WorldHeart will reserve for the purpose and will conditionally allot out of its authorized capital that number of Common Shares to enable it to satisfy its obligations to issue Common Shares on the exercise or deemed exercise of the Special Warrants and the due exercise of the Warrants;

     (d) WorldHeart will cause the Common Shares and Warrants to be duly issued from time to time pursuant to the exercise or deemed exercise of the Special Warrants, and the certificates representing such Common Shares and the certificates representing the Warrants to be duly issued and delivered in accordance with the Special Warrants and the terms hereof;

     (e) until the expiry date of the Special Warrants, WorldHeart will not amend this Indenture without the approval of the holders of Special Warrants then outstanding, such approval to be given by an

          Extraordinary Resolution of the holders of Special Warrants then outstanding pursuant to the Special Warrant Indenture, unless such amendment would otherwise be permitted under Article 9 hereof;

     (f) all Common Shares that are issued or created on exercise or deemed exercise of the Special Warrants or the due exercise of the Warrants will be issued as fully paid and non-assessable shares;

     (g) WorldHeart will cause the Special Warrant Agent to keep open on business days the registers of holders and registers of transfers referred to in Section 3.1 and will not take any action or omit to take any action which would have the effect of preventing the Special Warrantholders from exercising any of the Special Warrants or receiving any of the Common Shares and Warrants upon such exercise;

     (h) WorldHeart will make all filings required to be made by WorldHeart, including filings with appropriate securities commissions and any stock exchange or quotation system on which securities of WorldHeart are listed, in connection with the issuance and sale of the Special Warrants, the exercise of the Special Warrants and issue of the Common Shares, Warrants and Warrant Common Shares;

     (i) generally, WorldHeart will well and truly perform and carry out all acts and things to be done by it as provided in this Indenture and will not take any action which might reasonably be expected to deprive the Special Warrantholders of their rights to acquire Common Shares and Warrants upon the exercise of the Special Warrants;

     (j) WorldHeart will prepare, in conformity with the requirements of all Applicable Legislation in all material respects, and file the Preliminary Prospectus with the Securities Commissions as soon as possible, and shall use its commercially reasonably efforts to obtain receipts therefor from the Securities Commission as soon as commercially practicable thereafter. WorldHeart will use its commercially reasonable efforts to resolve as soon as commercially practicable any regulatory deficiencies in respect of the Preliminary Prospectus. As soon as possible after such deficiencies have been resolved and/or satisfied, WorldHeart will prepare and file in conformity with the requirements of Applicable Legislation, in all material respects, the Final Prospectus with the Securities Commissions. WorldHeart will use its commercially reasonable efforts to obtain receipts therefor from the Securities Commissions as soon as commercially practicable thereafter and in any event, on or prior to the Qualification Deadline, qualifying the distribution of the Common Shares, Warrants and Warrant Common Shares issuable on exercise of the Special Warrants in each of the Qualifying Jurisdictions and shall, as soon as possible but in any event, no later than five business days after the issuance of such receipts for the Final Prospectus, provide the Special Warrantholders with all documents customarily provided in connection with a distribution under a prospectus.

5.2  Special Warrant Agent's Remuneration and Expenses

     WorldHeart will pay to the Special Warrant Agent from time to time reasonable remuneration for its services hereunder and will, on the Special Warrant Agent's request, pay to or reimburse the Special Warrant Agent for all reasonable documented expenses, disbursements and advances made or incurred by the Special Warrant Agent in the administration or execution of the trusts hereof (including reasonable documented compensation and disbursements of its counsel and other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Special Warrant Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from negligence, wilful misconduct or bad faith of the Special Warrant Agent or of persons for whom the Special Warrant Agent is responsible.

5.3  Securities Qualification Requirements

(1) WorldHeart will as soon as practicable and in all events, no later than two business days after the Qualification Date, give notice of the Qualification Date and copies of the receipts for the Final Prospectus to the Special Warrant Agent and to counsel for WorldHeart and WorldHeart will cause the Special Warrant Agent as soon as practicable and in all events, no later than five business days after the Qualification Date, to give notice of the Qualification Date to the holders of Special Warrants together with a copy of the Final Prospectus.

(2) If, in the opinion of counsel, any instrument (other than the Final Prospectus) is required to be filed with, or any permission, order or ruling is required to be obtained from, the Securities Commissions or any stock exchange or quotation system on which securities of WorldHeart are listed or any other step is required under the laws of the Qualifying Jurisdictions or federal laws of Canada applicable therein before the Common Shares and Warrants may be issued or delivered to a holder of Special Warrants in the Qualifying Jurisdictions (other than as a result of such holder's failure to comply with its representations and warranties contained in the subscription agreement pursuant to which it acquired the Special Warrants from WorldHeart), WorldHeart covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling and take all such other actions, at its expense, as are reasonably required or appropriate in the circumstances, other than matters not under its control, to issue and deliver the Common Shares and Warrants in such Qualifying Jurisdictions.

(3) WorldHeart will give written notice of the issue of the Common Shares and Warrants pursuant to the exercise or deemed exercise of the Special Warrants, in such detail as may be required, to the Securities Commissions or any stock exchange or quotation system on which securities of WorldHeart are listed in which there is legislation requiring the giving of any such notice in order that the issue of Common Shares, Warrants and Warrant Common Shares will not be subject to the prospectus qualification requirements of such legislation or regulation.

5.4  Performance of Covenants by Special Warrant Agent

     If the Special Warrant Agent is made aware of the failure of WorldHeart to perform any of its obligations under this Indenture, the Special Warrant Agent may notify the Special Warrantholders of such failure or may itself perform any of such obligations capable of being performed by it, but, subject to Section 9.3, will not be bound to do so or to notify the Special Warrantholders that it is so doing. All sums expended or advanced by the Special Warrant Agent in so doing will be repayable as provided in Section 5.2. No such performance, expenditure or advance by the Special Warrant Agent will relieve WorldHeart of any default or of its continuing obligations hereunder.

                                   ARTICLE 6
                                   ENFORCEMENT

6.1  Special Warrantholders May Not Sue

     Subject to Section 6.2, no holder of any Special Warrant shall have any right to institute any action or proceeding against WorldHeart in relation to the Special Warrants, unless:

     (a) such holder shall previously have given to the Special Warrant Agent written notice of the nature of such action or proceeding;

     (b) the holders of at least 10% of the Special Warrants shall have made written request to the Special Warrant Agent and shall have afforded to it reasonable opportunities either for itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its own name for such purpose;

     (c) such Special Warrantholders shall have offered to the Special Warrant Agent, when so requested by the Special Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and

     (d) the Special Warrant Agent shall have failed to act within a reasonable time after such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Special Warrant Agent, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Special Warrants.

6.2  Legal Proceedings by Special Warrantholders

     Subject to Subsection 7.11(g), all or any of the rights conferred upon a Special Warrantholder by the terms of the Special Warrant Certificates evidencing the Special Warrants held by such Special Warrantholder or this Indenture, or both, may be enforced by the Special Warrantholder by appropriate legal proceedings, but without prejudice to the right which is hereby conferred upon the Special Warrant Agent under Section 6.3.

6.3  Special Warrant Agent May Institute All Proceedings

(1) The Special Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Special Warrantholders.

(2) Any such suit or proceeding instituted by the Special Warrant Agent may be brought in the name of the Special Warrant Agent as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Special Warrants subject to the provisions of this Indenture. In any proceeding brought by the Special Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Special Warrant Agent shall be a party) the Special Warrant Agent shall be held to represent all the holders of the Special Warrants, and it shall not be necessary to make any holders of the Special Warrants parties to any such proceeding.

6.4  Immunity of Shareholders, etc.

     Subject to the rights available at law or in express provisions of any contract or other instrument, including certain limited rights of action under the Final Prospectus, the Special Warrant Agent and, by the acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future shareholder or other securityholder, director, officer, employee or agent of WorldHeart for the creation and issue of the Common Shares pursuant to any Special Warrant or on any covenant, agreement, representation or warranty by WorldHeart herein or in the Special Warrant Certificates.

6.5  Limitation of Liability

     The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of WorldHeart or any of the past, present or future directors or shareholders of WorldHeart or any of the past, present or future officers, employees or agents of WorldHeart, but only the property of WorldHeart or any successor corporation shall be bound in respect hereof.

                                   ARTICLE 7
                       MEETINGS OF SPECIAL WARRANTHOLDERS

7.1  Right to Convene Meetings

(1) The Special Warrant Agent may at any time and from time to time call and convene a meeting of the Special Warrantholders, and will do so on receipt of a written request of WorldHeart or a Special Warrantholders' Request and on being funded and indemnified to its reasonable satisfaction by WorldHeart or by one or more of the Special Warrantholders signing such Special Warrantholders' Request against the costs which it may incur in connection with calling and holding the meeting.

(2) If the Special Warrant Agent fails, within five business days after receipt of such written request of WorldHeart or Special Warrantholders' Request and indemnity, to give notice convening a meeting, WorldHeart or any of such Special Warrantholders, as the case may be, may convene such meeting.

(3) Every such meeting will be held in Toronto, Ontario or such other place as is approved or determined by the Special Warrant Agent and WorldHeart. However, if the meeting is convened by WorldHeart or a Special Warrantholder as a result of the Special Warrant Agent's failure or refusal to convene such meeting, the meeting must be held in Toronto, Ontario.

7.2  Notice

(1) At least 21 days' notice of any meeting must be given to the Special Warrantholders, to the Special Warrant Agent (unless the meeting has been called by it) and to WorldHeart (unless the meeting has been called by it).

(2) The notice must state the time when and the place where the meeting is to be held and shall describe (with sufficient detail to permit a Special Warrantholder to make a reasoned decision with respect to the matters for consideration) the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3  Chairman

     Some individual (who need not be a Special Warrantholder) designated in writing by the Special Warrant Agent will be chairman of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Special Warrantholders present in person or by proxy may choose some person present to be chairman.

7.4  Quorum

(1) Subject to the provisions of Section 7.12, at any meeting of Special Warrantholders a quorum will consist of Special Warrantholders present in person or by proxy at the commencement of business holding in the aggregate not less than 20% of the total number of Special Warrants then outstanding, provided that in the event there are two or more Special Warrantholders, at least two persons entitled to vote thereat are personally present.

(2) If a quorum of Special Warrantholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Special Warrantholders or on a Special Warrantholders' Request, will be dissolved, but, subject to Section 7.12, in any other case will be adjourned to the seventh calendar day following the meeting (unless such day is not a business day, in which case it shall be adjourned to the next business day), at the same time of day and place and no notice of the adjournment need be given.

(3) At the adjourned meeting the Special Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Special Warrants that they hold.

7.5  Power to Adjourn

     The chairman of a meeting at which a quorum of the Special Warrantholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

7.6  Show of Hands

     Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

7.7  Poll

(1) On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Special Warrantholders acting in person or by proxy, a poll will be taken in such manner as the chairman directs.

(2) Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

7.8  Voting

(1) On a show of hands each person present and entitled to vote, whether as a Special Warrantholder or as proxy for one or more absent Special Warrantholders, or both, will have one vote, and on a poll each Special Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Special Warrant held by such holder.

(2) A proxy need not be a Special Warrantholder. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Special Warrants, if any, held or represented by the chair.

7.9  Regulations

(1) The Special Warrant Agent, or WorldHeart with the approval of the Special Warrant Agent, may from time to time make or vary such regulations as it thinks fit:

     (a) for the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Special Warrant Agent stating that the Special Warrants specified therein have been deposited with it by a named person and will remain on deposit until a specified date, which voting certificates will entitle the persons named therein to be present and vote at any meeting of Special Warrantholders and at any adjournment thereof held before that date or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof held before that date in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Special Warrants specified therein;

     (b) for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a person who executes it on behalf of a Special Warrantholder;

     (c) governing the places at which and the times by which voting certificates or instruments appointing proxies must be deposited;

     (d) for the deposit of voting certificates or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such voting certificates or instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to WorldHeart or to the Special Warrant Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting; and

     (e) generally for the calling of meetings of Special Warrantholders and the conduct of business thereat.

(2) Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(3) Except as such regulations provide, the only persons who will be recognized at a meeting as the holders of any Special Warrants, or as entitled to vote or, subject to Section 7.10, be present at the meeting in respect thereof, will be the registered holders of such Special Warrants or their duly appointed proxies.

7.10 WorldHeart and Special Warrant Agent may be Represented

     WorldHeart and the Special Warrant Agent by their respective officers, employees or directors, and the counsel of WorldHeart and the Special Warrant Agent and counsel of the Special Warrantholders may attend any meeting of Special Warrantholders, but will have no vote as such.

7.11 Powers Exercisable by Extraordinary Resolution

     In addition to all other powers conferred on them by the other provisions of this Indenture or by the Special Warrants or by law, the Special Warrantholders at a meeting will, subject to the provisions of Section 7.12, have the power, exercisable from time to time by Extraordinary Resolution:

     (a) subject to the agreement of WorldHeart to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Special Warrantholders or of the Special Warrant Agent in its capacity as Special Warrant trustee hereunder, subject to the Special Warrant Agent's approval, or on behalf of the Special Warrantholders against WorldHeart, whether such right arises under this Indenture or otherwise and to authorize the Special Warrant Agent to concur in and execute any indenture supplemental hereto in connection therewith;

     (b) to amend, alter or repeal any Extraordinary Resolution previously passed subject to the approval of the Special Warrant Agent if the rights and duties of the Special Warrant Agent are affected thereby;

     (c) to direct, authorize and require the Special Warrant Agent to enforce any obligation of WorldHeart under this Indenture or to enforce any right of the Special Warrantholders in any manner specified in the Extraordinary Resolution;

     (d) to refrain from enforcing any obligation or right referred to in paragraph (c);

     (e) to waive and direct the Special Warrant Agent to waive any default by WorldHeart in complying with any provision of this Indenture or the Special Warrant Certificates, either unconditionally or on any condition specified in the Extraordinary Resolution;

     (f) to appoint a committee with power and authority to exercise, and to direct the Special Warrant Agent to exercise, on behalf of the Special Warrantholders, such of the powers of the Special Warrantholders as are exercisable by Extraordinary Resolution;

     (g) to restrain any Special Warrantholder from taking or instituting any suit, action or proceeding against WorldHeart for the enforcement of any obligation of WorldHeart under this Indenture or to enforce any right of the Special Warrantholders;

     (h) to direct any Special Warrantholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

     (i) from time to time and at any time to remove the Special Warrant Agent and appoint a successor; and

     (j) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of WorldHeart.

7.12 Meaning of "Extraordinary Resolution"

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject to the provisions of this Section and of Sections 7.15 and 7.16, a resolution proposed at a meeting of Special Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Special Warrantholders holding in the aggregate not less than 40% of the total number of Special Warrants then outstanding and passed by the affirmative votes of Special Warrantholders who hold in the aggregate not less than 66 2/3% of the total number of Special Warrants then outstanding represented at the meeting and voted on the poll on the resolution.

(2) If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Subsection 7.12(1) is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Special Warrantholders or on a Special Warrantholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than seventeen calendar days or more than 30 calendar days later, and to such place and time, as is appointed by the chairman.

(3) Not less than seven calendar days' notice must be given to the Special Warrantholders of the time and place of such adjourned meeting.

(4) The notice must state that at the adjourned meeting the Special Warrantholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(5) At the adjourned meeting the Special Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 7.12(1) will be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Special Warrantholders holding in the aggregate of not less than 40% of the total number of Special Warrants outstanding may not be present.

(6) Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

7.13 Powers Cumulative

     Any one or more of the powers, and any combination of the powers, in this Indenture stated to be exercisable by the Special Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Special Warrantholders from exercising such power or powers or combination of powers thereafter from time to time.

7.14 Minutes

     Minutes of all resolutions passed and proceedings taken at every meeting of the Special Warrantholders will be made and duly entered in books from time to time provided for such purpose by the Special Warrant Agent at the expense of WorldHeart, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken. WorldHeart shall be provided with, in a timely manner and at its own expense, copies of any and all resolutions passed at any meeting of the Special Warrantholders pursuant to this Section 7.14.

7.15 Instruments in Writing

     Any action that may be taken and any power that may be exercised by Special Warrantholders at a meeting held as provided in this Article 7 by way of an Extraordinary Resolution may also be taken and exercised by Special Warrantholders who hold in the aggregate not less than 66 2/3% of the total number of Special Warrants at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression "Extraordinary Resolution" when used in this Indenture includes a resolution embodied in an instrument so signed. WorldHeart shall be provided with, in a timely manner and at its own expense, copies of any and all instruments in writing signed by the Special Warrantholders pursuant to this Section 7.15.

7.16 Binding Effect of Resolutions

     Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Special Warrantholders will be binding on all Special Warrantholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Special Warrantholders in accordance with
Section 7.15 will be binding on all Special Warrantholders, whether signatories thereto or not, and every Special Warrantholder and the Special Warrant Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

7.17 Holdings by WorldHeart and Subsidiaries Disregarded

     In determining whether Special Warrantholders holding the required total number of Special Warrants are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Special Warrantholders' Request or other action under this Indenture, a Special Warrant held by WorldHeart or by any affiliate of WorldHeart will be deemed to be not outstanding. Upon a request in writing by the Special Warrant Agent, WorldHeart shall provide a certificate of the Corporation detailing the registration and denomination of any Special Warrants held by the WorldHeart or by any affiliate of WorldHeart.

                                   ARTICLE 8
               SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS

8.1  Provision for Supplemental Indentures for Certain Purposes

     From time to time WorldHeart (when authorized by the directors) and the Special Warrant Agent may, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers indentures or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

     (a) setting forth any adjustments resulting from the application of the provisions of Section 4.7;

     (b) adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, and are not in the opinion of the Special Warrant Agent, relying on the opinion of counsel, prejudicial to the rights or interests of the Special Warrantholders as a group;

     (c)  giving effect to any Extraordinary Resolution passed as provided in
          Article 7;

     (d) making such provisions not inconsistent with this Indenture as are necessary or desirable with respect to matters or questions arising hereunder, and are not in the opinion of the Special Warrant Agent, relying on the opinion of counsel, prejudicial to the rights or interests of the Special Warrantholders as a group;

     (e) adding to, deleting or altering the provisions hereof in respect of the transfer of Special Warrants or the exchange of Special Warrant Certificates, and making any modification in the form of the Special Warrant Certificates, provided that any such action in the opinion of counsel acceptable to the Special Warrant Agent does not adversely affect the rights of the Special Warrantholders;

     (f) modifying any provision of this Indenture or relieving WorldHeart from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of the Special Warrant Agent, relying on the opinion of counsel, it would impair any of the rights or interests of the Special Warrantholders or of the Special Warrant Agent, and the Special Warrant Agent may in its uncontrolled discretion decline to enter into any such supplemental indenture which in its opinion will not afford adequate protection to the Special Warrant Agent when it becomes operative; and

     (g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of the Special Warrant Agent, relying on the opinion of counsel, the rights of the Special Warrant Agent and of the Special Warrantholders, as a group, are not prejudiced thereby.

8.2  Successor Corporations

     In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of WorldHeart as an entirety, or substantially as an entirety, to another corporation, which transaction may be carried out with the prior consent of the holders of not less than 50% of the Special Warrants outstanding, the successor corporation resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not WorldHeart) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by WorldHeart and will, as a condition precedent to any such transaction, agree to succeed to and be substituted for WorldHeart by supplemental indenture in form satisfactory to the Special Warrant Agent and executed and delivered to the Special Warrant Agent with the same effect as closely as may be possible as if it had been named herein.

                                   ARTICLE 9
                             CONCERNING THE TRUSTEE

9.1  Trust Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail.

(2) WorldHeart and the Special Warrant Agent each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2  Special Warrant Agent's Authority to Carry on Business

     The Special Warrant Agent represents and warrants to WorldHeart that at the date hereof it is authorized to carry on the business of a trust company in Toronto, Ontario. If, notwithstanding the provisions of this Section 9.2, it ceases to be authorized to carry on such business, the validity and enforceability of this Indenture and the Special Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event provided that the Special Warrant Agent, within 30 days after ceasing to be authorized to carry on such business, either becomes so authorized or resigns in the manner and with the effects specified in Section 9.9.

9.3  Rights and Duties of Special Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Special Warrant Agent will act honestly and in good faith with a view to the best interests of the Special Warrantholders, and will exercise that degree of care, diligence and skill that a reasonably prudent warrant trustee would exercise in comparable circumstances. Subject to the foregoing, the Special Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Special Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Special Warrant Agent and in the absence of any such notice the Special Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Special Warrant Agent to determine whether or not the Special Warrant Agent shall take action with respect to any default.

(2) No provision of this Indenture will be construed to relieve the Special Warrant Agent from liability for its own negligent act, negligent failure to act, wilful misconduct or bad faith.

(3) The obligation of the Special Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Special Warrant Agent or the Special Warrantholders hereunder is on the condition that, when required by notice to the Special Warrantholders by the Special Warrant Agent, the Special Warrant Agent is furnished by one or more Special Warrantholders with sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Special Warrant Agent to protect and hold it harmless against the costs, charges and expenses and liabilities to be reasonably incurred thereby and any loss and damage it may suffer by reason thereof.

(4) No provision of this Indenture will require the Special Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so funded and indemnified.

(5) The Special Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Special Warrantholders at whose instance it is acting to deposit with the Special Warrant Agent the Special Warrant Certificates held by them, for which certificates the Special Warrant Agent will issue receipts.

(6) Every provision of this Indenture that relieves the Special Warrant Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation, of this Section 9.3 and of Section 9.4.

9.4  Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, WorldHeart will furnish to the Special Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Special Warrant Agent reasonably requires by written notice to WorldHeart.

(2) In the exercise of any right or duty hereunder the Special Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Special Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Special Warrant Agent, if such evidence complies with Applicable Legislation and the Special Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture.

(3) Whenever Applicable Legislation requires that evidence referred to in Subsection 9.4(1) be in the form of a statutory declaration, the Special Warrant Agent may accept such statutory declaration in lieu of a certificate of WorldHeart required by any provision hereof.

(4) Any such statutory declaration may be made by any director or officer of WorldHeart.

(5) The Special Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(6) Proof of the execution of any document or instrument in writing, including a Special Warrantholders' Request, by a Special Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Special Warrant Agent considers adequate.

(7) The Special Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Special Warrant Agent. Any remuneration so paid by the Special Warrant Agent shall be repaid to the Special Warrant Agent in accordance with Section 5.2 of this Indenture.

(8) The Special Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant or other expert or advisor, whether retained or employed by WorldHeart or by the Special Warrant Agent, in relation to any matter arising in the administration of the trusts hereof.

9.5  Documents held by Special Warrant Agent

     Any security, document of title or other instrument that may at any time be held by the Special Warrant Agent subject to the trusts hereof may be placed in the deposit vaults of any Canadian chartered bank or deposited for safekeeping with any such bank.

9.6  Action by Special Warrant Agent to Protect Interests

     The Special Warrant Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Special Warrantholders.

9.7  Special Warrant Agent not Required to Give Security

     The Special Warrant Agent will not be required to give any bond or security in respect of the performance of the agency created hereby, the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

9.8  Protection of Special Warrant Agent

(1) By way of supplement to the provisions of any law for the time being relating to trustees or agents, it is expressly declared and agreed that:

     (a) the Special Warrant Agent will not be liable for or by reason of, or required to substantiate, any statement of fact or recital in this Indenture or in the Special Warrant Certificates (except the representation contained in Section 9.10 or in the certificate of the Special Warrant Agent on the Special Warrant Certificates), but all such statements or recitals are and will be deemed to be made by WorldHeart;

     (b) nothing herein contained will impose on the Special Warrant Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

     (c) subject to Section 9.10, the Special Warrant Agent will not be bound to give notice to any person of the execution hereof;

     (d) the Special Warrant Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by WorldHeart of any obligation herein contained or of any act of any director, officer, employee or agent of WorldHeart; and

     (e) the Special Warrant Agent shall not be liable or accountable for any loss or damage whatsoever to any person caused by the performance or failure by it to perform its responsibilities under this Indenture save only to the extent that such loss or damage is attributable to the negligence, wilful misconduct or bad faith of the Special Warrant Agent.

(2) WorldHeart indemnifies the Special Warrant Agent and its directors, officers, employees and agents and saves them harmless from all liabilities, losses, claims, demands, suits, damages, costs and actions which may be brought against or suffered by it arising out of or connected with the performance by it of its duties hereunder including any and all legal fees and disbursements except to the extent that such liabilities, suits, damages, costs and actions are attributable to the negligence, wilful misconduct or bad faith of the Special Warrant Agent. This provision shall survive the resignation or termination or discharge of the Special Warrant Agent or the termination of this Indenture.

9.9 Replacement of Special Warrant Agent

(1) The Special Warrant Agent may resign its trust hereunder and be discharged from all further duties and liabilities hereunder, except as provided in this Section, by giving to WorldHeart and the Special Warrantholders not less than 30 business days' notice in writing or, if a new Special Warrant Agent has been appointed, such shorter notice as WorldHeart accepts as sufficient.

(2) The Special Warrantholders by Extraordinary Resolution may at any time remove the Special Warrant Agent and appoint a new Special Warrant Agent.

(3) If the Special Warrant Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, WorldHeart will forthwith appoint a new Special Warrant Agent unless a new Special Warrant Agent has already been appointed by the Special Warrantholders.

(4) Failing such appointment by WorldHeart, the retiring Special Warrant Agent or any Special Warrantholder at the expense of WorldHeart may apply to the Ontario Superior Court, on such notice as the Court directs, for the appointment of a new Special Warrant Agent, at the expense of WorldHeart.

(5) Any new Special Warrant Agent so appointed by WorldHeart or by the Court will be subject to removal as aforesaid by the Special Warrantholders.

(6) Any new Special Warrant Agent appointed under any provision of this Section must be a corporation authorized to carry on the business of a trust company in Ontario and, if required by the Applicable Legislation of any other province, in such other province.

(7) On any such appointment the new Special Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Special Warrant Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of WorldHeart, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities to the new Special Warrant Agent, provided that, any resignation or termination of the Special Warrant Agent and appointment of a successor Special Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of WorldHeart, the predecessor Special Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Special Warrant Agent an appropriate instrument transferring to such successor Special Warrant Agent all rights and powers of the Special Warrant Agent hereunder.

(8) On the appointment of a new Special Warrant Agent, WorldHeart will promptly give notice thereof to the Special Warrantholders.

(9) A corporation into or with which the Special Warrant Agent is merged or consolidated or amalgamated, or a corporation succeeding to the trust business of the Special Warrant Agent, will be the successor to the Special Warrant Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Special Warrant Agent under subsection 9.9(6).

(10) A Special Warrant Certificate certified but not delivered by a predecessor Special Warrant Agent may be delivered by the new or successor Special Warrant Agent in the name of the predecessor Special Warrant Agent or successor Special Warrant Agent.

9.10     Conflict of Interest

     The Special Warrant Agent represents to WorldHeart that at the time of the execution and delivery hereof no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 business days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its trust hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and of the Special Warrants shall not be affected in any manner whatsoever by reason thereof.

     The Special Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of WorldHeart and generally may contract and enter into financial transactions with WorldHeart without being liable to account for any profit made thereby.

9.11 Acceptance of Trusts

     The Special Warrant Agent hereby accepts the trusts in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth.

                                   ARTICLE 10
                                     GENERAL

10.1 Notice to WorldHeart and Special Warrant Agent

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to WorldHeart or the Special Warrant Agent will be validly given if delivered or if sent by first class mail, postage prepaid, or if sent by facsimile transmission (receipt of such transmission is confirmed in writing):

     (a)  If to WorldHeart:

                           World Heart Corporation
                           1 Laser Street
                           Ottawa, Ontario
                           K1E 7V1

                           Attention:  Chief Financial Officer

                           Facsimile:  (613) 723-8522

     (b)  If to the Special Warrant Agent:

                           CIBC Mellon Trust Company
                           320 Bay Street, P.O. Box 1
                           Toronto, ON
                           M5H 4A6

                           Attention: Assistant Vice President, Client Services

                           Facsimile: (416) 643-5570

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the fifth business day following the day of the mailing of the notice.

(2) WorldHeart or the Special Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Subsection 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of WorldHeart or the Special Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Special Warrant Agent or to WorldHeart hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to such party at the appropriate address provided in subsection 10.1(1) by confirmed facsimile transmission, and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer or if delivered by such facsimile, on the first business day following the date of the sending of the notice.

10.2 Notice to Special Warrantholders

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to Special Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Special Warrantholders or delivered (or so mailed to certain Special Warrantholders and so delivered to the other Special Warrantholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employers, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail newspaper.

(2) A notice so given by mail or so delivered will be deemed to have been given on the fifth business day after it has been mailed or on the day which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the first day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Special Warrantholder will not invalidate any action or proceeding founded thereon.

10.3 Satisfaction and Discharge of Indenture

     On the earlier of:

     (a) the date by which there has been delivered to the Special Warrant Agent for exercise or surrender for cancellation all Special Warrant Certificates theretofore certified hereunder; or

     (b)  the Expiry Time;

and if all certificates representing Common Shares and all certificates representing Warrants required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Special Warrant Agent in accordance with such provisions, this Indenture will cease to be of further effect and, on demand of and at the cost and expense of WorldHeart and on delivery to the Special Warrant Agent of a certificate of WorldHeart stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Special Warrant Agent of the fees and other remuneration payable to the Special Warrant Agent, the Special Warrant Agent will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

10.4 Sole Benefit of Parties and Special Warrantholders

     Nothing in this Indenture or the Special Warrant Certificates, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Special Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Special Warrant Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

10.5 Discretion of Directors

     Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion, and a determination so made will be conclusive.

10.6 Counterparts and Formal Date

     This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the date first written above.

10.7 Language

     The parties hereby request that this Indenture and any related documents be drawn up and executed only in the English language. Les parties demandent par les presentes que la presente convention ainsi que tous les documents y afferents soient rediges et executes en langue anglaise seulement.

10.8 Assignment

     Subject to Section 8.2 hereof, neither this Indenture nor any right, interest or obligation hereunder may be assigned by either party without the prior written consent of the other party and any purported assignment of this Indenture which does not comply with this Section 10.8 shall be considered null and void.

10.9 Benefit of the Agreement

     This Indenture will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

10.10 Further Assurances

     The parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably required to effectively carry out or better evidence the full intent or meaning of this Agreement.

         IN WITNESS WHEREOF the parties hereto have caused their respective corporate seals to be hereunto affixed attested by their signatures.


                           WORLD HEART CORPORATION
                           By: /s/ Ian W. Malone
                                    Name: Ian W. Malone
                                    Title: Vice President, Finance and Chief
                                    Financial Officer

                           CIBC MELLON TRUST COMPANY

                           By: /s/ Scott Kelly
                                    Name: Scott Kelly
                                    Title: Authorized Signatory

                           By: /s/ Bruce Cornish
                                    Name: Bruce Cornish
                                    Title: Authorized Signatory

                                   SCHEDULE A

                       FORM OF SPECIAL WARRANT CERTIFICATE

[Legend for Special Warrants and underlying securities held by Canadian persons (the "Canadian Legend" referred to in Section 2.7 of the Special Warrant Indenture.)]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE APRIL 20, 2002.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO OR EXERCISED IN THE UNITED STATES BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

[Legend for Special Warrants and underlying securities held by U.S. Persons (the "U.S. Legend" referred to in Section 2.8 of the Special Warrant Indenture.)]

FOR SPECIAL WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER SPECIAL WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE SPECIAL WARRANT AGENT AND ANY ATTEMPT TO EFFECT SUCH A TRANSFER IS INVALID UNLESS MADE IN COMPLIANCE WITH THE ABOVE-NOTED RESTRICTIONS.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL
OPINION TO WORLDHEART, DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON THE DELIVERY TO CIBC MELLON TRUST COMPANY AND THE COMPANY OF A CERTIFICATE TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

[Legend for Special Warrants and underlying securities held other than by a U.S. Person (the "Non-U.S. Legend" referred to in Section 2.9 of the Special Warrant Indenture.)]

FOR SPECIAL WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER SPECIAL WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE SPECIAL WARRANT AGENT AND

ANY ATTEMPT TO EFFECT SUCH A TRANSFER IS INVALID UNLESS MADE IN COMPLIANCE WITH THE ABOVE-NOTED RESTRICTIONS.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO OR EXERCISED IN THE UNITED STATES BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.



Certificate No.:____________               No. of Special Warrants: ____________


                                SPECIAL WARRANTS
                             Exercisable to Acquire
                           Common Shares and Warrants
                                       of
                             WORLD HEART CORPORATION
          (Incorporated under the Business Corporations Act (Ontario))

THIS      IS      TO      CERTIFY      THAT,      for      value       received,
_____________________________________ (the "holder") is the registered holder of the number of Special Warrants of World Heart Corporation ("WorldHeart") specified above and, for each Special Warrant held, is thereby entitled, without payment of any additional consideration, to be issued one fully paid and non-assessable common share ("Common Share") in the capital of WorldHeart and one Warrant ("Warrant") by surrendering to CIBC Mellon Trust Company (the "Special Warrant Agent") at its principal transfer office in Toronto, Ontario during the exercise period hereinafter referred to, this Special Warrant Certificate, with a notice of exercise in the form set forth in Appendix 1 annexed hereto duly completed and executed.

In the event that a receipt is not issued by a Securities Commission in the Qualifying Jurisdictions for the Final Prospectus on or prior to the Qualification Deadline, then the number of Common Shares and Warrants to be issued hereunder to a holder of Special Warrants upon the exercise of the Special Warrants represented hereby after the Qualification Deadline shall be equal to the number set forth above multiplied by 1.07. "Qualification Deadline" means 5:00 p.m. (Toronto time) on February 4, 2002.

Capitalized terms which are not otherwise defined herein shall have the same meaning as in the Special Warrant Indenture (which indenture, together with all instruments supplemental or ancillary thereto, is herein referred to as the "Special Warrant Indenture") dated as of December 19, 2001 between WorldHeart and the Special Warrant Agent.

Surrender of this Special Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Special Warrant Agent at the office specified above.

This Special Warrant Certificate evidences Special Warrants of WorldHeart issued or issuable under the provisions of the Special Warrant Indenture. Reference is made to the Special Warrant Indenture for particulars of the rights of the holders of the Special Warrants and of WorldHeart and of the Special Warrant Agent in respect thereof and of the terms and conditions upon which the Special Warrants are issued and held, all to the same effect as if the provisions of the Special Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. To the extent of any inconsistency between the terms of the Special Warrant Indenture and the terms of this Special Warrant Certificate, the terms of the Special Warrant Indenture shall prevail. WorldHeart will furnish to the holder, on request and without charge a copy of the Special Warrant Indenture.

The Special Warrants evidenced by this Special Warrant Certificate may be exercised by the holder until 5:00 p.m. (Toronto time) (the "Expiry Time") on the date that is the earlier of (i) the date that is five business days following the Qualification Date and (ii) April 20, 2002, provided that if such Special Warrants have not been exercised by the Expiry Time, such Special
Warrants will be deemed to have been exercised by the holder (without any further action on the part of the holder or WorldHeart) immediately prior to the Expiry Time. WorldHeart will as soon as practicable and in all events no later than two business days after the Qualification Date, give notice of the Qualification to the Special Warrant Agent and cause the Special Warrant Agent as soon as practicable and in all events no later than five business days after the Qualification Date to give notice of the Qualification Date to the holders of Special Warrants. Such notice shall specify that the Special Warrants are deemed to have been exercised automatically in accordance with their terms and will further specify that such holders will receive the certificates representing the Common Shares and the certificates representing the Warrants to which the holder is entitled (without further action on the part of the holder or WorldHeart) within five business days of such notice. Subject to the limitation referred to below, and where there has not been a deemed exercise by the holder, the holder may exercise less than all of the Special Warrants evidenced by this Special Warrant Certificate, in such event the holder shall be entitled to receive, without charge therefore a new Special Warrant Certificate evidencing the balance of the Special Warrants not exercised.

On and after the date of any exercise or deemed exercise of the Special Warrants evidenced by this Special Warrant Certificate, the holder will have no rights hereunder except to receive certificates representing the Common Shares and certificates representing Warrants thereby issued to it upon surrender of this Special Warrant Certificate to the Special Warrant Agent at its principal office in Toronto, Ontario, or upon deemed exercise of the Special Warrants.

WorldHeart will not be obligated to issue any fraction of a Common Share or any fraction of a Warrant on the exercise or deemed exercise of Special Warrants. To the extent that a holder of Special Warrants would otherwise have been entitled to receive, on the exercise or deemed exercise of Special Warrants, a fraction of a Common Share or a fraction of a Warrant, such right may only be exercised in respect of such fraction in connection with another Special Warrant or Special Warrants which in the aggregate entitle the holder to receive a whole number of Common Shares or whole number of Warrants. If a Special Warrantholder is not able to combine Special Warrants so as to be entitled to acquire a whole number of Common Shares or whole number of Warrants, the number of Common Shares or Warrants which such Special Warrantholder is entitled to receive shall be rounded down to the prior whole number.

The Special Warrant Indenture provides for adjustments to the number of Common Shares and Warrants to be exercised after the conversion rights granted hereby in certain events set forth therein.

The Special Warrant Indenture contains provisions making binding on all holders of Special Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Special Warrants.

On presentation at the principal office of the Special Warrant Agent in Toronto, Ontario, subject to the provisions of the Special Warrant Indenture and on compliance with the reasonable requirements of the Special Warrant Agent, one or more Special Warrant Certificates may be exchanged for one or more Special Warrant Certificates of different denominations evidencing in the aggregate the same number of Special Warrants as the Special Warrant Certificate or Special Warrant Certificates being exchanged, and such holder shall pay the reasonable cost thereof.

The Special Warrants evidenced by this Special Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Special Warrant Indenture, on the register of transfers to be kept at the principal office of the Special Warrant Agent in Toronto, Ontario by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Special Warrant Agent, and a written acknowledgement by the transferee substantially in the form of Appendix 3 annexed hereto or otherwise in form satisfactory to the Special Warrant Agent executed by the transferee and subject to compliance with certain other terms of the Special Warrant Indenture, upon compliance with such requirements and such other reasonable requirements as the Special Warrant Agent may prescribe, such transfer will be duly noted on such register of transfers by the Special Warrant Agent within two business days of the satisfaction of all such requirements. Notwithstanding the foregoing, WorldHeart will be entitled, and may direct the Special Warrant Agent, to refuse to record any transfer of any Special Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction or require WorldHeart to qualify the Common Shares and Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

The holding of this Special Warrant Certificate will not constitute the holder as a shareholder of WorldHeart or entitle him to any right or interest in respect thereof except as otherwise provided in the Special Warrant Indenture.

This Special Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Special Warrant Agent for the time being under the Special Warrant Indenture. Time will be of the essence hereof.

In the event that WorldHeart is unable to obtain a receipt for the Final Prospectus in a Qualifying Jurisdiction, the Special Warrants and the Common Shares and Warrants issuable upon the exercise of the Special Warrants will be subject to statutory resale restrictions under the applicable securities legislation of that province. In addition, statutory restrictions will apply to the resale of such Common Shares and Warrants that are acquired prior to the issuance of receipts for the Final Prospectus by the securities regulatory authority in the applicable Qualifying Jurisdiction. Holders are advised to consult their own legal advisors in this regard.

IN WITNESS WHEREOF World Heart Corporation has caused this Special Warrant Certificate to be signed by its officer or other individual duly authorized in that behalf as of __________________, _____________.

                                    WORLD HEART CORPORATION
                                    By:
                                        ----------------------------------------
                                        Name: Ian Malone
                                        Title:   Chief Financial Officer


This Special Warrant Certificate is one of the Special Warrant Certificates referred to in the Special Warrant Indenture within mentioned.

                                     CIBC MELLON TRUST COMPANY, as
                                     Special Warrant Agent
                                     By:
                                         ---------------------------------------
                                         Authorized Signing Officer

APPENDIX 1

NOTICE OF EXERCISE

To:             WORLD HEART CORPORATION
And To:         CIBC MELLON TRUST COMPANY


The undersigned holder of the Special Warrants evidenced by the within Special Warrant Certificate hereby exercises its right to be issued Common Shares and Warrants of World Heart Corporation (or such other securities or property to which such exercise entitles him in lieu thereof or in addition thereto under the provisions of the Special Warrant Indenture mentioned in such Special
Warrant Certificate) that are issuable upon the exercise of such Special Warrants, on the terms specified in such Special Warrant Certificate and Special Warrant Indenture.

The undersigned hereby acknowledges that it is aware that if the said right is being exercised before the Qualification Date (as such term is defined in the within Special Warrant Certificate) or if the undersigned is resident in a jurisdiction other than a Qualifying Jurisdiction (as that term is defined in the Special Warrant Indenture), the Common Shares received on exercise will be subject to restrictions on resale under applicable securities legislation.

The undersigned hereby irrevocably directs that the said Common Shares and Warrants be issued, registered and delivered as follows:

                                             Address(es) in Full, Account No., S.I.N.
                                            [Note US residents  must include  their  Taxpayer     Number of Common  Shares  and
Name(s) in Full                             Identification Number]                                Warrants

----------------------------------------    --------------------------------------------------    ------------------------------

----------------------------------------    --------------------------------------------------    ------------------------------

----------------------------------------    --------------------------------------------------    ------------------------------


This Notice of Exercise must be accompanied by a Declaration substantially in the form of Exhibit 1 to the Special Warrant Certificate duly completed and executed by the holder.

(Please print full name in which the Common Share certificates and Warrant certificates are to be issued. If any Common Shares or Warrants are to be issued to a person or persons other than the holder, the holder must pay to the Special Warrant Agent all exigible transfer taxes or other government charges and sign the Form of Transfer.)

DATED this ________ day of ____________________, ________.

Witness                                                      )
                                                             )
                                                             )
------------------------------------------------------------
                                                                       ---------------------------------------------------------
                                                             )         Signature of Registered Holder
                                                             )

------------------------------------------------------------           ---------------------------------------------------------
                                                                       Name of Registered Holder

Note: The name of the Registered Holder on this Notice of Exercise must be the same as the name appearing on the face page of the Special Warrant Certificate to which this Notice of Exercise is attached.

        Please check if the Common Share certificates and the Warrant certificates are to be delivered at the office where this Special Warrant Certificate is surrendered, failing which such certificates will be mailed.

        Certificates will be delivered or mailed as soon as practicable after the due surrender of the Special Warrant Certificate to which this Appendix is attached.

If this Notice of Exercise is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Notice of Exercise is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9.
Attention: Courier Window

EXHIBIT 1

DECLARATION

TO:  CIBC Mellon Trust Company


The  undersigned  (1)  acknowledges  that the  transfer  to the  undersigned  of
___________ Special Warrants of World Heart Corporation, represented by certificate number(s) ___________ to which this declaration relates (the "Special Warrant Certificates"), is being made in reliance on and in compliance with Rule 903 or 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (2) certifies that (a) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of World Heart Corporation, (b) it is not a "U.S. Person" as that term is defined in Regulation S under the U.S. Securities Act, and (c) it is not a "dealer" as defined in section 2(12) of the U.S. Securities Act or a person receiving a selling concession, fee or other remuneration in respect of the Special Warrant Certificate(s);

or, in connection with the exercise or deemed exercise of the Special Certificate(s), the undersigned certifies that it is not a "U.S. Person", nor is it exercising the Special Warrant Certificate(s) on behalf of a "U.S. Person", as that term is defined in Regulation S under the U.S. Securities Act.

DATED this                 day of                             , 200        .


                                     ------------------------------------------
                                     Name:
                                     Title:


If this Declaration is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Declaration is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9.
Attention: Courier Window

APPENDIX 2

FORM OF TRANSFER

Any transfer of Special Warrants will require compliance with applicable securities legislation. Transferors and transferees are urged to contact legal counsel before effecting any such transfers.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

                     Name:
                                 -----------------------------------------------
                     Address:
                                 -----------------------------------------------

                                 -----------------------------------------------


(such person, the "Transferee") _____________________ Special Warrants of World Heart Corporation ("WorldHeart") registered in the name of the undersigned on the records of WorldHeart maintained by CIBC Mellon Trust Company represented by the attached Special Warrant Certificate and does hereby irrevocably appoint _____________ as its attorney with full power of a substitution to transfer the Special Warrant represented by the attached Special Warrant Certificate on the appropriate register of the Special Warrant Agent.

The undersigned hereby confirms that the transfer is made in compliance with all applicable securities legislation and requirements of regulatory authorities including without limitation any undertaking given to The Toronto Stock Exchange.

If the sale evidenced hereby is being made to a U.S. Person (as such term is defined in Regulation S to the United States Securities Act of 1933 (the "1933 Act"), the undersigned by the execution of this form of transfer hereby certifies that such sale does not require registration of the Special Warrant being transferred hereby under the 1933 Act and tenders herewith evidence satisfactory to WorldHeart to such effect.

DATED this _______ day of _____________________, _______.

-------------------------------------------------------------      ---------------------------------------------------
                                                                   Signature of Transferor

                                                                   ---------------------------------------------------
Signature of Transferor must be guaranteed by a Canadian           Name of Transferor
chartered bank, a major Canadian trust company or by a
Medallion signature guarantee from a member of a recognized
signature Medallion program


Note: The name of the Transferor on this Form of Transfer must be the same as the name appearing on the face page of the Special Warrant Certificate to which this Form of Transfer is attached.

If this Form of Transfer is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Form of Transfer is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9.
Attention: Courier Window

APPENDIX 3

ACKNOWLEDGEMENT OF TRANSFEREE

TO:               [Name of Transferor]

                  - and -

                  World Heart Corporation ("WorldHeart")

                  - and -

                  CIBC Mellon Trust Company (the "Special Warrant Agent")



The undersigned transferee of _________ Special Warrants of World Heart Corporation hereby (i) acknowledges that such Special Warrants are subject to the terms, conditions and provisions of a Special Warrant Indenture made as of December 19, 2001 (the "Indenture") between WorldHeart and the Special Warrant Agent; and (ii) expressly waives and releases WorldHeart and the Underwriters (as defined in the Indenture) from, to the fullest extent permitted by law, all rights of withdrawal to which it might otherwise be entitled pursuant to Section 71(2) of the Securities Act (Ontario) or equivalent provisions of the securities laws of any applicable Qualifying Jurisdiction.

DATED the _____ day of ______________________, _________.




                             ---------------------------------------------------
                             Print Name of Transferee

                             By:
                                      ------------------------------------------
                                      Signature

                             ---------------------------------------------------
                             Office or Title


                             ---------------------------------------------------


                             ---------------------------------------------------
                             Address of Transferee


If this Acknowledgement of Transferee is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Acknowledgement of Transferee is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9. Attention: Courier Window

                                TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION......................................................2
   1.1   Definitions..........................................................2
   1.2   Meaning of Outstanding...............................................5
   1.3   Words Importing the Singular and Gender..............................6
   1.4   Interpretation Not Affected by Headings, Etc.........................6
   1.5   Day Not a Business Day...............................................6
   1.6   Time of the Essence..................................................6
   1.7   Currency.............................................................6
   1.8   Governing Law........................................................6
   1.9   Beneficiaries........................................................6
ARTICLE 2 Issue of SPECIAL Warrants...........................................7
   2.1   Creation and Issue of Special Warrants...............................7
   2.2   Terms of Special Warrants............................................7
   2.3   Form of Special Warrant Certificates.................................7
   2.4   Signing of Special Warrant Certificates..............................8
   2.5   Certification by Special Warrant Agent...............................8
   2.6   Special Warrants to Rank Pari Passu..................................9
   2.7   Canadian Transfer Restrictions.......................................9
   2.8   United States Transfer Restrictions.................................10
   2.9   Legend for Special Warrant Certificates of Non-U.S. Persons.........11
   2.10     Reliance by Special Warrant Agent................................12
   2.11     Issue in Substitution for Lost Certificates, Etc.................12
   2.12     Cancellation of Surrendered Special Warrants.....................13
   2.13     Special Warrantholder not a Shareholder..........................13
ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF SPECIAL WARRANTS.13
   3.1   Registration and Transfer of Special Warrants.......................13
   3.2   Exchange of Special Warrant Certificates............................15
   3.3   Reasonable Charges for Transfer or Exchange.........................16
   3.4   Ownership of Special Warrants.......................................16
   3.5   Assumption by Transferee............................................16
ARTICLE 4 EXERCISE OF SPECIAL WARRANTS.......................................16
   4.1   Exercise............................................................16
   4.2   Deemed Exercise.....................................................17
   4.3   Effect of Exercise or Deemed Exercise...............................18
   4.4   No Fractional Common Shares or Warrants.............................19
   4.5   Recording...........................................................19
   4.6   Restrictions........................................................19
   4.7   Adjustments.........................................................20
ARTICLE 5 COVENANTS..........................................................25
   5.1   General Covenants...................................................25
   5.2   Special Warrant Agent's Remuneration and Expenses...................26

   5.3   Securities Qualification Requirements...............................27
   5.4   Performance of Covenants by Special Warrant Agent...................27
ARTICLE 6 ENFORCEMENT........................................................28
   6.1   Special Warrantholders May Not Sue..................................28
   6.2   Legal Proceedings by Special Warrantholders.........................28
   6.3   Special Warrant Agent May Institute All Proceedings.................29
   6.4   Immunity of Shareholders, etc.......................................29
   6.5   Limitation of Liability.............................................29
ARTICLE 7 MEETINGS OF SPECIAL WARRANTHOLDERS.................................29
   7.1   Right to Convene Meetings...........................................29
   7.2   Notice..............................................................30
   7.3   Chairman............................................................30
   7.4   Quorum..............................................................30
   7.5   Power to Adjourn....................................................31
   7.6   Show of Hands.......................................................31
   7.7   Poll................................................................31
   7.8   Voting..............................................................31
   7.9   Regulations.........................................................32
   7.10     WorldHeart and Special Warrant Agent may be Represented..........33
   7.11     Powers Exercisable by Extraordinary Resolution...................33
   7.12     Meaning of "Extraordinary Resolution"............................34
   7.13     Powers Cumulative................................................35
   7.14     Minutes..........................................................35
   7.15     Instruments in Writing...........................................35
   7.16     Binding Effect of Resolutions....................................35
   7.17     Holdings by WorldHeart and Subsidiaries Disregarded..............36
ARTICLE 8 SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS.................36
   8.1   Provision for Supplemental Indentures for Certain Purposes..........36
   8.2   Successor Corporations..............................................37
ARTICLE 9 CONCERNING THE TRUSTEE.............................................37
   9.1   Trust Indenture Legislation.........................................37
   9.2   Special Warrant Agent's Authority to Carry on Business..............38
   9.3   Rights and Duties of Special Warrant Agent..........................38
   9.4   Evidence, Experts and Advisers......................................39
   9.5   Documents held by Special Warrant Agent.............................40
   9.6   Action by Special Warrant Agent to Protect Interests................40
   9.7   Special Warrant Agent not Required to Give Security.................40
   9.8   Protection of Special Warrant Agent.................................40
   9.9   Replacement of Special Warrant Agent................................41
   9.10     Conflict of Interest.............................................42
   9.11     Acceptance of Trusts.............................................43
ARTICLE 10 GENERAL...........................................................43
   10.1     Notice to WorldHeart and Special Warrant Agent...................43
   10.2     Notice to Special Warrantholders.................................44

   10.3     Satisfaction and Discharge of Indenture..........................44
   10.4     Sole Benefit of Parties and Special Warrantholders...............45
   10.5     Discretion of Directors..........................................45
   10.6     Counterparts and Formal Date.....................................45
   10.7     Language.........................................................45
   10.8     Assignment.......................................................45
   10.9     Benefit of the Agreement.........................................46
   10.10    Further Assurances...............................................46


SCHEDULE A - FORM OF SPECIAL WARRANT

APPENDIX 1 - NOTICE OF EXERCISE

APPENDIX 2 - FORM OF TRANSFER

APPENDIX 3 - ACKNOWLEDGEMENY OF TRANSFEREE

                                                                          Item 2









                             WORLD HEART CORPORATION

                                       and

                            CIBC MELLON TRUST COMPANY





--------------------------------------------------------------------------------


                                WARRANT INDENTURE

                     Providing for the Creation and Issue of
                                    Warrants


--------------------------------------------------------------------------------













                          Dated as of December 19, 2001

                               WARRANT INDENTURE

         THIS INDENTURE dated as of December 19, 2001

B E T W E E N:

                    WORLD    HEART    CORPORATION,    a    corporation
                    incorporated under the laws of the Province of Ontario ("WorldHeart" or "the Corporation")

                                     - and -

                    CIBC  MELLON  TRUST   COMPANY,   a  trust  company
                    organized  under the laws of Canada (the  "Warrant
                    Agent")



         WHEREAS:

A. WorldHeart wishes to raise money for its clinical trials and research and development activities and therefore proposes to create and issue Special Warrants pursuant to a Special Warrant indenture of even date herewith (the "Special Warrant Indenture") made between WorldHeart and the Special Warrant Agent, each Special Warrant entitling the holder thereof to acquire, at no additional consideration, (i) one Common Share and (ii) one Warrant, subject to adjustment as provided therein, upon the terms and conditions therein set forth;

B. WorldHeart is duly authorized to create and issue the Warrants as herein provided and complete the transactions contemplated herein;

C. All things necessary have been done and performed to make the Warrant Certificates, when certified by the Warrant Agent and issued and delivered as herein provided, legal, valid and binding on WorldHeart with the benefits of and subject to the terms of this Indenture; and

D. The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this Indenture;

E. The foregoing statements of fact are made by WorldHeart and not the Warrant Agent;

     NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are, by each of WorldHeart and the Warrant Agent, hereby acknowledged, WorldHeart hereby appoints the Warrant Agent as trustee for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this Indenture, and the parties hereby covenant, agree and declare as follows:

                                   ARTICLE 1

                                 INTERPRETATION

1.1  Definitions

     In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

(1) "affiliate" shall have the meaning ascribed to such term in the Business Corporations Act (Ontario), as amended from time to time, and in the case of CIBC Mellon Trust Company shall be deemed to include Canadian Imperial Bank of Commerce, Mellon Bank N.A. and their affiliates;

(2) "Applicable Legislation" means such provisions of any statute of Canada, of a province or territory thereof, and of regulations under any such statute, relating to trust indentures or to the rights, duties and obligations of corporations and of warrant trustees under trust indentures, as are from time to time in force and applicable to this Indenture;

(3) "business day" means any day that is not a Saturday, Sunday or statutory or civic holiday in Ontario;

(4) "Common Shares" means the common shares in the capital of WorldHeart, provided that in the event of any adjustment pursuant to Article 5, "Common Shares" will thereafter mean the shares or other securities or property resulting from such adjustment;

(5) "counsel" means a barrister or solicitor or a firm of barristers and solicitors (who may be counsel for WorldHeart) acceptable to the Warrant Agent, acting reasonably;

(6) "director" means a director of WorldHeart for the time being, and reference to action by the directors means action by the directors of WorldHeart as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(7) "Effective Date" means December 19, 2001, the date as of which this Indenture is effective;

(8) "Exercise Date" means, with respect to any Warrant exercised by the holder thereof, the day on which the Warrant is exercised in accordance with the provisions of Section 4.1;

(9) "Exercise Price" means the price per Common Share, being Cdn.$6.01 as at the Effective Date as such price shall have been adjusted under Article 5;

(10) "Expiry Time" means 5:00 p.m. (Toronto time) on the date that is 24 months from the earlier of (i) the date that is five business days following the Qualification Date, or (ii) April 20, 2002;

(11) "Extraordinary  Resolution" has the meaning  attributed thereto in Sections
     8.12 and 8.15;

(12) "Final Prospectus" means the (final) prospectus to be filed by WorldHeart with the Securities Commissions for the purpose of qualifying for distribution in the Qualifying Jurisdictions (i) the Common Shares issuable on exercise or deemed exercise of Special Warrants, and (ii) the Warrants and includes any amendment thereto;

(13) "Issue Date" means the dates upon which Warrants are issued hereunder from time to time, each such date being an "Issue Date";

(14) "non-arm's length purchaser" means Roderick M. Bryden and Sandra Bryden;

(15) "person"  means  an  individual,   corporation,   partnership,  trustee  or
     unincorporated organization, and words importing persons have a similar extended meaning;

(16) "Qualification Date" means the date on which the receipt for the Final Prospectus has been obtained by WorldHeart from the Securities Commissions;

(17) "Qualification  Deadline"  means 5:00 p.m.  (Toronto  time) on  February 4,
     2002;

(18) "Qualifying Jurisdictions" means the Provinces of Alberta, Ontario and Nova Scotia;

(19) "Regulatory Approval" in respect of any transaction or proposed transaction means all material approvals, rulings, authorizations, permissions, filings, consents, orders and sanctions (including the lapse without objection of a prescribed time under a statute, regulation, by-law, rule, or other legislative or regulatory requirement that states that a transaction may be implemented if a prescribed time lapses following the giving or filing of notice without an objection being made) required to be obtained from or made to any governmental authority having jurisdiction or authority over any of the parties to such transaction to permit the completion of such transaction;

(20) "Securities Commissions" means the securities regulatory authorities of the Qualifying Jurisdictions;

(21) "Special Warrant Indenture" means the special warrant indenture between WorldHeart and CIBC Mellon Trust Company dated as of December 19, 2001 relating to the creation and issue of Special Warrants;

(22) "Special Warrants" means the Special Warrants created and issued pursuant to the Special Warrant Indenture;

(23) "this Warrant Indenture", "this Indenture", "hereto", "hereunder", "hereof", "herein", "hereby" and similar expressions mean or refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions "Article", "Section", "Subsection" and "paragraph" followed by a number mean the specified Article, Section, Subsection or paragraph of this Warrant Indenture;

(24) "Underwriting Agreement" means the agreement dated December 19, 2001 between the Underwriters and WorldHeart, such agreement providing for the sale of Special Warrants by the Underwriters to the purchasers thereof;

(25) "Underwriters"   means  Yorkton   Securities  Inc.  and  First   Associates
     Investments Inc.;

(26) "voting shares" of any corporation means shares of one or more classes or series of a class of shares in the capital of such corporation carrying voting rights under all circumstances (and not by reason of the happening of a contingency) sufficient if exercised to elect all of the directors of such corporation, provided that such shares will be deemed not to cease to be voting shares solely by reason of a right to vote for the election of one or more of the directors of such corporation accruing to shares of another class or series of a class of shares of such corporation by reason of the happening of a contingency;

(27) "Warrant Agent" means CIBC Mellon Trust Company, the party of the second part hereunder and includes any successor or permitted assigns for the time being in the trusts created hereby;

(28) "Warrant Certificate" means a certificate evidencing one or more Warrants, substantially in the form set out in Schedule A;

(29) "Warrants" means the up to 4,855,024 Warrants of WorldHeart created and authorized for issue pursuant to Section 2.1 hereof, for issue upon the exercise of Special Warrants, each such Warrant entitling the holder thereof to acquire one Common Share, as may be adjusted, at the Exercise Price at any time prior to the Expiry Time;

(30) "Warrantholders" or "holders" means the persons for the time being entered in a register of holders described in Section 3.1 as holders of Warrants;

(31) "Warrantholders' Request" means an instrument, signed in one or more counterparts by Warrantholders who hold in the aggregate not less than 10% of the total number of Warrants outstanding for the time being, requesting the Warrant Agent to take some action or proceeding specified therein;

(32) "WorldHeart" or "Corporation" means World Heart Corporation, and includes any successor corporation to or of such party which shall have complied with the provisions of Section 9.2;

(33) "WorldHeart's auditors" means PricewaterhouseCoopers LLP, the firm of chartered accountants duly appointed as auditors of WorldHeart for the time being; and

(34) "written order of WorldHeart", "written request of WorldHeart", "written consent of WorldHeart", "written direction of WorldHeart" and "certificate of WorldHeart" mean, respectively, a written order, request, consent, direction and certificate signed in the name of WorldHeart by any director or officer of WorldHeart or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed.

1.2  Meaning of Outstanding

     Each Warrant certified and delivered by the Warrant Agent under this Indenture will be deemed to be outstanding until it is cancelled or delivered to the Warrant Agent for cancellation as the case may be, or until the Warrants have been exercised pursuant to the terms of this Indenture, provided that:

     (a) when a new Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen or destroyed, only one of such Warrant Certificates will be counted for the purposes of determining the number of Warrants outstanding; and

     (b) for the purposes of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, Warrants owned, directly or indirectly, legally or beneficially by WorldHeart or an affiliate of WorldHeart will be disregarded except that:

          (i) for the purposes of determining whether the Warrant Agent will be protected in acting or relying on any such vote, consent, requisition or other instrument or action, only the Warrants which have been certified by WorldHeart in a certificate of
               WorldHeart to the Warrant Agent as so owned will be so disregarded; and

          (ii) Warrants so owned which have been pledged in good faith, other than to WorldHeart or an affiliate thereof, will not be so disregarded if the pledgee establishes to the satisfaction of the Warrant Agent the pledgee's right to vote such Warrants in its discretion free from the control of WorldHeart or an affiliate thereof.

1.3  Words Importing the Singular and Gender

     Wordsimporting the singular include the plural and vice versa and words importing a particular gender include all genders.

1.4  Interpretation Not Affected by Headings, Etc.

     The division of this Indenture into Articles, Sections, Subsections, paragraphs, subparagraphs, clauses and subclauses and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Indenture.

1.5  Day Not a Business Day

     If the day on or before which any action that would otherwise be required to be taken hereunder is not a business day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a business day with the same force and effect as if taken within the period for the taking of such action.

1.6  Time of the Essence

     Time will be of the essence in all respects in this Indenture and the Warrant Certificates.

1.7  Currency

     Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.8  Governing Law

     This Indenture and the Warrant Certificates will be construed and enforced in accordance with the laws prevailing in the Province of Ontario and with the federal laws of Canada applicable therein and will be treated in all respects as Ontario contracts. The parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Indenture.

1.9  Beneficiaries

     This Indenture is entered into by the Warrant Agent for the benefit of all such persons who are issued Warrants in accordance with the terms of this Indenture and each of them shall, upon such issuance, be entered in the register as Warrantholders. The Warrant Agent hereby declares that it holds all rights, interest and benefits to be derived therefrom for and on behalf of all such persons in accordance with the terms and restrictions contained herein.

                                   ARTICLE 2

                                  THE WARRANTS

2.1  Creation and Authorization of Warrants

(1) Up to 4,855,024 Warrants, each whole Warrant entitling the holder thereof to be issued one Common Share (subject to adjustment as provided herein) on the terms and subject to the conditions herein provided, are hereby created and authorized for issuance by the Warrant Agent on behalf of WorldHeart upon exercise or deemed exercise of Special Warrants in accordance with the Special Warrant Indenture.

(2) Upon exercise or deemed exercise of the Special Warrants in accordance with the terms of the Special Warrant Indenture, Warrant Certificates shall be executed by WorldHeart and delivered to the Warrant Agent, certified by or on behalf of the Warrant Agent upon the written order of WorldHeart and delivered by the Warrant Agent to WorldHeart or to the order of WorldHeart pursuant to a written direction of WorldHeart, without any further act of or formality on the part of WorldHeart and without the Warrant Agent receiving any consideration therefor.

2.2  Terms of Warrants

(1) Subject to Subsection 2.2(2) hereof, each Warrant issued hereunder will entitle the holder thereof, upon the exercise thereof and payment of the Exercise Price in accordance with the provisions of Article 4 hereof, to be issued one Common Share.

(2) The Exercise Price and the number of Common Shares issuable on exercise of a Warrant pursuant to Subsection 2.2(1) hereof, will be adjusted upon the occurrence of the events and in the manner specified in Article 5.

2.3  Form of Warrant Certificates

(1) The Warrant Certificates (including the signature of the Warrant Agent endorsed thereon) will be substantially in the form set out in Schedule A hereto, will be dated as of the date hereof (regardless of the actual dates of their issue), will bear such legends (including the legends described in Sections 2.7, 2.8, or 2.9 below, as applicable) and distinguishing letters and numbers as WorldHeart, with the approval of the Warrant Agent, may prescribe and will be issuable in any whole number denomination. No fractional Warrants will be issued or otherwise provided for hereunder.

Regardless of any adjustments pursuant to Article 5 of this Indenture, Warrant Certificates representing Warrants shall continue to be in the form set forth in Schedule A to this Indenture and shall continue to express the number of Common Shares which may be acquired upon the exercise of the Warrants evidenced thereby prior to any such adjustments.

(2) The Warrant Certificates may be engraved, lithographed or printed (the expression "printed" including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as WorldHeart may with the approval of the Warrant Agent determine.

2.4  Signing of Warrant Certificates

(1) The Warrant Certificates will be signed by any director or officer of WorldHeart or by any other individual to whom such signing authority is delegated by the directors from time to time.

(2) The signatures of any of the officers or individuals referred to in Subsection 2.4(1) may be manual signatures, engraved, lithographed or printed in facsimile and Warrant Certificates bearing such facsimile signatures will be binding on WorldHeart as if they had been manually signed by such officers or individuals.

(3) Notwithstanding that any person whose manual or facsimile signature appears on a Warrant Certificate as one of the officers or individuals referred to in Subsection 2.4(1) no longer holds the same or any other office with WorldHeart at the date of issuance of any Warrant Certificate or at the date of certification or delivery thereof, such Warrant Certificate will, subject to
Section 2.5, be valid and binding on WorldHeart and such fact shall not affect in any way the entitlement of the holder thereof to the benefits of this Indenture or the Warrant Certificate(s) in question.

2.5  Certification by Warrant Agent

(1) No Warrant Certificate signed in accordance with Section 2.4 will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Warrant Agent substantially in the form of the certificate set out in Schedule A or in such other form approved by the Warrant Agent. The certification by the Warrant Agent on a Warrant Certificate will be conclusive evidence as against WorldHeart that such Warrant Certificate has been duly issued hereunder and that the holder thereof is entitled to the benefits hereof.

(2) The certification by the Warrant Agent on any Warrant Certificate issued hereunder will not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture (except in respect of its due authorization, execution and delivery by, and enforceability against, the Warrant Agent) or such Warrant Certificate (except the due certification thereof) or as to performance by WorldHeart of its obligations hereunder, and the Warrant Agent will in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein.

2.6  Warrants to Rank Pari Passu

     All Warrants will rank pari passu, whatever may be the actual dates of issue of the Warrant Certificates by which they are evidenced.

2.7  Canadian Transfer Restrictions

     In order to ensure compliance with applicable Canadian securities laws, no direct or indirect sale, transfer or repurchase of Warrants or Common Shares shall be permitted from or by a registered holder whose address is not in Canada (or who is not a resident of Canada) to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) unless it is made in compliance with Applicable Legislation. Each Warrantholder, by its acceptance of the Warrants, shall be deemed to have acknowledged and agreed that if it is not a resident of Canada it shall not transfer Warrants or Common Shares except as provided in the immediately preceding sentence. Each Warrant Certificate originally issued to a person within Canada and all Warrant Certificates issued in exchange therefor or in substitution thereof, as well as certificates representing the Common Shares issuable upon the exercise of any Warrants evidenced by any such Warrant Certificate prior to the Qualification Date, shall bear the legend set forth below (the "Canadian Legend"):

                    "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE APRIL 20, 2002.

                    THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO OR EXERCISED IN THE UNITED STATES BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

2.8  United States Transfer Restrictions

     Each Warrant Certificate originally issued to a person within the United States and all Warrant Certificates issued in exchange therefor or in substitution therefor, as well as certificates representing the Common Shares issuable upon the exercise of any Warrants evidenced by any such Warrant Certificate prior to the Qualification Date, shall bear the legend set forth below (the "U.S. Legend"):

                    "FOR WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE WARRANT AGENT AND ANY
                    ATTEMPT  TO  EFFECT  SUCH A  TRANSFER  IS  INVALID
                    UNLESS  MADE IN  COMPLIANCE  WITH THE  ABOVE-NOTED
                    RESTRICTIONS.

                    "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE

                    "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL OPINION TO WORLDHEART. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON THE DELIVERY TO CIBC MELLON TRUST COMPANY AND THE COMPANY OF A CERTIFICATE TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

In order to ensure compliance with applicable United States securities laws, no direct or indirect transfer or sale of Warrants bearing the U.S. Legend may be made except in compliance with the U.S. Legend or unless otherwise determined by WorldHeart in accordance with Applicable Legislation.

2.9  Legend for Warrant Certificates of Non-U.S. Persons

     Except with regards to Warrant Certificates originally issued to a person within the United States as contemplated in Section 2.8, each Warrant Certificate and all Warrant Certificates issued in exchange therefor or in substitution therefor, as well as the certificates representing the Common Shares issuable upon the exercise of any Warrants represented by any such Warrant Certificate in each case issued prior to the Qualification Date, shall bear the following legend (the "Non-U.S. Legend"):

                    "FOR WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE

                    WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE WARRANT AGENT AND ANY
                    ATTEMPT  TO  EFFECT  SUCH A  TRANSFER  IS  INVALID
                    UNLESS  MADE IN  COMPLIANCE  WITH THE  ABOVE-NOTED
                    RESTRICTIONS.

                    "THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S.
                    PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

2.10 Reliance by Warrant Agent

     The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares. The Warrant Agent shall be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements and the terms of this Indenture and the related Warrant Certificates, provided that such transfers and exercises of Warrants may only be processed by the Warrant Agent upon written instruction of WorldHeart to the Warrant Agent, which instruction may be based, in WorldHeart's discretion, upon certificates, opinions and other documentation of the holders of such Warrants that such transfer or exercise is in accordance with Applicable Legislation. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the Warrantholder's actual address and is also determinative of the Warrantholder's residency and that the address of any transferee to whom any Warrants or Common Shares are to be registered, as shown on the transfer document, is the transferee's actual address and is also determinative of the transferee's residency.

2.11 Issue in Substitution for Lost Certificates, Etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, WorldHeart, subject to applicable law and to Subsection 2.11(2), shall issue, and thereupon the Warrant Agent will certify and deliver, a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen

Warrant Certificate and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrant evidenced thereby shall entitle the holders to the benefits hereof and rank pari passu in accordance with its terms and with all other Warrants issued hereunder.

(2)  The applicant for the issue of a new Warrant  Certificate  pursuant to this
Section 2.11 will bear the reasonable cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

     (a) furnish to WorldHeart and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate to be replaced as is satisfactory to WorldHeart and to the Warrant Agent in their discretion, acting reasonably;

     (b) if so required by WorldHeart or the Warrant Agent, furnish an indemnity in amount and form satisfactory to WorldHeart and to the Warrant Agent in their discretion, acting reasonably; and

     (c) pay the reasonable charges of WorldHeart and the Warrant Agent in connection therewith.

2.12 Cancellation of Surrendered Warrants

     All Warrant Certificates surrendered to the Warrant Agent pursuant to Sections 2.11, 3.1, 3.2 or 4.1 will be cancelled by the Warrant Agent and, if requested by WorldHeart in writing, the Warrant Agent will furnish to WorldHeart a cancellation certificate identifying each Warrant Certificate so cancelled and the number of Warrants evidenced thereby.

2.13 Warrantholder not a Shareholder

     Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, is intended or will confer or be construed as conferring on any Warrantholder any right or interest whatsoever as a shareholder of WorldHeart, including but not limited to any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of WorldHeart or any right to receive any dividend or other distribution to which the shareholders of WorldHeart may be entitled.

                                   ARTICLE 3

                      REGISTRATION, TRANSFER, EXCHANGE AND
                              OWNERSHIP OF WARRANTS

3.1  Registration and Transfer of Warrants

(1) WorldHeart hereby appoints the Warrant Agent as registrar and transfer agent of the Warrants.

(2)  The Warrant Agent will cause to be kept:

     (a) by and at the principal offices in Toronto, Ontario, a register (or registers) of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

     (b) by and at the principal office in Toronto, Ontario of the Warrant Agent, a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

(3) No transfer of any Warrant will be valid unless duly entered on the appropriate register of transfers referred to in Subsection 3.1(2), or on any branch registers maintained pursuant to Subsection 3.1(8), upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer substantially in the form of Appendix 2 to the Warrant Certificate or otherwise in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, subject to compliance with Sections 2.7, 2.8 and 2.9, and such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly noted on one of such registers of transfers by the Warrant Agent within two business days of the satisfaction of all such requirements.

(4) The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by Subsection 3.1(3) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in Subsection 3.1(2), or on any branch registers of holders maintained pursuant to subsection 3.1(8), as the owner of such Warrant free from all equities or rights of set-off or counterclaim between WorldHeart and the transferor or any previous holder of such Warrant, except in respect of equities of which WorldHeart is required to take notice by statute or by order of a court of competent jurisdiction.

(5) WorldHeart will be entitled, and may direct the Warrant Agent in writing, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in Subsection 3.1(2), or on any branch registers maintained pursuant to Subsection 3.1(8), if such transfer would require WorldHeart to qualify the Common Shares issuable on exercise of the Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

(6) Neither WorldHeart nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the written direction of the person registered as the holder thereof and delivered in accordance with Subsection 3.1(3), whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(7) The registers referred to in Subsection 3.1(2), and any branch registers maintained pursuant to Subsection 3.1(8), will at all reasonable times be open for inspection during normal business hours by WorldHeart and any Warrantholder. The Warrant Agent will from time to time when requested so to do in writing by WorldHeart or any Warrantholder (upon payment of the Warrant Agent's reasonable charges), furnish WorldHeart or such Warrantholder with a list of the names and addresses of holders of Warrants entered on such registers and showing the number of Warrants held by each such holder.

(8) The Warrant Agent with the approval of WorldHeart, may at any time and from time to time change the place at which the registers referred to in Subsection 3.1(2) are kept, cause branch registers of holders or transfers to be kept at other places and close such branch registers or change the place at which such branch registers are kept. Notice of any such change or closure shall be given by the Warrant Agent to WorldHeart and the holders of Warrants.

(9) The Warrant Agent shall retain until the sixth anniversary of the Expiry Time all instruments of transfer of Warrants which are tendered for registration including the details shown thereon of the persons by or through whom they were lodged, all cancelled Warrants and other related documents.

3.2  Exchange of Warrant Certificates

(1) One or more Warrant Certificates may, on compliance by the holder with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates of different denomination evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged, and such holder shall pay the reasonable cost thereof.

(2) Warrant Certificates may be exchanged only at the principal office in Toronto, Ontario of the Warrant Agent or at any other place designated by WorldHeart with the approval of the Warrant Agent.

(3) Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent or its agent and cancelled.

(4) WorldHeart will sign all Warrant Certificates necessary to carry out exchanges pursuant to this Section 3.2 and the Warrant Agent shall certify such Warrant Certificates.

3.3  Reasonable Charges for Transfer or Exchange

     A presenter of a Warrant Certificate pursuant to this Indenture may be charged the reasonable costs of the Warrant Agent for the transfer of any Warrant or the exchange of any Warrant Certificate.

     3.4 Ownership of Warrants

(1) WorldHeart and the Warrant Agent may deem and treat the person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes, and such person will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and WorldHeart and the Warrant Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(2) The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between WorldHeart and the original or any intermediate holder thereof and all persons may act accordingly, and the delivery to any such registered holder of the Common Shares issued on exercise of such Warrant will be a good discharge to WorldHeart and the Warrant Agent therefor and, unless WorldHeart or the Warrant Agent are required by statute or by an order of a court of competent jurisdiction, neither WorldHeart nor the Warrant Agent will be bound to inquire into the title of any such registered holder.

3.5  Assumption by Transferee

     Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture. Upon the registration by the Warrant Agent of such transferee as the holder of a Warrant, the transferor thereof shall cease to have any further rights under this Indenture with respect to such Warrant or any Common Shares to be issued on exercise.

                                   ARTICLE 4

                              EXERCISE OF WARRANTS

4.1  Exercise

(1) Subject to the limitation set forth in Subsection 4.1(2) and Section 4.5, holders of Warrants may at any time prior to the Expiry Time exercise the right thereby conferred to be issued Common Shares by surrendering to the Warrant Agent at its principal offices in Toronto, Ontario or to any other person or at any other place designated by WorldHeart with the approval of the Warrant Agent, during normal business hours on a business day at such place:

     (a) a certified cheque or bank draft payable to WorldHeart in the amount of the Exercise Price in respect of each Common Share to be issued;

     (b)  the Warrant Certificate evidencing such Warrants; and

     (c) a duly completed and executed notice of exercise substantially in the form set out in Appendix 1 to such Warrant Certificate,

provided such notice is also given to WorldHeart by either the Warrantholder or the Warrant Agent by delivering to WorldHeart a copy of such documents.

(2) Any certified cheque or bank draft, Warrant Certificate or notice of exercise referred to in Subsection 4.1(1) will be deemed to have been surrendered only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Warrant Agent or one of the other persons at the office or one of the other places specified in Subsection 4.1(1).

(3) Any notice of exercise referred to in Subsection 4.1(1) must be signed by the Warrantholder, or such Warrantholder's executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, acting reasonably, and, if any Common Shares thereby issuable are to be issued to a person or persons other than the Warrantholder such issuance must be in accordance with applicable laws (as determined by WorldHeart) and must specify the name or names and the address or addresses of each such person or persons and the number of Common Shares to be issued to each such person if more than one is so specified.

(4) The holder of any Warrant Certificate who wishes to exercise the Warrants evidenced by such Warrant Certificate may exercise less than all of such Warrants and in the case of any such partial exercise shall be entitled to receive, without charge therefor, a Warrant Certificate, in form, signed and certified in accordance with the provisions of Article 2, evidencing the number of Warrants held by the Warrantholder which remain unexercised. Such Warrant Certificate will be delivered by the Warrant Agent to the holder concurrently with the certificates representing the Common Shares issued on partial exercise of such holder's Warrants.

4.2  Effect of Exercise

(1) Upon the exercise of any Warrant in accordance with Section 4.1, the Common Shares thereby issuable will be deemed to have been issued, and the person or persons to whom such Common Shares are to be issued will be deemed to have become the holder or holders of record thereof on the Exercise Date, unless the transfer registers for the Common Shares are closed on that date, in which case such Common Shares will be deemed to have been issued and such person or persons will be deemed to have become the holder or holders of record thereof on the date on which such transfer registers are reopened, but such Common Shares will be issued on the basis of the number of Common Shares to which such person or persons were entitled on the Exercise Date.

(2) As soon as practicable and in any event not later than the fifth business day on which the transfer registers for the Common Shares have been open after such exercise, WorldHeart will cause the Warrant Agent to mail to the person or persons in whose name or names the Common Shares thereby issued have been issued, at his or their respective addresses, or, if so specified, cause to be delivered to such person or persons at the place where the Warrant Certificate evidencing such Warrant was surrendered, certificates representing the Common Shares so issued.

(3) If any Common Shares issuable pursuant to any Warrant are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to WorldHeart or to the Warrant Agent on its behalf an amount equal to all exigible transfer taxes or other government charges, and WorldHeart will not be required to issue or deliver any certificates representing any such Common Shares unless or until such amount has been so paid or the Warrantholder has established to the satisfaction of WorldHeart that such taxes and charges have been paid or that no such taxes or charges are owing.

4.3  No Fractional Common Shares

     WorldHeart shall not be required to issue fractional Common Shares upon the exercise of Warrants. To the extent that a holder of Warrants would otherwise have been entitled to receive, on the exercise of Warrants, a fraction of a Common Share, such right may only be exercised in respect of such fraction in connection with another Warrant or Warrants which in the aggregate entitle the holder to receive a whole number of Common Shares. If a Warrantholder is not able to combine Warrants so as to be entitled to acquire a whole number of Common Shares, the number of Common Shares which such Warrantholder is entitled to receive upon exercise of Warrants shall be rounded down to the prior whole number.

4.4  Recording

     The Warrant Agent will record particulars of each Warrant exercised which will include the name and address of each person to whom Common Shares are thereby issued, the number of Common Shares so issued and the Exercise Date in respect thereof. Within five business days after each Exercise Date the Warrant Agent will provide such particulars in writing to WorldHeart.

4.5  Securities Restrictions

(1) No Common Shares will be issued on exercise of any Warrant, if in the opinion of counsel to WorldHeart (delivered to the Warrant Agent prior to issue), the issuance of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction or require WorldHeart to qualify the Common Shares issuable upon exercise of the Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions. Without limiting the generality of the previous sentence, if the Exercise Date in respect of any Warrant occurs before the Qualification Date, certificates representing Common Shares thereby issued will bear such legends as may, in the opinion of counsel to WorldHeart, be necessary or advisable in order to avoid a violation of any applicable securities laws of any province or territory of Canada, of the United States of America or any jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are then listed, provided that if, at any time, in the opinion of counsel to WorldHeart, such legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at his expense, provides WorldHeart with evidence satisfactory in form and substance to WorldHeart (which may include an opinion of counsel satisfactory to WorldHeart) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Warrant Agent in exchange for a certificate which does not bear such legends.

                                   ARTICLE 5

                                  ADJUSTMENTS

5.1  Definitions

     The rights of the holder of any Warrant, including the number of Common Shares issuable upon the exercise of such Warrant and the Exercise Price payable on exercise of such Warrant, shall be adjusted from time to time in the events and in the manner provided in, and in accordance with this Article 5 and for such purposes:

     (a) "Adjustment Period" means in respect of each Warrant, the period commencing on the Issue Date thereof and ending at the Expiry Time thereof;

     (b) "Current Market Price", on any date, means the average, during the period of 20 consecutive Trading Days ending on the second Trading Day before such date, of the average of the high and low prices per share at which the Common Shares have traded on the principal stock exchange or quotation system on which the Common Shares are listed or, if the Common Shares have not been listed on a stock exchange of quotation system for such number of Trading Days, then such lesser number of Trading Days as the Common Shares have been so listed, or, if the Common Shares are not listed on any stock exchange or quotation system, then in the over-the-counter market as reported by such other stock exchange or as quoted by the most commonly quoted or carried source of quotations for shares traded in the over-the-counter market, provided that if, on any such Trading Day, there are no such reported or quoted high and low prices, the average of the closing bid and asked prices per share for board lots of the Common Shares reported by such stock exchange or as quoted by the most commonly quoted or carried source of quotations for shares traded in the over-the-counter market, for such Trading Day shall be utilized in computing such average, and provided further that if the Common Shares are not listed on any stock exchange or traded in any over-the-counter market, then the Current Market Price of the Common Shares shall be determined by the directors;

     (c) "Exchange Rate" means the rate at which Common Shares are issuable upon the exercise of any Warrant, which rate, subject to adjustment in accordance with this Indenture, is one Common Share for each Warrant as of the Effective Date;

     (d) "Trading Day", with respect to any stock exchange or over-the-counter market, means a day on which shares may be traded through the facilities of such stock exchange or in such over-the-counter market, and, otherwise, means a day on which shares may be traded through the facilities of the principal stock exchange on which the Common Shares are listed (or, if the Common Shares are not listed on any stock exchange, then in the over-the-counter market).

For greater certainty, notwithstanding any other provision of this Article 5, the holders of Warrants shall not be entitled to any adjustment upon the conversion or exercise of (i) any

Series A convertible preferred shares of WorldHeart and (ii) any Series A participating preferred shares of World Heart Inc., a subsidiary of WorldHeart.

5.2  Adjustment of Exchange Rate

(1) The Exchange Rate in effect at any date will be subject to adjustment from time to time and whenever at any time during the Adjustment Period, WorldHeart shall (i) subdivide, or redivide its outstanding Common Shares into a greater number of Common Shares, or (ii) consolidate, combine or reduce its outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares or other securities of WorldHeart that are convertible into Common Shares ("convertible securities") to all or substantially all of the holders of Common Shares or convertible securities (as the case may be) by way of a stock dividend or other distribution. In any such event, the Exchange Rate shall, on the effective date of such event, be adjusted so that it will equal the rate determined by multiplying the Exchange Rate in effect immediately prior to such date by a fraction, of which the denominator shall be the total number of Common Shares outstanding on such date before giving effect to such event, and of which the numerator shall be the total number of Common Shares outstanding on such date after giving effect to such event. Such adjustment will be made successively whenever any such event shall occur and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Subsection 5.2(1). To the extent that this Subsection 5.2(1) has become operative because of an issue of convertible securities referred to in clause (iii) above, the number of Common Shares obtainable under each Warrant shall be readjusted based on the number of Common Shares issuable upon conversion or exchange of such convertible or exchangeable securities.

(2) If and whenever at any time during the Adjustment Period, there is (i) any reclassification of the Common Shares at any time outstanding, any change of the Common Shares into other shares or any other capital reorganization of WorldHeart (other than as described in Subsection 5.2(1)), (ii) any consolidation, amalgamation, arrangement, merger or other form of business combination of WorldHeart with or into any other corporation trust, partnership, or other entity resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares or any other capital reorganization of WorldHeart, (iii) any triggering of a shareholders rights plan, or (iv) any sale, lease, exchange or transfer of the undertaking or assets of WorldHeart as an entirety or substantially as an entirety to another corporation, trust, partnership or other entity, then, in each such event, each holder of any Warrant which is thereafter exercised on or after the effective date of such event will be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise, the kind and number or amount of shares or other securities or property which such holder would have been entitled to receive as a result of such event if, on the effective date thereof, such holder had been the registered holder of the number of Common Shares to which such holder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of the holders of Warrants to the end that the provisions set forth in this
Article 5 will thereafter correspondingly be made applicable, as nearly as may reasonably be possible, in the relation to any shares or other securities or property thereafter deliverable upon the exercise or deemed exercise of any Warrant. Any such adjustments will be made by and set forth in an indenture supplemental hereto approved by the directors of the Corporation and shall for all purposes be conclusively deemed to be an appropriate adjustment.

5.3  Adjustment of Exercise Price

(1) The Exercise Price in effect at any date will be subject to adjustment from time to time if and whenever at any time during the Adjustment Period, WorldHeart shall (i) subdivide, or redivide its outstanding Common Shares into a greater number of Common Shares, or (ii) consolidate, combine or reduce its outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution. In any such event, the Exercise Price shall, on the effective date of such event, be adjusted so that it will equal the price determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, the numerator of which shall be the total number of Common Shares outstanding on such effective date or record date before giving effect to such event and the denominator of which shall be the total number of Common Shares outstanding immediately after giving effect to such event. Such adjustment will be made successively whenever any such event shall occur.

(2) If and whenever at any time during the Adjustment Period, WorldHeart shall fix a record date for the making of a distribution to all or substantially all of the holders of Common Shares of:

     (a) shares of any class other than Common Shares whether of WorldHeart or any other corporation;

     (b) rights, options or warrants (other than rights, options or warrants exercisable by the holders thereof within a period expiring not more than 45 days after the date of issue thereof);

     (c)  evidences of indebtedness; or

     (d)  cash, securities or other property or assets;

then, in each such case, the Exercise Price will be adjusted immediately after such record date so that it will equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the earlier of such record date and the date on which WorldHeart announces its intention to make such distribution, less the excess, if any, aggregate fair market value on such record date (as determined by the directors at the time such distribution is authorized) of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets so distributed over the fair market value of the consideration received therefor by the Corporation from the holders of the Common Shares (as determined by the directors), and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. Any Common Shares owned by or held for the account of WorldHeart or any subsidiary of WorldHeart shall be deemed not to be outstanding for the purpose of such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in paragraph 5.3(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exercise Price will then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually distributed or based upon the number or amount of securities or the property or assets actually issued or distributed upon the exercise of such rights, options or Warrants, as the case may be.

(3) If and whenever at anytime during the Adjustment Period, WorldHeart shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for and purchase Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

     (i)  the numerator of which shall be the aggregate of:

          (A) the number of Common Shares outstanding as of the record date for the Rights Offering, and

          (B) a number determined by dividing (1) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

     (ii) the denominator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

Any Warrantholder who shall have exercised his right to purchase Common Shares in accordance with Section 4.1 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor shall, in addition to the Common Shares to which he is otherwise entitled upon such exercise in accordance with Section 4.1, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, resulting from the subtraction of the Exercise Price as adjusted for such Rights Offering pursuant to this Subsection 5.3(3) from the Exercise Price in effect immediately prior to the end of such Rights Offering is multiplied by the number of Common Shares purchased upon exercise of the Warrants held by such Warrantholder during such period, and the resulting product is divided by the Exercise Price as adjusted for such Rights Offering pursuant to this Subsection 5.3(3); provided that the provisions of Section 4.3 shall be applicable to any fractional interest in any Common Share to which such Warrantholder might otherwise be entitled under the foregoing provisions of this Subsection 5.3(3). Such additional Common Shares shall be deemed to have been issued to the Warrantholder immediately following the end of the Rights Period and a certificate for such additional Common Shares shall be delivered to such Warrantholder within ten business days following the end of the Rights Period. To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Exercise Price will be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or the securities convertible or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

5.4  Adjustment Rules

(1) In any case in which this Article 5 shall require that an adjustment shall become effective immediately after a record date for or effective date of an event referred to herein, WorldHeart may defer, until the occurrence and consummation of such event, issuing to the holder of any Warrant exercised after such record date or effective date and before the occurrence and consummation of such event the additional Common Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that WorldHeart or successor to the undertaking or assets of WorldHeart, will deliver to such holder, as soon as reasonably practicable after such record date or effective dates, as applicable, an appropriate instrument evidencing such holder's right to receive such additional Common Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Common Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Exercise Date, or such later date as such holder would, but for the provisions of this Section 5.4, have become the holder of record of such additional Common Shares, warrants or of such other securities or property pursuant to Subsection 4.2(1).

(2) If WorldHeart shall set a record date to determine the holders of the Common Shares or other securities for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such securityholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the Exercise Price or the Exchange Rate shall be required by reason of the setting of such record date.

(3) The adjustments provided for in this Article 5 are cumulative, and shall, in the case of any adjustment to the Exchange Rate or the Exercise Price, be computed to the nearest one one-hundredth of a Common Share and will apply (without duplication) to successive subdivisions, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this Article 5, provided that, notwithstanding any other provision of this Section 5.4, no adjustment of the Exchange Rate or the Exercise Price will be required (i) unless such adjustment would require an increase or decrease of at least 1% in the Exchange Rate or the Exercise Price then in effect (provided, however, that any adjustment which by reason of this Subsection 5.4(3) is not required to be made will be carried forward and taken into account in any subsequent adjustment), or (ii) in respect of any Common Shares issuable or issued pursuant to any option, warrant, share option or share purchase plan of WorldHeart as otherwise specified in the Underwriting Agreement, or (iii) in respect of any Common Shares issuable or issued pursuant to the Special Warrants or upon exercise of the Warrants.

(4)  If any  question  arises with respect to the  adjustments  provided in this
Article 5, such question shall be conclusively determined by WorldHeart's auditors or, if they are unable or unwilling to act, by such firm of chartered accountants as is appointed by WorldHeart and acceptable to the Warrant Agent. Such accountants shall have access to all necessary records of WorldHeart and such determination shall be binding upon WorldHeart, the Warrant Agent and the Warrantholders.

(5) All shares of any class or other securities or property which a Warrantholder is at the time in question entitled to receive on the full exercise of his Warrants, whether or not as a result of adjustments made pursuant to this Article 5 shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such Warrantholder is entitled to subscribe for pursuant to the exercise of such Warrants.

(6) If and whenever at any time during the Adjustment Period, WorldHeart shall take any action affecting or relating to the Common Shares, other than any and all action described in this Article 5, which in the opinion of the directors of WorldHeart, would adversely affect the rights of any holders of Warrants, the Exchange Rate and/or the Exercise Price shall be adjusted by the directors in such manner, if any, and at such time, as the directors, may in their sole discretion determine to be equitable in the circumstances to such holders.

(7) As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Warrants, WorldHeart will take any and all action which may, in the opinion of counsel to WorldHeart, be necessary in order that WorldHeart, or any successor to WorldHeart or successor to the undertaking or assets of WorldHeart, shall be obligated to and may validly and legally issue all the Common Shares or other securities or property which the holders of Warrants would be entitled to receive thereafter on the exercise thereof in accordance with the provisions hereof.

(8) At least seven days before the earlier of the effective date of or record date for any event referred to in this Article 5 that requires or might require an adjustment in any of the rights under the Warrants or such longer notice period as may be applicable in respect of notices required to be delivered by WorldHeart to holders of its Common Shares, WorldHeart will:

     (a) file with the Warrant Agent a certificate of WorldHeart specifying the particulars of such event and, to the extent determinable, any adjustment required and the computation of such adjustment; and

     (b) give notice to the Warrantholders of the particulars of such event and, to the extent determinable, any adjustment required and a description of how such adjustment will be calculated.

Such notice need only set forth such particulars as have been determined at the date such notice is given. If any adjustment for which such notice is given is not then determinable, promptly after such adjustment is determinable WorldHeart will:

     (c) file with the Warrant Agent a certificate of WorldHeart showing the computation of such adjustment; and

     (d)  give notice to the Warrantholders of such adjustment.

Where a notice pursuant to this Subsection 5.4(8) has been given, the Warrant Agent shall be entitled to act and rely on any adjustment calculation of WorldHeart or WorldHeart's auditors.

(9)  The Warrant Agent shall not:

     (a) at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the Exchange Rate or the Exercise Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making same;

     (b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise or deemed exercise of any Warrant; or

     (c) be responsible for any failure of WorldHeart to make any cash payment or to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Warrant for the purpose of exercise, or to comply with any of the covenants contained in this Article 5.

5.5  Penalty Shares

     In the event that a receipt is not issued by the Ontario Securities Commission, as principal regulator, for the Final Prospectus at or prior to the Qualification Deadline then each Warrant, other than any non-arm's length purchaser who is the registered owner of Warrants, shall be entitled to receive at no additional consideration, 1.07 Warrants.

                                   ARTICLE 6

                                   COVENANTS

6.1  General Covenants

     WorldHeart represents, warrants, covenants and agrees with the Warrant Agent that so long as any Warrant remains outstanding and may be exercised:

     (a) WorldHeart is duly authorized to create and issue the Warrants and that the Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against WorldHeart;

     (b) WorldHeart will at all times maintain its corporate existence, carry on and conduct its business in a proper and business-like manner, keep or cause to be kept proper books of account in accordance with generally accepted accounting principles and WorldHeart will send to Warrantholders copies of all financial statements furnished to its shareholders during the term of this Indenture;

     (c) WorldHeart will reserve for the purpose and keep available sufficient unissued Common Shares to enable it to satisfy its obligations to issue Common Shares on the exercise of the Warrants;

     (d) until the expiry date of the Special Warrants, WorldHeart will not amend this Indenture without the approval of the holders of Special Warrants then outstanding, such approval to be given by an Extraordinary Resolution of the holders of Special Warrants then outstanding pursuant to the Special Warrant Indenture, unless such amendment would otherwise be permitted under Article 9 hereof;

     (e) WorldHeart will cause the Common Shares from time to time to be duly issued pursuant to the exercise of the Warrants, and the certificates representing such Common Shares, to be duly issued and delivered in accordance with the Warrants and the terms hereof;

     (f) all Common Shares that are issued or created on exercise of the Warrants will be issued as fully paid and non-assessable;

     (g) WorldHeart will cause the Warrant Agent to keep open on business days the registers of holders and registers of transfers referred to in
          Section 3.1 and will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from exercising any of the Warrants or receiving any of the Common Shares upon such exercise;

     (h) WorldHeart will make all requisite filings, including filings with appropriate Securities Commissions, in connection with the exercise of the Warrants and issue of the Common Shares;

     (i) generally, WorldHeart will well and truly perform and carry out all acts and things to be done by it as provided in this Indenture and will not take any action which might reasonably be expected to deprive the Warrantholders of their rights to acquire Common Shares upon the exercise of the Warrants; and

     (j) WorldHeart will prepare, in conformity with the requirements of all Applicable Legislation in all material respects, and file the
          Preliminary Prospectus with the Securities Commissions as soon as possible, and shall use its commercially reasonably efforts to obtain receipts therefor from the Securities Commission as soon as commercially practicable thereafter and in any event, on or prior to the Qualification Deadline.

6.2  Warrant Agent's Remuneration and Expenses

     WorldHeart will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will, on the Warrant Agent's request, pay to or reimburse the Warrant Agent for all reasonable documented expenses, disbursements and advances made or incurred by the Warrant Agent in the administration or execution of the trusts hereof (including reasonable documented compensation and disbursements of its counsel and other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from negligence, wilful misconduct or bad faith of the Warrant Agent or of persons for whom the Warrant Agent is responsible.

6.3  Performance of Covenants by Warrant Agent

     If the Warrant Agent is made aware of the failure of WorldHeart to perform any of its obligations under this Indenture, the Warrant Agent may notify the Warrantholders of such failure or may itself perform any of such obligations capable of being performed by it, but, subject to Section 10.3, will not be bound to do so or to notify the Warrantholders that it is so doing. All sums expended or advanced by the Warrant Agent in so doing will be repayable as provided in Section 6.2. No such performance, expenditure or advance by the Warrant Agent will relieve WorldHeart of any default or of its continuing obligations hereunder.

                                   ARTICLE 7

                                   ENFORCEMENT

7.1  Warrantholders May Not Sue

     Subject to Section 7.2, no holder of any Warrant shall have any right to institute any action or proceeding against WorldHeart in relation to the Warrants, unless:

     (a) such holder shall previously have given to the Warrant Agent written notice of the nature of such action or proceeding;

     (b) the holders of at least 10% of the Warrants shall have made written request to the Warrant Agent and shall have afforded to it reasonable opportunities either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its own name for such purpose;

     (c) such Warrantholders shall have offered to the Warrant Agent, when so requested by the Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and

     (d) the Warrant Agent shall have failed to act within a reasonable time after such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Warrant Agent, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Warrants.

7.2  Legal Proceedings by Warrantholders

         Subject to Subsection 8.11(g), all or any of the rights conferred upon a Warrantholder by the terms of the Warrant certificates evidencing the Warrants held by such Warrantholder or this Indenture, or both, may be enforced by the Warrantholder by appropriate legal proceedings, but without prejudice to the right which is hereby conferred upon the Warrant Agent under Section 7.3.

7.3  Warrant Agent May Institute All Proceedings

(1) The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(2) Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Warrants subject to the provisions of this Indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Warrant Agent shall be a party) the Warrant Agent shall be held to represent all the holders of the Warrants, and it shall not be necessary to make any holders of the Warrants parties to any such proceeding.

7.4  Immunity of Shareholders, etc.

     Subject to the rights available at law or in express provisions of any contract or other instrument, including certain limited rights of action under the Final Prospectus, the Warrant Agent and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in his capacity as an incorporator or any past, present or future shareholder or other securityholder, director, officer, employee or agent of WorldHeart for the creation and issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by WorldHeart herein or in the Warrant Certificates.

7.5  Limitation of Liability

     The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of WorldHeart or any of the past, present or future directors or shareholders of WorldHeart or any of the past, present or future officers, employees or agents of WorldHeart, but only the property of WorldHeart or any successor corporation shall be bound in respect hereof.

                                   ARTICLE 8

                           MEETINGS OF WARRANTHOLDERS

8.1  Right to Convene Meetings

(1) The Warrant Agent may at any time and from time to time to call and convene a meeting of the Warrantholders, and will do so on receipt of a written request of WorldHeart or a Warrantholders' Request and on being funded and indemnified to its reasonable satisfaction by WorldHeart or by one or more of the Warrantholders signing such Warrantholders' Request against the costs which it may incur in connection with calling and holding the meeting.

(2) If the Warrant Agent fails, within five business days after receipt of such written request of WorldHeart or Warrantholders' Request and indemnity, to give notice convening a meeting, WorldHeart or any of such Warrantholders, as the case may be, may convene such meeting.

(3) Every such meeting will be held in Toronto, Ontario or such other place as is approved or determined by the Warrant Agent and WorldHeart. However, if the meeting is convened by WorldHeart or a Warrantholder as a result of the Warrant Agent's failure or refusal to convene such meeting, the meeting must be held in Toronto.

8.2  Notice

(1)  At  least  21  days'   notice  of  any   meeting   must  be  given  to  the
Warrantholders, to the Warrant Agent (unless the meeting has been called by it) and to WorldHeart (unless the meeting has been called by it).

(2) The notice to be delivered in accordance with Section 11.2 must state the time when and the place where the meeting is to be held and shall describe (with sufficient detail to permit a Warrantholder to make a reasoned decision with respect to the matters for consideration) the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this
Article 8.

8.3  Chair

     Some individual (who need not be a Warrantholder) designated in writing by the Warrant Agent will be chair of the meeting or, if no individual is so designated or the individual so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy may choose some person present to be chair.

8.4  Quorum

(1) Subject to the provisions of Section 8.12, at any meeting of Warrantholders a quorum will consist of two or more Warrantholders present in person or by proxy at the commencement of business holding in the aggregate not less than 20% of the total number of Warrants then outstanding provided however that in the event there are two or more Warrantholders, at least two persons entitled to vote there at are personally present.

(2) If a quorum of Warrantholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, will be dissolved, but, subject to Section 8.12, in any other case will be adjourned to the seventh calendar day following the meeting (unless such day is not a business day, in which case it shall be adjourned tot he next business day), at the same time of day and place and no notice of the adjournment need be given.

(3) At the adjourned meeting the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Warrants that they hold.

8.5  Power to Adjourn

     The chairman of a meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

8.6  Show of Hands

     Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

8.7  Poll

(1) On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Warrantholders acting in person or by proxy, a poll will be taken in such manner as the chairman directs.

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                                      -30-

(2) Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

8.8  Voting

(1) On a show of hands each person present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, will have one vote, and on a poll each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Warrant held by such holder.

(2) A proxy need not be a Warrantholder. The Chair of any meeting shall be entitled both on a show of hands and on a poll, to vote in respect of the Warrants, if any held or represented by the Chair.

8.9  Regulations

(1) The Warrant Agent, or WorldHeart with the approval of the Warrant Agent, may from time to time make or vary such regulations as it thinks fit:

     (a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited with it by a named person and will remain on deposit until a specified date, which voting certificates will entitle the persons named therein to be present and vote at any meeting of Warrantholders and at any adjournment thereof held before that date or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof held before that date in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Warrants specified therein;

     (b) for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a person who executes it on behalf of a Warrantholder;

     (c)  governing   the  places  at  which  and  the  times  by  which  voting certificates or instruments appointing proxies must be deposited;

     (d) for the deposit of voting certificates or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such voting certificates or instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to WorldHeart or to the Warrant Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting; and

     (e) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

(2) Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(3) Except as such regulations provide, the only persons who will be recognized at a meeting as the holders of any Warrants, or as entitled to vote or, subject to Section 7.10, be present at the meeting in respect thereof, will be the registered holders of such Warrants or their duly appointed proxies.

8.10 WorldHeart and Warrant Agent may be Represented

     WorldHeart and the Warrant Agent by their respective employees, officers or directors, and the counsel of WorldHeart and the Warrant Agent and counsel of the Warrantholders may attend any meeting of Warrantholders, but will have no vote as such.

8.11 Powers Exercisable by Extraordinary Resolution

     In addition to all other powers conferred on them by the other provisions of this Indenture, by the Warrants or by law, the Warrantholders at a meeting will, subject to the provisions of Section 8.12, have the power, exercisable from time to time by Extraordinary Resolution:

     (a) subject to the agreement of WorldHeart to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Warrantholders or of the Warrant Agent in its capacity as warrant trustee hereunder, subject to the Warrant Agent's approval or on behalf of the Warrantholders against WorldHeart, whether such right arises under this Indenture or otherwise and to authorize the Warrant Agent to concur in and execute any indenture supplemental hereto in connection therewith;

     (b) to amend, alter or repeal any Extraordinary Resolution previously passed subject to the approval of the Warrant Agent if the rights and duties of the Warrant Agent are affected;

     (c) to direct or authorize the Warrant Agent to enforce any obligation of WorldHeart under this Indenture or to enforce any right of the Warrantholders in any manner specified in the Extraordinary Resolution;

     (d) to refrain from enforcing any obligation or right referred to in paragraph (c);

     (e) to waive and direct the Warrant Agent to waive any default by WorldHeart in complying with any provision of this Indenture, either unconditionally or on any condition specified in the Extraordinary Resolution;

     (f) to appoint a committee with power and authority to exercise, and to direct the Warrant Agent to exercise, on behalf of the Warrantholders, such of the powers of the Warrantholders as are exercisable by Extraordinary Resolution;

     (g) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against WorldHeart for the enforcement of any obligation of WorldHeart under this Indenture or to enforce any right of the Warrantholders;

     (h) to direct any Warrantholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

     (i) from time to time and at any time to remove the Warrant Agent and appoint a successor; and

     (j) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of WorldHeart.

8.12 Meaning of "Extraordinary Resolution"

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject to the provisions of this Section 8.12 and of Sections 8.15 and 8.16, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Warrantholders holding in the aggregate not less than 40% of the total number of Warrants then outstanding and passed by the affirmative votes of Warrantholders who hold in the aggregate not less than 66 2/3% of the total number of Warrants then outstanding represented at the meeting and voted on the poll on the resolution.

(2) If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Subsection 8.12(1) is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Warrantholders or on a Warrantholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than seventeen calendar days or more than 30 calendar days later, and to such place and time, as is appointed by the chairman.

(3)  Not  less  than  seven   calendar   days'  notice  must  be  given  to  the
Warrantholders of the time and place of such adjourned meeting.

(4) The notice must state that at the adjourned meeting the Warrantholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(5) At the adjourned meeting the Warrantholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 8.12(1) will be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding in the aggregate of not less than 40% of the total number of Warrants outstanding may not be present.

(6) Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

8.13 Powers Cumulative

     Any one or more of the powers, and any combination of the powers, in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Warrantholders from exercising such power or powers or combination of powers thereafter from time to time.

8.14 Minutes

     Minutes of all resolutions passed and proceedings taken at every meeting of the Warrantholders will be made and duly entered in books from time to time provided for such purpose by the Warrant Agent at the expense of WorldHeart, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

     WorldHeart shall be provided with, in a timely manner and at its own expense, copies of any and all resolutions passed at any meeting of the Warrantholders pursuant to this Section 8.14.

8.15 Instruments in Writing

     Any action that may be taken and any power that may be exercised by Warrantholders at a meeting held as provided in this Article 8 by way of an Extraordinary Resolution may also be taken and exercised by Warrantholders who hold in the aggregate not less than 66 2/3% of the total number of Warrants at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression "Extraordinary Resolution" when used in this Indenture includes a resolution embodied in an instrument so signed.

     WorldHeart  shall  be  provided  with,  in a timely  manner  and at its own
expense,   copies  of  any  and  all   instruments  in  writing  signed  by  the
Warrantholders pursuant to this Section 8.15.

8.16 Binding Effect of Resolutions

     Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Warrantholders will be binding on all Warrantholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Warrantholders in accordance with Section 8.15 will be binding on all Warrantholders, whether signatories thereto or not, and every Warrantholder and the Warrant Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

8.17 Holdings by WorldHeart and Subsidiaries Disregarded

     In determining whether Warrantholders holding the required total number of Warrants are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Warrantholders' Request or other action under this Indenture, a Warrant held by WorldHeart or by any Affiliate of WorldHeart will be deemed to be not outstanding. Upon a request in writing by the Warrant Agent, WorldHeart shall provide a certificate of WorldHeart detailing the registration and denomination of any Warrants held by WorldHeart or by any affiliate of WorldHeart.

                                   ARTICLE 9

               SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS

9.1  Provision for Supplemental Indentures for Certain Purposes

     From time to time WorldHeart (when authorized by the directors) and the Warrant Agent may, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers indentures or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

     (a) setting forth any adjustments resulting from the application of the provisions of Article 5;

     (b) adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, and are not in the opinion of the Warrant Agent relying on the opinion of counsel prejudicial to the rights or interests of the Warrantholders as a group;

     (c)  giving effect to any  Extraordinary  Resolution  passed as provided in
          Article 8;

     (d) making such provisions not inconsistent with this Indenture as are necessary or desirable with respect to matters or questions arising hereunder, and are not, in the opinion of the Warrant Agent relying on the opinion of counsel, prejudicial to the rights or interests of the Warrantholders as a group;

     (e) adding to, deleting or altering the provisions hereof in respect of the transfer of Warrants or the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates provided that any such action in the opinion of counsel acceptable to the Warrant Agent does not adversely affect the rights of the Warrantholder;

     (f) modifying any provision of this Indenture or relieving WorldHeart from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of the Warrant Agent, relying on the opinion of counsel, it would impair any of the rights or interests of the Warrantholders or of the Warrant Agent, and the Warrant Agent may in its uncontrolled discretion decline to enter into any such supplemental indenture which in its opinion will not afford adequate protection to the Warrant Agent when it becomes operative; and

     (g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of the Warrant Agent relying on the opinion of counsel, the rights of the Warrant Agent and of the Warrantholders, as a group, are not prejudiced thereby.

9.2  Successor Corporations

     In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of WorldHeart as an entirety, or substantially as an entirety, to another corporation, the successor corporation resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not WorldHeart) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by WorldHeart and, will as a condition precedent to any such transaction, agree to succeed to and be substituted for WorldHeart by supplemental indenture in form satisfactory to the Warrant Agent and executed and delivered to the Warrant Agent with the same effect as closely as may be possible as if it had been named herein.

                                   ARTICLE 10

                          CONCERNING THE WARRANT AGENT

10.1 Trust Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail.

(2) WorldHeart and the Warrant Agent each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

10.2 Warrant Agent's Authority to Carry on Business

The Warrant Agent represents and warrants to WorldHeart that at the date hereof it is authorized to carry on the business of a trust company in Toronto, Ontario. If, notwithstanding the provisions of this Section 10.2, it ceases to be authorized to carry on such business, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event provided that the Warrant Agent, within 30 days after ceasing to be authorized to carry on such business either becomes so authorized or resigns in the manner and with the effects specified in Section 10.8.

10.3 Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent will act honestly and in good faith with a view to the best interests of the Warrantholders, and will exercise that degree of care, diligence and skill that a reasonably prudent warrant trustee would exercise in comparable circumstances. Subject to the foregoing, the Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(2) No provision of this Indenture will be construed to relieve the Warrant Agent from liability for its own negligent act, negligent failure to act, wilful misconduct or bad faith.

(3) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any right of the Warrant Agent or the Warrantholders hereunder is on the condition that, when required by notice to the Warrantholders by the Warrant Agent, the Warrant Agent is furnished by one or more Warrantholders with sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Warrant Agent to protect and hold it harmless against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(4) No provision of this Indenture will require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so funded and indemnified.

(5) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which certificates the Warrant Agent will issue receipts.

(6) Every provision of this Indenture that relieves the Warrant Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation, of this Section 10.3.

10.4 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, WorldHeart will furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Warrant Agent reasonably requires by written notice to WorldHeart.

(2) In the exercise of any right or duty hereunder the Warrant Agent, if it is acting in good faith, may rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent, if such evidence complies with Applicable Legislation and the Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture.

(3) Whenever Applicable Legislation requires that evidence referred to in Subsection 10.4(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of WorldHeart required by any provision hereof.

(4) Any such statutory declaration may be made by any director or officer of WorldHeart.

(5) The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(6) Proof of the execution of any document or instrument in writing, including a Warrantholders' Request, by a Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Warrant Agent considers adequate.

(7) The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent. Any remuneration so paid by the Warrant Agent shall be repaid to the Warrant Agent in accordance with Section 6.2.

(8) The Warrant Agent may act and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant or other expert or advisor, whether retained or employed by WorldHeart or by the Warrant Agent, in relation to any matter arising in the administration of the trusts hereof.

10.5 Documents, Money, Etc. held by Warrant Agent

(1) Any security, document of title or other instrument that may at any time be held by the Warrant Agent subject to the trusts hereof may be placed in the deposit vaults of any Canadian chartered bank or deposited for safekeeping with any such bank.

(2) Unless herein otherwise expressly provided, any money so held pending the application or withdrawal thereof under any provision of this Indenture shall be deposited in the name of the Warrant Agent in any Canadian chartered bank or trust company at the rate of interest (if any) then current on similar deposits or may be invested with the consent of the WorldHeart in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of the investment, of any Canadian chartered bank or trust company as WorldHeart may consent to. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to WorldHeart, as provided for herein.

(3) All interest or other income received by the Warrant Agent in respect of such deposits and investments will belong to WorldHeart.

10.6 Action by Warrant Agent to Protect Interests

     The Warrant Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Warrantholders.

10.7 Warrant Agent not Required to Give Security

     The Warrant Agent will not be required to give any bond or security in respect of the performance of the agency created hereby, the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

10.8 Protection of Warrant Agent

(1) By way of supplement to the provisions of any law for the time being relating to trustees or agents, it is expressly declared and agreed that:

     (a) the Warrant Agent will not be liable for or by reason of, or required to substantiate, any statement of fact or recital in this Indenture or in the Warrant Certificates (except the representation contained in Section 10.10 or in the certificate of the Warrant Agent on the Warrant Certificates), but all such statements or recitals are and will be deemed to be made by WorldHeart;

     (b) nothing herein contained will impose on the Warrant Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

     (c) subject to Section 10.10 the Warrant Agent will not be bound to give notice to any person of the execution hereof;

     (d) the Warrant Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by WorldHeart of any obligation herein contained or of any act of any director, officer, employee or agent of WorldHeart; and

     (e) the Warrant Agent shall not be liable or accountable for any loss or damage whatsoever to any person caused by the performance or failure by it to perform its responsibilities under this Indenture save only to the extent that such loss or damage is attributable to the negligence, wilful misconduct or bad faith of the Warrant Agent.

(2) WorldHeart indemnifies the Warrant Agent and its directors, officers, employees and agents and saves them harmless from all liabilities, losses, claims, demands, suits, damages, costs and actions which may be brought against or suffered by it arising out of or connected with the performance by it of its duties hereunder including any and all legal fees and disbursements except to the extent that such liabilities, suits, damages, costs and actions are attributable to the negligence, wilful misconduct or bad faith of the Warrant Agent. This provision shall survive the resignation or termination or discharge of the Warrant Agent or the termination of this Indenture.

10.9 Replacement of Warrant Agent

(1) The Warrant Agent may resign its trust hereunder and be discharged from all further duties and liabilities hereunder, except as provided in this Section, by giving to WorldHeart and the Warrantholders not less than 30 business days' notice in writing or, if a new Warrant Agent has been appointed, such shorter notice as WorldHeart accepts as sufficient.

(2) The Warrantholders by Extraordinary Resolution may at any time remove the Warrant Agent and appoint a new Warrant Agent.

(3) If the Warrant Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, WorldHeart will forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders.

(4) Failing such appointment by WorldHeart, the retiring Warrant Agent or any Warrantholder at the expense of WorldHeart may apply to the Ontario Superior Court on such notice as the Court directs, for the appointment of a new Warrant Agent, at the expense of WorldHeart.

(5) Any new Warrant Agent so appointed by WorldHeart or by the Court will be subject to removal as aforesaid by the Warrantholders.

(6) Any new Warrant Agent appointed under any provision of this Section must be a corporation authorized to carry on the business of a trust company in Ontario and, if required by the Applicable Legislation of any other province, in such other province.

(7) On any such appointment the new Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of WorldHeart, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities to the new Warrant Agent provided that, any resignation or termination of the Warrant Agent and appointment of a successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of WorldHeart, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder.

(8) On the appointment of a new Warrant Agent, WorldHeart will promptly give notice thereof to the Warrantholders.

(9) A corporation into or with which the Warrant Agent is merged or consolidated or amalgamated, or a corporation succeeding to the trust business of the Warrant Agent, will be the successor to the Warrant Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Warrant Agent under Subsection 10.8(6).

(10) A Warrant Certificate certified but not delivered by a predecessor Warrant Agent may be delivered by the new or successor Warrant Agent in the name of the predecessor Warrant Agent or successor Warrant Agent.

10.10 Conflict of Interest

     The Warrant Agent represents to WorldHeart that at the time of the execution and delivery hereof no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 business days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its trust hereunder.

     If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and of the Warrants shall not be affected in any manner whatsoever by reason thereof.

     The Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of WorldHeart and generally may contract and enter into financial transactions with WorldHeart without being liable to account for any profit made thereby.

10.11 Acceptance of Trusts

     The Warrant Agent hereby accepts the trusts in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth.

                                   ARTICLE 11

                                     GENERAL

11.1 Notice to WorldHeart and Warrant Agent

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to WorldHeart or the Warrant Agent will be validly given if delivered or if sent by first class mail, postage prepaid, or if sent by facsimile transmission (receipt of such transmission is confirmed in writing):

     (a)  If to WorldHeart:

               World Heart Corporation
               1 Laser Street
               Ottawa, ON
               K2E 7V1

               Attention: Chief Financial Officer

               Facsimile:       (613) 723-8522

     (b)  If to the Warrant Agent:

               CIBC Mellon Trust Company
               320 Bay Street, P.O. Box 1
               Toronto, ON
               M5H 4A6

               Attention:  Assistant Vice President, Client Services

               Facsimile:  (416) 643-5570

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the fifth business day following the day of the mailing of the notice.

(2) WorldHeart or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Subsection 11.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of WorldHeart or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Warrant Agent or to WorldHeart hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to such party at the appropriate address provided in Subsection 11.1(1) by confirmed facsimile transmission and any notice deliver in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer or if delivered by such facsimile, on the first business day following the date of the sending of the notice.

11.2 Notice to Warrantholders

(1) Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Warrantholders or delivered (or so mailed to certain Warrantholders and so delivered to the other Warrantholders) at their respective addresses appearing on any of the registers of holders described in Section 3.1 provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employers, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail newspaper.

(2) A notice so given by mail or so delivered will be deemed to have been given on the fifth business day after it has been mailed or on the day which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

11.3 Satisfaction and Discharge of Indenture

     On the earlier of:

     (a) the date by which there has been delivered to the Warrant Agent for exercise or surrender for cancellation all Warrant Certificates theretofore certified hereunder; or

     (b)  the Expiry Time;

and if all certificates representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture will cease to be of further effect and, on demand of and at the cost and expense of WorldHeart and on delivery to the Warrant Agent of a certificate of WorldHeart stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, the Warrant Agent will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

11.4 Sole Benefit of Parties and Warrantholders

     Nothing in this Indenture or the Warrant Certificates, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.5 Discretion of Directors

     Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion, and a determination so made will be conclusive.

11.6 Counterparts and Formal Date

     This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of the Effective Date.

11.7 Language

     The parties hereby request that this Indenture and any related documents be drawn up and executed only in the English language. Les parties demandent par les presentes que la presente convention ainsi que tous les documents y afferents soient rediges et executes en langue anglaise seulement.

11.8 Assignment

     Subject to Section 9.2 hereof, neither this Indenture no any right, interest or obligation hereunder may be assigned by either party without the prior written consent of the other party and any purported assignment of this Indenture which does not comply with this Section 11.8 shall be considered null and void.

11.9 Benefit of the Agreement

     This Indenture will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

11.10 Further Assurances

     The parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing

Date, reasonably required to effectively carry out or better evidence the full intent or meaning of this Agreement.

     IN WITNESS WHEREOF the parties hereto have caused their respective corporate seals to be hereunto affixed attested by their signatures.

                             WORLD HEART CORPORATION


                             By:  /s/ Ian W. Malone
                                 --------------------------

                                 Name:    Ian W. Malone
                                 Title:   Vice President, Finance and Chief
                                          Financial Officer

                            CIBC MELLON TRUST COMPANY

                             By: /s/ Scott Kelly
                                ----------------------------
                                Name:    Scott Kelly
                                Title:   Authorized Signatory


                             By: /s/ Bruce Cornish
                                ------------------------------
                                Name:   Bruce Cornish
                                Title:  Authorized Signatory

SCHEDULE A

FORM OF WARRANT CERTIFICATE

[Legend for Warrants and underlying securities held by Canadian persons (the "Canadian Legend" referred to in Section 2.7 of the Warrant Indenture.)]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE APRIL 20, 2002.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO OR EXERCISED IN THE UNITED STATES BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

[Legend for Warrants and underlying securities held by U.S. Persons (the "U.S. Legend" referred to in Section 2.8 of the Warrant Indenture.)]

"FOR WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE REGISTERED BY THE WARRANT AGENT AND ANY ATTEMPT TO EFFECT SUCH A TRANSFER IS INVALID UNLESS MADE IN COMPLIANCE WITH THE ABOVE-NOTED RESTRICTIONS.

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL OPINION TO WORLDHEART. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON THE DELIVERY TO CIBC MELLON TRUST COMPANY AND THE COMPANY OF A CERTIFICATE TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

[Legend for Warrants and underlying securities held other than by a U.S. Person (the "Non-U.S. Legend" referred to in Section 2.9 of the Warrant Indenture.)]

FOR WARRANTS ISSUED TO NON-RESIDENTS OF CANADA, THE HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT AND WILL NOT BE ENTITLED TO, DIRECTLY OR INDIRECTLY, SELL OR TRANSFER WARRANTS INTO CANADA OR TO RESIDENTS OF CANADA, EXCEPT IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS. NO SALE OR TRANSFER INTO CANADA OR TO A CANADIAN RESIDENT WILL BE
REGISTERED BY THE WARRANT AGENT AND ANY ATTEMPT TO EFFECT SUCH TRANSFER IS INVALID UNLESS MADE IN COMPLIANCE WITH THE ABOVE-NOTED RESTRICTIONS.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED TO A U.S. PERSON OR A PERSON IN THE UNITED STATED. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

                          (FORM OF WARRANT CERTIFICATE)

Certificate No.:                                     No. of Warrants:
                -----------                                          -----------

                                    WARRANTS
                             Exercisable to Acquire
                                  Common Shares
                                       of
                             WORLD HEART CORPORATION
           (Incorporated under the Business Corporations Act (Ontario)

THIS IS TO CERTIFY THAT, for value received, ______________________ (the "holder") is the registered holder of the number of Warrants ("Warrants") of World Heart Corporation ("WorldHeart") specified above and for each Warrant held is thereby entitled, to be issued fully paid and non-assessable common shares (" Common Shares") in the capital of WorldHeart, on the basis of one Common Share for each such Warrant, subject to the limitation referred to below, by surrendering to CIBC Mellon Trust Company (the "Warrant Agent") at its principal transfer office in Toronto, Ontario during the exercise period hereinafter referred to, a certified cheque or bank draft made payable to WorldHeart in the amount of the Exercise Price as hereinafter determined in respect of each Common Share to be issued, this Warrant Certificate and a notice of exercise in the form set forth in Appendix 1 annexed hereto duly completed and executed provided notice is also sent to WorldHeart by delivering to it a copy of such documents.

In the event that a receipt is not issued a Securities Commission in the Qualifying Jurisdictions for the Final Prospectus on or prior to the Qualification Deadline, then the number of Warrants to be issued hereunder to a holder of Warrants upon exercise of the Warrants represented hereby after the Qualification Deadline shall be equal to the number set forth above multiplied by 1.07. "Qualification Deadline" means 5:00 p.m. (Toronto time) on February 4, 2002.

Capitalized terms which are not otherwise defined herein shall have the same meaning as in the Warrant indenture (which indenture, together with all instruments supplemental or ancillary thereto, is herein referred to as the "Warrant Indenture") dated as of December 19, 2001 between WorldHeart and the Warrant Agent, as warrant agent.

Surrender of this Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Warrant Agent at the office specified above.

This Warrant Certificate evidences Warrants of WorldHeart issued or issuable under the provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for particulars of the rights of the holders of the Warrants and of WorldHeart and of the Warrant Agent in respect thereof and of the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. To the extent of any inconsistency between the terms of the Warrant Indenture and the terms of this Warrant Certificate, the terms of the Warrant Indenture shall prevail. WorldHeart will furnish to the holder, on request and upon payment of a reasonable charge for photocopying and postage, a copy of the Warrant Indenture.

The Warrants evidenced by this Warrant Certificate may be exercised by the holder until 5:00 p.m. (Toronto time) on the date that is 24 months from the earlier of (i) the date that is five business days following the Qualification Date, or (ii) April 20, 2002.

On and after the date of any exercise of the Warrants evidenced by this Warrant Certificate, the holder will have no rights hereunder except to receive certificates representing the Common Shares thereby issued to him upon delivery of a certified cheque or bank draft payable to WorldHeart in the amount of $6.01 (the "Exercise Price") in respect of each Common Share to be issued, this Warrant Certificate and duly completed Notice of Exercise as set out on Appendix 1 to the Warrant Agent at its principal office in Toronto, Ontario. After the Expiry Time, all rights under any unexercised Warrant evidenced hereby will wholly cease and terminate and this Warrant Certificate will be void.

WorldHeart will not be obligated to issue any fraction of a Common Share on the exercise of any Warrant. To the extent that a holder of Warrants would otherwise have been entitled to receive, on the exercise of the Warrants, a fraction of a Common Share such rate may only be exercised in respect of such fraction in connection with another Warrant or Warrants which in the aggregate entitle the holder to receive a whole number of Common Shares. If a Warrantholder is not able to combine Warrants so as to be entitled to acquire a whole number of Common Shares the number of Common Shares which such Warrantholder is entitled to receive shall be rounded down to the prior whole number.

The Warrant Indenture provides for adjustments to the number of Common Shares issuable and the Exercise Price in certain events set forth therein.

No Common Share will be issued pursuant to any Warrant if the issuance of such security would constitute a violation of the securities laws of any applicable jurisdiction or require WorldHeart to qualify the Common Shares issuable on exercise of the Warrants for distribution in any jurisdiction other than the Qualifying Jurisdictions.

The Warrant Indenture contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Warrants.

On presentation at the principal office of the Warrant Agent in Toronto, Ontario, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates of different denominations evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged, and such holder shall pay the reasonable cost thereof.

The Warrants evidenced by this Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register of transfers to be kept at the principal office of the Warrant Agent in Toronto, Ontario by the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and a written acknowledgement by the transferee substantially in the form of Appendix 3 annexed hereto or otherwise in form satisfactory to the Special Warrant Agent executed by the transferee and subject to compliance with certain other terms of the Special Warrant Indenture, and upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly noted on such register of transfers by the Warrant Agent. Notwithstanding the foregoing, WorldHeart will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction or require WorldHeart to qualify the Common Shares for distribution in any jurisdiction other than the Qualifying Jurisdictions.

The holding of this Warrant Certificate will not constitute the holder a shareholder of WorldHeart or entitle him to any right or interest in respect thereof except as otherwise provided in the Warrant Indenture.

This Warrant Certificate will not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture. Time will be of the essence hereof.

In the event that WorldHeart is unable to obtain a receipt for the Final Prospectus in a Qualifying Jurisdiction, the Warrants and the Common Shares issuable upon the exercise of the Warrants will be subject to statutory resale restrictions under the applicable securities legislation of that province. In addition, statutory restrictions will apply to the resale of such Warrants and such Common Shares that are acquired prior to the issuance of receipts for the Final Prospectus by the securities regulatory authority in the applicable Qualifying Jurisdiction. Holders are advised to consult their own legal advisors in this regard.

IN WITNESS WHEREOF WorldHeart has caused this Warrant Certificate to be signed by its officer duly authorized in that behalf as of , 200__.


                               WORLD HEART CORPORATION

                         By:
                               -------------------------------------------------
                               Name:
                               Title:


This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture within mentioned.

                               CIBC MELLON TRUST COMPANY, as Warrant Agent

                         By:
                             ---------------------------------------------------
                                       Authorized Signing Officer

                                   APPENDIX 1

                               NOTICE OF EXERCISE

To:               WORLD HEART CORPORATION
And To:           CIBC MELLON TRUST COMPANY

The undersigned holder of the Warrants evidenced by the within Warrant Certificate hereby exercises its right to be issued Common Shares of World Heart Corporation (or such other securities or property to which such exercise entitles him in lieu thereof or in addition thereto under the provisions of the Warrant Indenture mentioned in such Warrant Certificate) that are issuable upon the exercise of such Warrants, on the terms specified in such Warrant Certificate and Warrant Indenture and in connection therewith was enclosed a certified cheque or bank draft payable to WorldHeart in an amount equal to $6.01 (or price as adjusted) in respect of each Common Share to be issued.

The undersigned hereby acknowledges that it is aware that if the said right is being exercised before the Qualification Date (as such term is defined in the within Warrant Certificate) or if the undersigned is resident in a jurisdiction other than a Qualifying Jurisdiction (as that term is defined in the Warrant Indenture), the Common Shares received on exercise will be subject to restrictions on resale under applicable securities legislation.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:


Name(s) in Full                         Address(es) in Full, Account No., S.I.N.        Number(s) of Common Shares
                                        [Note US residents must include their
                                        Taxpayer Identification Number]

--------------------------------        -------------------------------------------     ---------------------------

--------------------------------        -------------------------------------------     ---------------------------


This Notice of Exercise must be accompanied by a Declaration substantially in the form of Exhibit to the Special Warrant Certificate duly completed and executed by the holder.

(Please print full name in which certificates for Common Shares are to be issued. If any securities are to be issued to a person or persons other than the holder, the holder must pay to the Warrant Agent all exigible transfer taxes or other government charges and sign the Form of Transfer.)

DATED this                  day of                   ,                 .
           ----------------        ------------------  -----------------


                                )       ---------------------------------------
                                )       Signature of Registered Holder
                                )
--------------------------------)       ---------------------------------------
Witness                         )       Name of Registered Holder

Note: The name of the Registered Holder of this Notice of Exercise must be the same as the name appearing on the face page of the Warrant Certificate to which this Appendix is attached.

-----   Please check if the Common Share certificates are to be delivered at

----- the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed.

        Certificates will be delivered or mailed as soon as practicable after the due surrender of this Warrant Certificate to which this Appendix is attached.

If this Notice of Exercise is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Notice of Exercise is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9.
Attention: Courier Window

EXHIBIT 1

DECLARATION

TO:     CIBC Mellon Trust Company


The undersigned (1) acknowledges that the transfer to the undersigned of ________________ Warrants of World Heart Corporation, represented by certificate number(s) ______________________________________________________________________
to which this declaration relates (the "Special Warrant Certificates"), is being made inr eliance on and in compliance with Rule 903 or 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (2) certifies that (a) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of World Heart Corporation, (b) it is not a "U.S. Person" as that term is defined in Regulation S under the U.S. Securities Act, and (c) it is not a "dealer" as defined in section 2(12) of the U.S. Securities Act or a person receiving a selling concession, fee or other remuneration in respect of the Warrant Certificate(s);

or, in connection with the exercise or deemed exercise of the Warrant Certificate(s), the undersigned certifies that it is not a "U.S. Person", nor is it exercising the Warrant Certificate(s) on behalf of a "U.S. Person", as that term is defined in Regulation S under the U.S. Securities Act.

DATED this                 day of                             , 200        .




                                        -----------------------------------
                                        Name:
                                        Title:


If this Declaration is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Declaration is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9.
Attention: Courier Window

                                   APPENDIX 2

                                FORM OF TRANSFER

Any transfer of Warrants will require compliance with applicable securities legislation. Transferors and transferees are urged to contact legal counsel before effecting any such transfers.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

                  Name:
                                -----------------------------------

                  Address:
                          -----------------------------------

                          -----------------------------------

(such person, the "Transferee") ___________ Warrants of World Heart Corporation ("WorldHeart") registered in the name of the undersigned on the records of WorldHeart maintained by CIBC Mellon Trust Company represented by the attached Warrant Certificate and does hereby appoint as its attorney with full power of a substitution to transfer the Warrants on the appropriate register of the Warrant Agent.

The undersigned confirms that the transfers are made in compliance with all applicable securities legislation and requirements of regulatory authorities including without limitation any undertaking given to The Toronto Stock Exchange.

If the sale evidenced hereby is being made to a U.S. Person (as such term is defined in Regulation S to the United States Securities Act of 1933 (the "1933 Act"), the undersigned by the execution of this form of transfer hereby certifies that such sale does not require registration of the Warrants being transferred hereby under the 1933 Act and tenders herewith evidence satisfactory to WorldHeart to such effect.

DATED this                 day of                             ,        .
           ----------------       ----------------------------  -------

                                                )
                                                    ----------------------------
                                                )   Signature of Transferor
------------------------------------------------
                                                )   ----------------------------
                                                )   Name of Transferor

Signature of Transferor must be guaranteed by a Canadian chartered bank, a major Canadian trust company or by a Medallion signature guarantee from a member of a recognized signature
Medallion program

If this Form of Transfer is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Form of Transfer is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9.
Attention: Courier Window

                                   APPENDIX 3

                          ACKNOWLEDGEMENT OF TRANSFEREE

TO:               [Name of Transferor]

                  - and -

                  World Heart Corporation ("WorldHeart")

                  - and -

                  CIBC Mellon Trust Company (the "Warrant Agent")



The undersigned transferee of _________ Warrants of World Heart Corporation hereby (i) acknowledges that such Warrants are subject to the terms, conditions and provisions of a Warrant Indenture made as of December 19, 2001 (the "Indenture") between WorldHeart and the Warrant Agent; and (ii) expressly waives and releases WorldHeart and the Underwriters (as defined in the Indenture) from, to the fullest extent permitted by law, all rights of withdrawal to which it might otherwise be entitled pursuant to Section 71(2) of the Securities Act (Ontario) or equivalent provisions of the securities laws of any applicable Qualifying Jurisdiction.

DATED the _____ day of ______________________, _________.




                                        ----------------------------------------
                                        Print Name of Transferee

                                        By:
                                                --------------------------------
                                                Signature

                                         ---------------------------------------
                                         Office or Title


                                        ----------------------------------------


                                        ----------------------------------------
                                        Address of Transferee


If this Acknowledgement of Transferee is delivered by mail: CIBC Mellon Trust Company, P.O. Box 1036 Adelaide St. Postal Station, Toronto, Ontario M5C 2K4.

If this Acknowledgement of Transferee is delivered by hand: CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto Ontario, M5L 1G9. Attention: Courier Window

                                TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION.......................................................2
   1.1   Definitions...........................................................2
   1.2   Meaning of Outstanding................................................5
   1.3   Words Importing the Singular and Gender...............................5
   1.4   Interpretation Not Affected by Headings, Etc..........................5
   1.5   Day Not a Business Day................................................6
   1.6   Time of the Essence...................................................6
   1.7   Currency..............................................................6
   1.8   Governing Law.........................................................6
   1.9   Beneficiaries.........................................................6
ARTICLE 2 THE WARRANTS.........................................................6
   2.1   Creation and Authorization of Warrants................................6
   2.2   Terms of Warrants.....................................................7
   2.3   Form of Warrant Certificates..........................................7
   2.4   Signing of Warrant Certificates.......................................7
   2.5   Certification by Warrant Agent........................................8
   2.6   Warrants to Rank Pari Passu...........................................8
   2.7   Canadian Transfer Restrictions........................................8
   2.8   United States Transfer Restrictions...................................9
   2.9   Legend for Warrant Certificates of Non-U.S. Persons..................10
   2.10     Reliance by Warrant Agent.........................................11
   2.11     Issue in Substitution for Lost Certificates, Etc..................11
   2.12     Cancellation of Surrendered Warrants..............................12
   2.13     Warrantholder not a Shareholder...................................12
ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF WARRANTS..........12
   3.1   Registration and Transfer of Warrants................................12
   3.2   Exchange of Warrant Certificates.....................................14
   3.3   Reasonable Charges for Transfer or Exchange..........................14
   3.4   Ownership of Warrants................................................14
   3.5   Assumption by Transferee.............................................15
ARTICLE 4 EXERCISE OF WARRANTS................................................15
   4.1   Exercise.............................................................15
   4.2   Effect of Exercise...................................................16
   4.3   No Fractional  Common Shares.........................................17
   4.4   Recording............................................................17
   4.5   Securities Restrictions..............................................17
ARTICLE 5 ADJUSTMENTS.........................................................18
   5.1   Definitions..........................................................18
   5.2   Adjustment of Exchange Rate..........................................19
   5.3   Adjustment of Exercise Price.........................................20
   5.4   Adjustment Rules.....................................................22
   5.5   Penalty Shares.......................................................24
ARTICLE 6 COVENANTS...........................................................25
   6.1   General Covenants....................................................25

   6.2   Warrant Agent's Remuneration and Expenses............................26
   6.3   Performance of Covenants by Warrant Agent............................26
ARTICLE 7 ENFORCEMENT.........................................................26
   7.1   Warrantholders May Not Sue...........................................26
   7.2   Legal Proceedings by Warrantholders..................................27
   7.3   Warrant Agent May Institute All Proceedings..........................27
   7.4   Immunity of Shareholders, etc........................................27
   7.5   Limitation of Liability..............................................28
ARTICLE 8 MEETINGS OF WARRANTHOLDERS..........................................28
   8.1   Right to Convene Meetings............................................28
   8.2   Notice...............................................................28
   8.3   Chair................................................................29
   8.4   Quorum...............................................................29
   8.5   Power to Adjourn.....................................................29
   8.6   Show of Hands........................................................29
   8.7   Poll.................................................................29
   8.8   Voting...............................................................30
   8.9   Regulations..........................................................30
   8.10     WorldHeart and Warrant Agent may be Represented...................31
   8.11     Powers Exercisable by Extraordinary Resolution....................31
   8.12     Meaning of "Extraordinary Resolution".............................32
   8.13     Powers Cumulative.................................................33
   8.14     Minutes...........................................................33
   8.15     Instruments in Writing............................................33
   8.16     Binding Effect of Resolutions.....................................34
   8.17     Holdings by WorldHeart and Subsidiaries Disregarded...............34
ARTICLE 9 SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS..................34
   9.1   Provision for Supplemental Indentures for Certain Purposes...........34
   9.2   Successor Corporations...............................................35
ARTICLE 10 CONCERNING THE WARRANT AGENT.......................................35
   10.1     Trust Indenture Legislation.......................................35
   10.2     Warrant Agent's Authority to Carry on Business....................36
   10.3     Rights and Duties of Warrant Agent................................36
   10.4     Evidence, Experts and Advisers....................................37
   10.5     Documents, Money, Etc. held by Warrant Agent......................38
   10.6     Action by Warrant Agent to Protect Interests......................38
   10.7     Warrant Agent not Required to Give Security.......................38
   10.8     Protection of Warrant Agent.......................................38
   10.9     Replacement of Warrant Agent......................................39
   10.10    Conflict of Interest..............................................40
   10.11    Acceptance of Trusts..............................................41
ARTICLE 11 GENERAL............................................................41
   11.1     Notice to WorldHeart and Warrant Agent............................41
   11.2     Notice to Warrantholders..........................................42
   11.3     Satisfaction and Discharge of Indenture...........................42
   11.4     Sole Benefit of Parties and Warrantholders........................43

   11.5     Discretion of Directors...........................................43
   11.6     Counterparts and Formal Date......................................43
   11.7     Language..........................................................43
   11.8     Assignment........................................................43
   11.9     Benefit of the Agreement..........................................43
   11.10    Further Assurances................................................43


SCHEDULE A - FORM OF WARRANT

APPENDIX 1 - NOTICE OF EXERCISE

EXHIBIT 1 -  DECLARATION

APPENDIX 2 - FORM OF TRANSFER

APPENDIX 3 - ACKNOWLEDGEMENT OF TRANSFEREE

                                                                          Item 3


                             UNDERWRITING AGREEMENT










                           Relating to the Offering of
                                Special Warrants
                           of World Heart Corporation












                                December 19, 2001

                                TABLE OF CONTENTS

                             UNDERWRITING AGREEMENT
                             WORLD HEART CORPORATION

1.   Interpretation...........................................................2
2.   Nature of Transaction....................................................6
3.   Covenants of the Underwriters............................................7
4.   Representations, Warranties and Covenants................................8
5.   Conditions of the Offering..............................................17
6.   Additional Documents Upon Filing of Prospectus..........................20
7.   Closing.................................................................20
8.   Termination Provisions..................................................21
9.   Indemnity...............................................................22
10.  Contribution............................................................24
11.  Fees and Expenses.......................................................25
12.  Survival of Warranties, Representations, Covenants and Agreements.......26
13.  Authority of Yorkton Securities Inc.....................................26
14.  Underwriters' Purchase Entitlement......................................26
15.  General Contract Provisions.............................................27

UNDERWRITERS' OPTION:.........................................................1

SCHEDULE "A" -          DETAILS OF THE OFFERING.............................A-1

SCHEDULE "B" -          TERMS AND CONDITIONS FOR
                        UNITED STATES OFFERS AND SALES......................B-1

SCHEDULE "C" -          OUTSTANDING CONVERTIBLE SECURITIES..................C-1

SCHEDULE "D" -          FORM OF STANDSTILL AGREEMENT WITH RESPECT TO

                        DISPOSITION OF SHARES...............................D-1

SCHEDULE "E" -          OPINION OF THE COMPANY'S COUNSEL....................E-1

SCHEDULE "F" -          OPINION OF NEWCO'S COUNSEL..........................F-1

SCHEDULE "G" -          FORM OF UNDERWRITERS' WARRANTS .....................G-1

                             UNDERWRITING AGREEMENT



December 19, 2001

World Heart Corporation
1 Laser Street
Ottawa, Ontario
K2E 7V1

Attention:   Roderick M. Bryden
             President and Chief Executive Officer

- and -

2007262 Ontario Inc.
Suite 1400
40 Elgin Street
Ottawa, ON K1P 5K6

Attention:        President



Dear Sirs:

          We understand that World Heart Corporation (the "Company") proposes to create, issue and sell up to 3,027,000 special warrants (the "Special Warrants"), excluding those Special Warrants subject to the Underwriters' Option (as defined below), at a price of $5.50 per Special Warrant (the "Offering"). The Special Warrants shall have the terms described in Schedule "A" hereto.

          Subject to the terms and conditions set forth below, Yorkton Securities Inc. and First Associates Investments Inc. (collectively, the "Underwriters") hereby offer to purchase from the Company 3,027,000 Special Warrants for aggregate gross proceeds to the Company of $16,648,000. All of the Underwriters' obligations hereunder are several and not joint and several.

          The Company understands that although the offer to purchase the Special Warrants is presented on behalf of the Underwriters as purchasers, the Underwriters will endeavour (if the Company accepts this offer) to arrange for substituted purchasers (the "Substituted Purchasers") to purchase the Special Warrants directly from the Company. It is further agreed that, subject to the conditions referred to herein being satisfied, the Underwriters are fully committed to purchase or cause to be purchased the Special Warrants with respect to which the Underwriters are not able to arrange Substituted Purchasers and this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers, subject to the terms and conditions set forth below that allow the Underwriters to terminate their obligations hereunder. The Underwriters' commitment to purchase Special Warrants shall be reduced by the number of Special Warrants with respect to which Subscription Agreements (as defined below) are delivered to the Company on behalf of the Substituted Purchasers by the Underwriters. Any reference to "Purchasers" herein shall be a reference to the Underwriters as the initial purchasers of the Special Warrants and to the Substituted Purchasers, if any.

          The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them (provided that such remuneration is payable from the remuneration payable to the Underwriters pursuant hereto).

          The Offering is conditional upon and subject to the additional terms and conditions set forth below.

1.        Interpretation

1.1 Unless expressly provided otherwise, where used in this agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"Applicable Securities Laws" means, collectively, the applicable securities laws of the Designated Provinces, the rules and regulations, rulings and orders made thereunder, the applicable policy statements issued by the Securities Commissions and the securities legislation and policies of any other relevant jurisdiction;

"business day" means any day other than a Saturday, Sunday, a public holiday or a day on which commercial banks are not open for business in Ontario;

"Closing Date" means December 19, 2001 or such other date as the Company and the Underwriters may agree;

"Closing Time" means 11:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may agree;

"Company" means World Heart Corporation.;

"Company's Information Record" means any statement contained in any press release, material change report, financial statement or other document of the Company which has been publicly disseminated pursuant to any Applicable Securities Laws or filed by or on behalf of the Company with any of the Securities Commissions since January 1, 2001 or is publicly disseminated pursuant to any Applicable Securities Laws or filed by or on behalf of the Company with any of the Securities Commissions prior to the Closing Time;

"Designated Provinces" means Ontario, Alberta and Nova Scotia;

"Final Prospectus" means the (final) short form prospectus of the Company qualifying the distribution of the Underlying Securities;

"including" means including without limitation;

"Intellectual Property" means, collectively, all intellectual property rights of whatsoever nature, kind or description including:

     (i) all trade-marks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, rights under registered user agreements, trade names and other trade-mark and service mark rights;

     (ii) all copyrights and applications therefor, including all computer software and rights related thereto;

     (iii) all Patent Rights;

     (iv) all trade secrets and proprietary and confidential information;

     (v) all industrial designs and registrations thereof and applications therefor;

     (vi) all renewals, modifications, developments and extensions of any of the items listed in clauses (i) through (v) above; and

     (vii)all patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licenses, agreements and other contracts and commitments relating to any of the foregoing;

"material change" means a material change as defined under the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the Company's board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

"material fact" means a material fact as defined under the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

"misrepresentation" means a misrepresentation as defined under the Applicable Securities Laws or any of them or where undefined under the Applicable
Securities Laws of a jurisdiction means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"NASDAQ" means the NASDAQ National Market;

"Newco" means 2007262 Ontario Inc.;

"Offering" has the meaning ascribed thereto in the first paragraph of this agreement;

"Outstanding Convertible Securities" means all options, including options granted to officers, directors or employees, and other convertible securities outstanding or agreed to be issued as at the date of this agreement, whether issued pursuant to an established plan or otherwise and as set forth in Schedule "C";

"Patent Rights" means all patents and patent applications set forth in Schedule "D" and all other patents and patent applications issuing therefrom, claiming, relating to or associated with the business of the Company or the Subsidiaries or their respective products and all improvements thereto, including, all divisions, continuations, partial continuations, extensions, substitutions, confirmations, registrations, revalidations, additions or reissues of or to any of the patents or patent applications;

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Preliminary Prospectus" means the preliminary short form prospectus of the Company prepared in connection with the qualification for distribution of the Underlying Securities;

"Private Placement Exemptions" means the prospectus exemptions pursuant to which the Special Warrants are to be issued to the Purchasers in the Designated Provinces;

"Securities Commissions" means, collectively, the securities commissions or other securities regulatory authorities in each of the Designated Provinces;

"Shares" means the common shares in the capital of the Company;

"Special Warrant Indenture" means the special warrant indenture to be entered into between the Company and the Warrant Agent pursuant to which the Special Warrants will be issued;

"Special Warrants" has the meaning ascribed thereto in the first paragraph of this agreement;

"Subscription Agreements" means, collectively, the subscription agreements entered into between, inter alia, the Purchasers and the Company in respect of the Offering;

"Subsidiaries" means World Heart Inc., being the only subsidiary of the Company, and such other subsidiaries as the Company may acquire or incorporate prior to the Closing Date;

"Substituted Purchasers" has the meaning ascribed thereto in the third paragraph of this agreement;

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus or any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Underlying Securities and the Underwriters' Compensation Options;

"TSE" means The Toronto Stock Exchange;

"Underlying Securities" means, subject to adjustment, one Share and one Warrant (or in certain circumstances, 1.07 Shares and 1.07 Warrants) issuable on exercise of each Special Warrant;

"Underwriters" shall have the meaning ascribed thereto in the second paragraph of this agreement;

"Underwriters' Compensation Options" means the non-assignable compensation options issuable upon the exercise of the Underwriters' Warrants, each of which entitles the Underwriters to purchase one Share and one Underwriters' Underlying Warrant at a price of $6.05 for a period of four years following the Closing Date;

"Underwriters' Fee" has the meaning ascribed thereto in Section 11.1 hereof;

"Underwriters'   Shares"   means  the  Shares   issuable   on  exercise  of  the
Underwriters' Compensation Options;

"Underwriters' Option" has the meaning ascribed thereto in Section 2.3 hereof;

"Underwriters'   Underlying  Securities"  means  the  Shares  and  Underwriters'
Underlying Warrants into which the Underwriters' Compensation Options may be exercised;

"Underwriters' Underlying Warrants" means the common share purchase warrants of the Company forming part of the Underwriters' Underlying Securities, each of which entitles the Underwriters to purchase one Underwriters' Warrant Share at a price of $6.01 for a period of two years from the date of issue;

"Underwriters' Warrant Shares" means the Shares issuable on exercise of the Underwriters' Underlying Warrants;

"Underwriters' Warrants" means such number of warrants of the Company equal to up to 7% of the number of Special Warrants sold under the Offering to be issued by the Company to the Underwriters which may be exercised by the Underwriters, for no additional consideration, into an equal number of Underwriters' Compensation Options;

"Warrant Agent" means CIBC Mellon Trust Company;

"Warrant Indenture" means the warrant indenture to be entered into between the Company and the Warrant Agent pursuant to which the Warrants will be issued;

"Warrant Shares" means the Shares issuable upon exercise of the Warrants; and

"Warrants" means common share purchase warrants issuable on exercise of the Special Warrants entitling the holders thereof to purchase, in respect of each Warrant held, subject to adjustment, one Share for a period of two years from the date of issue for a purchase price of $6.01 per Share;

1.2 The division of this agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings and an index are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this agreement.

1.3 This agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein and time shall be of the essence hereof.

1.4 All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5 The following are the schedules attached to this agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

       Schedule "A"       -  Details of the Offering
       Schedule "B"       -  Terms and Conditions for United States Offers and
                              Sales
       Schedule "C"       -  Outstanding Convertible Securities
       Schedule "D"       -  Form of standstill agreement with respect to
                              disposition of Shares
       Schedule "E"       -  Opinion of the Company's Counsel
       Schedule "F"       -  Opinion of Newco's Counsel
       Schedule "G"       -  Form of Underwriters' Warrants

2.        Nature of Transaction

2.1 Each Purchaser resident in a Designated Province shall purchase under one or more Private Placement Exemptions so that the purchases will be exempt from the prospectus requirements of the Applicable Securities Laws. Each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company hereby agrees to use all reasonable efforts to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Special Warrants to the Purchasers and the Underwriters' Warrants to the Underwriters, including, without limitation, by filing within the periods stipulated under Applicable Securities Laws and at the Company's expense all private placement forms required to be filed by the Company and the Purchasers, respectively, in connection with the Offering and paying all filing fees required to be paid in connection therewith so that the distribution of the Special Warrants and the Underwriters' Warrants to the Underwriters may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. The Underwriters shall notify the Company with respect to the identity of each Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Company to secure compliance with all relevant regulatory requirements under Applicable Securities Laws relating to the sale of the Special Warrants.

2.2 Any offer and sale of Special Warrants in the United States of America, or to, or for the benefit of, a U.S. Person, shall be made in accordance with the terms and conditions set out in Schedule "B" to this agreement, which terms and conditions, and the representations, warranties and covenants of the parties hereto are hereby incorporated by reference.

2.3 The Company hereby grants to the Underwriters an option (the "Underwriters' Option") to purchase, on behalf of Substantial Purchasers, up to an additional 909,090 Special Warrants at a purchase price of $5.50 per Special Warrant, which option is exercisable at or before 5:00 p.m. (Toronto time) on December 21, 2001. The Underwriters' Option may by exercised in whole or in part during the term thereof by Yorkton Securities Inc., on behalf of the Underwriters, delivering written notice to the Company. Delivery of and payment for any Special Warrants issued on exercise of the Underwriters' Option shall be made at the office of McCarthy Tetrault set out in Section 7.1 on the second business day after the giving of such written notice. The obligation of the Underwriters to complete the purchase of the Special Warrants issued on exercise of the Underwriters' Option is subject to the accuracy of the representations and warranties of the Company and Newco contained in Section 4 (with such changes as may be required to give effect to the completion of the Offering and the issue by Newco of 637,000 Series 1 preferred shares) on and as of the closing of the exercise of the Underwriters' Option and the delivery to the Underwriters or their counsel, as the case may be, of the agreements, certificates and opinions, dated as of the closing of the issue of the Special Warrants upon exercise of the Underwriters' Option, referred to in Section 5.1.

3.        Covenants of the Underwriters

3.1 The Underwriters covenant with the Company that they will: (i) conduct activities in connection with arranging for the sale of the Special Warrants in compliance with the Applicable Securities Laws; (ii) not solicit offers to purchase or sell the Special Warrants so as to require registration thereof or filing of a prospectus with respect thereto under the laws of any jurisdiction including, without limitation, the United States of America or any state thereof, and not solicit offers to purchase or sell the Special Warrants in any jurisdiction outside of Canada where the solicitation or sale of the Special Warrants would result in any ongoing disclosure requirements in such jurisdiction, any registration requirements in such jurisdiction except for the filing of a notice or report of the solicitation or sale, or where the Company may be subject to liability in connection with the sale of the Special Warrants which is materially more onerous than its liability under the Applicable Securities Laws to which it is subject as at the date of this agreement; (iii) obtain from each Purchaser an executed Subscription Agreement in form reasonably acceptable to the Company and to the Underwriters relating to the transactions herein contemplated, together with all documentation as may be necessary in connection with subscriptions for Special Warrants; and (iv) inform the Company of the sale of any Special Warrants outside of Canada and the United States of America.

4.        Representations, Warranties and Covenants

4.1 The Company hereby represents, warrants and covenants to and with the Underwriters and the Purchasers and acknowledges that the Underwriters and the Purchasers are relying upon such representations, warranties and covenants, as follows:

     (a) the Company (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of Ontario; (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Special Warrants, to issue the Underlying Securities, the Warrant Shares, the Underwriters' Warrants, the Underwriters' Compensation Options, the Underwriters' Underlying Securities and the Underwriters' Warrant Shares, to enter into this agreement and to carry out the provisions of this agreement;

     (b) each of the Subsidiaries (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

     (c) the Company (i), except as it has publicly disclosed, is the registered and beneficial owner of all of the issued and outstanding shares of each of the Subsidiaries and no person has any right to acquire any issued or unissued shares or securities convertible or exercisable into shares of either of the Subsidiaries; and (ii) on the Closing Date will become the registered and beneficial owner of 100 common shares in the capital of Newco and 100,000 Series 2 preferred shares in the capital of Newco;

     (d) the Company does not own securities of any person other than the Subsidiaries and other than 100 common shares in the capital of Newco and 100,000 Series 2 preferred shares in the capital of Newco, which will be acquired by the Company on the Closing Date;

     (e) the Company, its Subsidiaries and Newco are conducting their business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of their business is carried on, being Ontario and California, and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Company and the Subsidiaries, considered as a whole, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, considered as a whole;

     (f) none of the Company, the Subsidiaries or Newco has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property;

     (g) the authorized capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares (the "Preferred Shares"), issuable in series, of which, as of the date hereof, o Shares and o Preferred Shares are outstanding;

     (h) attached as Schedule "C" is a complete list of all Outstanding Convertible Securities of the Company and, except under this agreement or as disclosed in Schedule "C", no person now has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company;

     (i) the Intellectual Property of the Company: (i) is validly owned by or licensed to the Company; (ii) is not the subject of any patent infringement action or other litigation, pending or threatened, of which the Company is aware; and (iii) in the case of patents or trademarks owned by the Company, have been validly and effectively registered by or on behalf of the Company in all jurisdictions in which it is advisable, in the Company's opinion, acting reasonably, to be registered;

     (j) the Company has all requisite corporate power and authority to undertake the Offering, to enter into this agreement, the Subscription Agreements, the Special Warrant Indenture, the Special Warrants, the Warrant Indenture, the Warrants, the Underwriters' Warrants and the Underwriters' Compensation Options (collectively, the "Documents"), to consummate the transactions contemplated hereby and thereby, and to duly observe and perform all of its covenants and obligations set out herein and therein;

     (k) since December 31, 2000, other than in respect of material change reports filed on a confidential basis and in respect of which the material change so reported did not come to fruition:

          (i) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company or the Subsidiaries that has not been publicly disclosed;

          (ii) there has not been any material change in the capital stock or long-term debt of the Company or the Subsidiaries that has not been publicly disclosed;

          (iii)there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company or the Subsidiaries that has not been publicly disclosed; and

          (iv) the Company and the Subsidiaries have carried on their business in the ordinary course;

     (l) the audited financial statements of the Company for the most recently completed fiscal period in respect of which the Company has delivered financial statements to its securityholders and the unaudited financial statements of the Company for any subsequent period in respect of which such statements have been delivered by the Company to its securityholders prior to the Closing Date: (i) were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited financial statements of the Company; (ii) reflect the assumptions disclosed therein (which assumptions management of the Company believes to be reasonable) and do not contain any misrepresentations; and (iii) present fairly the financial condition of the Company for the periods then ended;

     (m) except as publicly disclosed by the Company, there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Company or the Subsidiaries) pending or, to the knowledge of the Company, threatened against or affecting the Company (including any of its predecessor companies) or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, if determined adversely to the Company, in any way materially adversely affects the Company and the Subsidiaries considered as a whole or the condition (financial or otherwise) of the Company and the Subsidiaries considered as a whole or which questions the validity of the Special Warrants, the Underwriters' Warrants or the Underwriters' Compensation Options or of the issuance of any of the Underlying Securities, the Warrant Shares, the Underwriters' Underlying Securities or the Underwriters' Warrant Shares or any action taken or to be taken by the Company pursuant to or in connection with this agreement or any of the Documents;

     (n) neither the Company nor any of the Subsidiaries is in default or in breach of, and the execution and delivery of this agreement by the Company, the performance and compliance with the terms of this agreement and the sale of the Special Warrants and the issue of the Underwriters' Warrants by the Company will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under any term or provision of the articles or by-laws of the Company or resolutions of the board of directors or shareholders of the Company or any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or a

          Subsidiary is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to it, other than any default which does not and will not (including with the giving of notice or lapse of time) have a material adverse effect on the assets or properties, businesses, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole;

     (o) the Company is a "reporting issuer" or the equivalent in each of the provinces of Canada, is not in default under applicable securities legislation in such provinces and is in compliance with the by-laws, rules and regulations of the TSE and of NASDAQ. In particular, without limiting the foregoing, the Company is in compliance with its obligations to make timely disclosure of all material changes relating to it and since January 1, 2001 (other than in respect of material change reports filed on a confidential basis and thereafter made public or material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

     (p) the auditors of the Company who audited the financial statements of the Company most recently delivered to the securityholders of the Company and delivered their report with respect thereto are independent public accountants as required by the Applicable Securities Laws;

     (q)  no  portion  of  the   Company's   Information   Record   contained  a
          misrepresentation as at its date of public dissemination;

     (r) there has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Company;

     (s) the Company and the Subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole) and have paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith;

     (t) neither the Company nor any Subsidiary, nor to the Company's knowledge, any other party, is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into by the Company or any Subsidiary which is material to the business of the Company and the Subsidiaries taken as a whole and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole;

     (u) there is not, in the articles or by-laws of the Company or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party or by which it is bound, any restriction upon or impediment to, the declaration or payment of dividends by the Company;

     (v) none of Canada Customs and Revenue Agency or any foreign taxation authority has asserted or, to the best of the Company's knowledge, threatened to assert any reassessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or any Subsidiary filed for any year which would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole;

     (w) the Shares are listed and posted for trading on the TSE and are quoted on NASDAQ;

     (x) the Company will obtain prior to the Closing Date the necessary consents from the TSE and NASDAQ, if any, to the issue and sale of Special Warrants and the Underwriters' Warrants hereunder and the conditional listing on the TSE (and quotation on NASDAQ, if applicable) of the Shares issuable on the exercise of the Special Warrants and the Warrants, the Underwriters' Shares issuable on the exercise of the Underwriters' Compensation Options, and the Underwriters' Warrant Shares issuable on exercise of the Underwriters' Underlying Warrants on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

     (y) the Company has not withheld from the Underwriters any facts relating to the Company or to the Offering that would be material to a prospective purchaser of the Special Warrants;

     (z) the proceeds of the Offering, net of the Underwriters' Fee and other expenses of the Offering, will be used: (i) to fund pre-clinical and clinical trials for the Company's HeartSaver VADTM; (ii) to fund clinical trials and marketing expenses related to the Company; and
          (iii) for general corporate purposes;

     (aa) the Company is eligible to qualify the Underlying Securities using the short form prospectus procedures set out in National Instrument 44-101;

     (bb) the Company will use its best efforts to: (i) file the Final Prospectus with the Securities Commissions and to obtain receipts therefrom prior to 5:00 p.m. (Toronto time) on the 45th day following the Closing Date (the "Qualification Deadline"); and (ii) take all other steps and proceedings that may be necessary in order to qualify the Underlying Securities for distribution in the Designated Provinces prior to the Qualification Deadline (the Company expressly acknowledges that its obligations in this regard are continuing obligations and if receipts for the Final Prospectus are not issued by the Securities Commissions prior to the Qualification Deadline, the Company will continue to use its best efforts to obtain such receipts as soon as possible thereafter);

     (cc) the Company will deliver to the Underwriters copies of all correspondence and other written communications between the Company, on the other hand and the Securities Commissions, the TSE and NASDAQ, on the other hand, relating to the Offering and will generally keep the Underwriters apprised of the status of, including all developments relating to, the Offering;

     (dd) the Company will use its best efforts to ensure that the Shares issuable upon exercise of the Special Warrants, the Warrant Shares, the Underwriters' Shares and the Underwriters' Warrant Shares will be listed and posted for trading on the TSE and quoted on NASDAQ upon their issue;

     (ee) upon issuance by the Securities Commissions of receipts for the Final Prospectus, to cause copies of the Final Prospectus to be delivered to each of the then registered holders of Special Warrants;

     (ff) prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Final Prospectus and any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and will allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfill their obligations and in order to enable them responsibly to execute the certificate required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

     (gg) the Company will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material as they may reasonably request for the purposes contemplated hereunder and contemplated by the Applicable Securities Laws and such delivery shall constitute the consent of the Company to the use of such documents in connection with the distribution or the distribution to the public, as the case may be, of the Underlying Securities, subject to the provisions of the Applicable Securities Laws and the provisions of this agreement;

     (hh) all the information and statements to be contained in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material will, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company, the Special Warrants, the Underlying Securities, the Underwriters' Warrants, the Underwriters' Compensation Options and the Underwriters' Underlying Securities (provided that this representation is not intended to extend to information and statements furnished to the Company by or on behalf of the Underwriters specifically for use therein);

     (ii) none of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the "Offering Documents") will contain a misrepresentation (provided that this representation is not intended to extend to information and statements in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material furnished to the Company by or on behalf of the Underwriters specifically for use therein);

     (jj) the Preliminary Prospectus, Final Prospectus and any Supplementary Material will contain the disclosure required by all requirements of the Applicable Securities Laws;

     (kk) this agreement, the Subscription Agreements, the Special Warrant Indenture, the Special Warrants, the Warrant Indenture, the Underwriters' Warrants and all other contracts required in connection with the issue and sale of the Special Warrants, the issue of the Underwriters' Warrants, the Underwriters' Compensation Options and the distribution of the Underlying Securities, the Warrant Shares, the Underwriters' Underlying Securities and the Underwriters' Warrant Shares will be, prior to the Closing Date, and each of the other agreements to be described under the heading "Material Contracts" (or its equivalent) in the Final Prospectus shall be, as at the date of the Final Prospectus, duly authorized, executed and delivered by the Company and will be valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms (except as the enforceability thereof may be limited by (i) bankruptcy, insolvency or similar laws affecting creditors' rights generally, (ii) general equitable principles or (iii) limitations under applicable law in respect of rights of indemnity, contribution and waiver of contribution);

     (ll) the Preliminary Prospectus and the Final Prospectus will accurately summarize, in all material respects, the attributes of the Special Warrants, the Underlying Securities, the Warrant Shares, the Underwriters' Warrants, the Underwriters' Compensation Options, the Underwriters' Underlying Securities and the Underwriters' Warrant Shares;

     (mm) other than the Underwriters and except as may be consented to by the Underwriters, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

     (nn) the Company will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Underlying Securities or the Underwriters' Compensation Options, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or fact relating solely to the Underwriters or any one of them) or any event or development involving a prospective material change or a change in a material fact in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control, management or prospects of the Company or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, Final Prospectus or any Supplementary Material or could render any of the foregoing not in compliance with any of the Applicable Securities Laws;

     (oo) the Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the first preceding paragraph and the Company will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Commissions, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Supplementary Material, as the case may be, or press release and material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including, without limitation, any requirements necessary to qualify the issuance and distribution of the Underlying Securities and the Underwriters' Compensation Options and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Preliminary Prospectus, Final Prospectus or Supplementary Material. The Company shall not file any such new or amended disclosure documentation without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall be promptly considered and not unreasonably withheld, and shall not issue or file, as applicable, any press release or material change report without giving the Underwriters a reasonable opportunity for review of the proposed forms; provided that the Company shall not be required to file a registration statement or either register or qualify the Underlying Securities, the Warrant Shares, the Underwriters' Underlying Securities or Underwriters' Warrant Shares for distribution outside of Canada;

     (pp) the Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in the preceding two paragraphs;

     (qq) the minute books and corporate records of the Company and the Subsidiaries made available to Fasken Martineau DuMoulin LLP, counsel to the Underwriters in connection with its due diligence investigation of the Company for the periods from their respective dates of incorporation or amalgamation, as the case may be, to the date of examination thereof are copies of the original minute books and records of the Company and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and the Subsidiaries and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company or the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records other than those which have been disclosed to the Underwriters or which are not material to the Company and the Subsidiaries taken as a whole;

     (rr) during the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, the Company shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld: (i) reserve, allot, create or issue any Shares or other securities convertible or exchangeable into Shares or rights to acquire any of the foregoing other than pursuant to the Outstanding Convertible Securities, Shares issued and options issued under the Company's stock option plan, rights for, and Shares and Warrants issued to New Generation Biotech (Equity) Fund Inc., in connection with the subscription by New Generation Biotech (Equity) Fund Inc. for Series 1 preferred shares in the capital of Newco, or as contemplated by this agreement; (ii) agree or become bound to do so; or (iii) publicly announce any intention to do so; and

     (ss) The Company shall not (i) amend the Shareholders' Agreement dated December 19, 2001 among the Company, New Generation Biotech (Equity)
          Fund Inc.  ("NewGen") and Newco (the  "Shareholders'  Agreement"),  or
          (ii) participate in any other transaction, including, for greater certainty, by the receipt of dividends or other distributions on the common shares of Newco held by it, if as a result of so doing, a benefit would be conferred on NewGen, as the holder of the Series 1 preferred shares and/or common shares of Newco which, taken with the economic benefit of the participation by NewGen in the transaction to purchase such shares completed on the Closing Date would be greater than the economic benefit to the holders of the Special Warrants of the purchase of such Special Warrants, except for any non-material benefit which may be received by NewGen in connection with any transaction, approved by the Board of Directors of the Company relating to the acquisition by the Company, directly or indirectly, of property of Newco the terms of which transaction are necessary to ensure compliance with applicable laws, including laws relating to intellectual property, and to ensure a tax efficient transaction.

The representations, warranties and covenants of the Company set out in the schedules to this agreement are hereby incorporated herein by reference.

4.2 Newco hereby represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying upon such representations, warranties and covenants as follows:

     (a) Newco has been duly incorporated and organized and is validly existing and in good standing under the laws of Ontario and has all requisite corporate power and authority to carry on its business as proposed to be conducted and to own, lease and operate its properties and assets, to enter into this agreement and to duly observe and perform all of its covenants and obligations set out herein;

     (b) Newco has not committed an act of bankruptcy and is not insolvent, nor has Newco proposed a compromise or arrangement to its creditors generally, had a petition or a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have itself declared bankrupt or wound-up, taken any proceedings to have a receiver appointed for any of its property or had any execution or distress become enforceable or become levied upon any of its property;

     (c) the authorized capital of Newco consists of an unlimited number of common shares, 637,000 Series 1 preferred shares and 200,000 Series 2 preferred shares, of which as of the date hereof, 100 common shares in the capital of Newco are outstanding;

     (d) this agreement has been, and the Shareholders' Agreement will be, on or before the Closing Date, duly authorized, executed and delivered by Newco and will be valid and binding obligations of Newco enforceable against Newco in accordance with their respective terms (except as the enforceability thereof may be limited by (i) bankruptcy, insolvency or similar laws affecting creditors' rights generally or (ii) general equitable principles;

     (e) notwithstanding the terms or provisions of any agreement, indenture, undertaking or other arrangement, whether written or oral, with or involving Newco, New Generation Biotech (Equity) Fund Inc. or the holders of preferred shares of Newco, and whether in the articles of Newco or otherwise, which provide, directly or indirectly, that amounts payable by Newco to New Generation Biotech (Equity) Fund Inc. or to the holders of the preferred shares of Newco shall be paid, at Newco's option, either in cash or by delivery of Shares and Warrants, such amounts shall be paid and satisfied by Newco solely and exclusively by the delivery of 637,000 Shares and 637,000 Warrants, as may be adjusted pursuant to the terms of the Series 1 preferred shares of Newco, and not in cash;

     (f) Newco shall not (i) amend the Shareholders' Agreement or the Series 1 Share Provisions (as defined therein) or (ii) take any other action, including, for greater certainty, by the payment of dividends or other distributions on the common shares of Newco held by NewGen, if as a result of so doing, a benefit would be conferred on NewGen, as the holder of the Series 1 preferred shares and/or common shares of Newco which, taken with the economic benefit of the participation by NewGen in the transaction to purchase such shares completed on the Closing Date would be greater than the economic benefit to the holders of the Special Warrants of the purchase of such Special Warrants, except for any non-material benefit which may be received by NewGen in connection with any transaction, relating to the acquisition by the Company, directly or indirectly, of property of Newco the terms of which transaction are necessary to ensure compliance with applicable laws, including laws relating to intellectual property, and to ensure a tax efficient transaction.

5.        Conditions of the Offering

5.1 The following are conditions of the Underwriters' obligation to close the purchase of the Special Warrants from the Company as contemplated hereby, which conditions the Company covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Closing Date and which may be waived in writing in whole or in part by the Underwriters on their behalf and on behalf of the Purchasers:

     (a) the Company shall have made and/or obtained the necessary filings, approvals, consents and acceptances under Applicable Securities Laws, the TSE and NASDAQ required to be made or obtained by the Company in connection with the Offering and the issue of the Underwriters' Warrants and the Underwriters' Compensation Options, on terms which are acceptable to the Underwriters, acting reasonably, prior to the Closing Date, it being understood that the Underwriters will do all that is reasonably required to assist the Company to fulfil this condition;

     (b) the Shares issuable on exercise of the Special Warrants, the Warrant Shares, the Underwriters' Shares and the Underwriters' Warrant Shares shall be conditionally listed for trading on the TSE and quoted on NASDAQ, subject to the usual conditions;

     (c) the Company's board of directors shall have authorized and approved this agreement, the Shareholders' Agreement, the Subscription Agreements, the Special Warrant Indenture, the Warrant Indenture and any other agreements pursuant to which the Special Warrants, the Underlying Securities, the Warrant Shares, the Underwriters' Warrants, the Underwriters' Compensation Options, the Underwriters' Underlying Securities and the Underwriters' Warrant Shares are to be issued, the issuance of such securities and all matters relating to the foregoing;

     (d) the Company shall have entered into the Special Warrant Indenture and the Warrant Indenture in form satisfactory to the Underwriters;

     (e) each officer and director of the Company and such shareholders as the Underwriters may select in their sole discretion shall have entered into agreements in the form of agreement attached hereto as Schedule "D" pursuant to which such persons shall have covenanted not to sell, transfer or otherwise dispose of any Shares held by them for a period of 60 days following the Closing Date;

     (f) the Company shall have delivered a certificate of the Company signed on behalf of the Company by such senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and dated the Closing Date, in form and content satisfactory to the Underwriters' counsel, acting reasonably, certifying that:

          (i) to the knowledge of such officers, no order ceasing or suspending trading in any securities of the Company or prohibiting the issue of the Special

               Warrants, the Underlying Securities, the Warrant Shares, the Underwriters' Warrants, the Underwriters' Compensation Options, the Underwriters' Underlying Securities or the Underwriters' Warrant Shares or any of the Company's issued securities has been issued and no proceedings for such purpose are pending or threatened;

          (ii) there has been no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company since December 31, 2000 which has not been generally disclosed;

          (iii)the representations and warranties of the Company contained in this agreement, the Subscription Agreements, the Special Warrant Indenture and the Warrant Indenture are true and correct at the Closing Time, with the same force and effect as if made by the Company as at the Closing Time after giving effect to the transactions contemplated hereby;

          (iv) the Company has complied with all the covenants and satisfied all the terms and conditions of this agreement, the Subscription
               Agreements, the Special Warrant Indenture and the Warrant Indenture on its part to be complied with or satisfied at or prior to the Closing Time; and

          (v) as to such other matters as the Underwriters may reasonably request;

     (g) the Company shall have caused a favourable legal opinion to be delivered by its counsel addressed to the Underwriters, Fasken Martineau DuMoulin LLP, the Underwriters' counsel, and the Purchasers, with respect to such matters as the Underwriters may reasonably request relating to this transaction, acceptable in all reasonable respects to the Underwriters' counsel, including as to those matters identified in Schedule "E" hereto. In giving such opinions, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy including a certificate of the Company's registrar and transfer agent as to the outstanding securities of the Company. The Company agrees, and the aforesaid legal opinion shall expressly provide, that the Underwriters may provide copies of the opinion to each of the Purchasers;

     (h) Newco shall have caused a favourable legal opinion to be delivered by its counsel addressed to the Underwriters, Fasken Martineau DuMoulin LLP, the Underwriters' counsel, and the Purchasers, with respect to such matters as the Underwriters may reasonably request relating to the issuance by Newco of Series 1 preferred shares to New Generation Biotech (Equity) Fund Inc., acceptable in all reasonable respects to the Underwriters' counsel, including as to those matters identified in Schedule "F" hereto;

     (i) in the event that sales of Special Warrants are made in the United States of America, the Company shall have caused a favourable legal opinion to be delivered by its U.S. counsel address to the Underwriters and Fasken Martineau DuMoulin LLP, the Underwriters' counsel, stating that no registration is required under the United States Securities Act of 1933, as amended, in connection with the issuance by the Company of the Special Warrants, Underlying Securities or Warrant Shares, acceptable in all reasonable respects to the Underwriters' counsel; and

     (j) evidence satisfactory to the Underwriters and their counsel that New Generation Biotech (Equity) Fund Inc. and/or its affiliates shall have subscribed for Series 1 preferred shares of Newco resulting in gross proceeds to Newco of not less than $3,500,000.

6.        Additional Documents Upon Filing of Prospectus

6.1 The Company shall cause to be delivered to the Underwriters concurrently with the filing of each of the Final Prospectus and any Supplementary Material a comfort letter dated the date thereof from the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance satisfactory to the Underwriters, acting reasonably, relating to:

     (a) the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two business days prior to the date of such letter; and

     (b) the period beyond the most recent year end of the Company for which an audited financial statement appears therein to a date not more than two business days prior to the date of such letter.

7.        Closing

7.1 The Offering will be completed at the offices of McCarthy Tetrault LLP, Suite 1400, 40 Elgin Street, Ottawa, Ontario, at the Closing Time or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply with any of the covenants or conditions set out herein required to be complied with by the Closing Time or such other date and time as may be mutually agreed to, the respective obligations of the parties shall terminate without further liability or obligation except for the payment of the Underwriters' expenses and the indemnity and contribution provisions set out in this agreement.

7.2       At the Closing Time, the Company shall deliver to the Underwriters:

     (a)  certificates   duly   registered  as  the   Underwriters   may  direct
          representing the Special Warrants;

     (b)  the Underwriters' Warrants;

     (c)  the requisite legal opinions and  certificates as contemplated  above;
          and

     (d) such further documentation as may be contemplated herein or as counsel to the Underwriters or the applicable regulatory authorities and stock exchanges may reasonably require,

against payment of the purchase price for the Special Warrants (net of the Underwriters' Fee and estimated expenses of the Underwriters, which expenses shall be adjusted following the Closing Date) by certified cheque or bank draft and delivery of the Subscription Agreements and other documentation required to be provided by or on behalf of the Purchasers or the Underwriters pursuant to this agreement.

7.3 All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to terminate their obligations to purchase the Special Warrants by written notice to that effect given to the Company prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

8.        Termination Provisions

8.1 Without limiting any of the foregoing provisions of this agreement, and in addition to any other remedies which may be available to them and to the Purchasers, the Underwriters shall be entitled, at their option, to terminate and cancel, without any liability on their part (or on the part of the Purchasers), all of their obligations under this agreement and the obligations of any person from whom the Underwriters have solicited an order to purchase Special Warrants that has executed a Subscription Agreement, by giving written notice to the Company at any time through to the Closing Time on the Closing Date if:

     (a) any order (other than an order based solely upon the activities or alleged activities of the Underwriters) to cease or suspend trading in any securities of the Company is made by the TSE, NASDAQ or any securities regulatory authority, which has not been rescinded, revoked or withdrawn;

     (b) any order or ruling is issued, any inquiry, investigation or other proceeding (whether formal or informal) in relation to the Company or directors or officers thereof is made, threatened or announced by any officer or official of the TSE, NASDAQ or any securities regulatory authority (other than an order based solely upon the activities or alleged activities of the Underwriters) or any law or regulation is promulgated or changed which, in the reasonable opinion of the
          Underwriters,   operates  to  prevent  or   restrict   trading  in  or
          distribution of any of the securities issued or to be issued as contemplated hereunder;

     (c) there should develop, occur or come into effect any incident of national or international consequence, any law, regulation or inquiry or any other event, action or occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, materially and adversely affects or may materially and adversely affect the financial markets in Canada generally or the business of the Company;

     (d) there should occur any material change or change in a material fact which, in the reasonable opinion of the Underwriters, impacts materially and adversely on the marketability of the Special Warrants or the Underlying Securities;

     (e) the Underwriters determine that the Special Warrants cannot be profitably marketed; or

     (f) the Company is in breach of any material term of this agreement or the Underwriters determine that any of the representations or warranties made by the Company in this agreement or in any certificate or document delivered by the Company in connection with the Offering is false or has become false in any material respect;

the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of the Underwriters, acting reasonably.

8.2 The Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events or circumstances referred to in this section, provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters' entitlement to exercise this right at any time through to the Closing Time.

8.3 The Underwriters' rights of termination contained in this section are in addition to any other rights or remedies it may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this agreement.

9.        Indemnity

9.1 The Company covenants and agrees to indemnify the Underwriters and their respective shareholders, directors, officers, employees and agents (each being hereinafter referred to as an "Indemnified Party") against, and to reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by the Underwriters in connection with investigating or defending, all losses (other than a loss of profits), claims, damages, liabilities, costs or expenses caused or incurred by reason of:

     (a)  any  statement,   other  than  a  statement  relating  solely  to  the
          Underwriters, contained in the Offering Documents which constitutes or is alleged to constitute a misrepresentation;

     (b) any statement, other than a statement relating solely to the Underwriters, contained in the Company's Information Record which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation;

     (c) the omission or alleged omission to state in any of the Offering Documents, in the Company's Information Record or any certificate of the Company delivered hereunder or pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made (other than omissions relating solely to the Underwriters);

     (d) any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or other competent authority based upon any misrepresentation or alleged misrepresentation in any of the Offering Documents, or the Company's Information Record (other than a statement relating solely to the Underwriters and included in reliance upon and in conformity with information furnished to the Company in writing by the Underwriters specifically for use therein) which prevents or restricts the trading in the Shares or the distribution or distribution to the public, as the case may be, of the Underlying Securities or the resale of the Underwriters' Underlying Securities in any of the Designated Provinces;

     (e) the Company not complying with any requirement of any Applicable Securities Laws, regulatory requirements (including any private placement filing or other requirements under United States federal and state securities laws) or rules of any stock exchange or quotation system except as such non-compliance shall be as a result of the activities of the Underwriters; or

     (f) any breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its covenants or other obligations hereunder,

and will reimburse each Indemnified Party promptly upon demand for any legal expenses reasonably incurred in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

9.2 If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of Section 9.1 or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing; but the omission to so notify the Company shall not relieve the Company from any liability it may otherwise have to the Indemnified Party pursuant to Section 9.1. The Company shall be entitled but not obligated to participate in or assume the defence thereof; provided, however, that the defense shall be through legal counsel acceptable to the Indemnified Party, acting reasonably. In addition, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defense thereof, and the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

     (a) the employment thereof has been specifically authorized in writing by the Company;

     (b) the Indemnified Party has been advised by counsel that representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them; or

     (c) the Company has failed within a reasonable time after receipt of such written notice to assume the defense of such action or claim;

provided that in no event shall the Company be required to assume the fees and expenses of more than one counsel for all Indemnified Parties. Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld. The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified herein obtained by the Indemnified Party from any other person.

9.3 To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of Section 9.1 in trust for and on behalf of such Indemnified Party.

10.       Contribution

10.1 In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any action or claim which is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the Underwriters' Fee payable by the Company to the Underwriters bears to the gross proceeds from the sale of the Special Warrants and the Company shall be responsible for the balance, provided that, in no event, shall any Underwriters be responsible for any amount in excess of the amount of the Underwriters' Fee actually received by it. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall, in respect of the Underwriters, be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above, and (ii) the amount of the Underwriters' Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section. The right to contribution provided in this section shall be in addition and not in derogation of any other right to contribution which the Underwriters or the Company may have by statute or otherwise by law.

11.       Fees and Expenses

11.1 In consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

     (a) endeavouring to arrange for Substituted Purchasers for the Special Warrants;

     (b) assisting in the preparation of the Preliminary Prospectus and the Final Prospectus together with any documents supplemental thereto or any amending or supplementary prospectus or any Supplementary Material;

     (c)  assisting  in  the  preparation  of  the  form  of  the   Subscription
          Agreements; and

     (d) advising the Company with respect to the private placement of the Special Warrants,

the Company has agreed to pay to the Underwriters a fee equal to 6.5% of the gross proceeds of the Offering subject to adjustment in certain circumstances for certain Purchasers as agreed to by the Company and the Underwriters (the "Underwriters' Fee"), payable in cash at the Closing Time, and to grant to the Underwriters warrants (the "Underwriters' Warrants"), substantially in the form attached hereto as Schedule "H", entitling the Underwriters to acquire, without payment of additional consideration, that number of Underwriters' Compensation Options as is equal to 7% of the number of Special Warrants sold under the Offering subject to adjustment in certain circumstances for certain Purchasers as agreed to by the Company and the Underwriters. Each Underwriters' Compensation Option will entitle the Underwriters to purchase one Share and one Underwriters' Underlying Warrant at a purchase price of $6.05 at any time prior to 5:00 p.m. (Toronto time) on the date which is four years following the Closing Date. The Underwriters' Warrants may be exercised into Underwriters' Compensation Options during the period commencing at the Closing Time on the Closing Date and ending at 5:00 p.m. (Toronto time) on the fifth business day following the date on which the last of the Securities Commissions has issued a receipt for the Final Prospectus. The Company will issue separate certificates to each of the Underwriters representing a number of Underwriters' Warrants equal to up to 7% of the following respective percentages of the number of Special Warrants sold (subject to adjustment as described above):

               Yorkton Securities Inc.                 60%
               First Associates Investments Inc.       40%

No other fee or commission is payable by the Company in connection with the sale of the Special Warrants. The Underwriters, their directors, officers, employees and affiliates may, from time to time, hold positions in securities of the Company.

          The Company shall use its reasonable best efforts to ensure that the Underwriters' Compensation Options issuable upon the exercise of the Underwriters' Warrants will be qualified for distribution under the Final Prospectus to the greatest extent permitted by the Securities Commissions.

11.2 Whether or not the Offering is completed, all reasonable expenses incurred from time to time in connection with the Offering and the issue of the Underwriters' Warrants and the Underwriters' Compensation Options, including the fees and disbursements of the Underwriters' counsel, of or incidental to the sale, issue or distribution of the Special Warrants and the Underwriters' Warrants, the qualification for distribution of the Underlying Securities and the Underwriters' Compensation Options and to all matters in connection with the transactions herein set forth shall be borne by the Company.

12.       Survival of Warranties, Representations, Covenants and Agreements

12.1 All warranties, representations, covenants and agreements of the Company and the Underwriters herein contained or contained in any documents submitted or required to be submitted pursuant to this agreement or in connection with the Offering shall survive the purchase by the Purchasers of the Special Warrants and shall continue in full force and effect after the Closing Date, regardless of the closing of the sale of the Special Warrants, any subsequent disposition or exercise of the Special Warrants or the Underlying Securities or any investigation which may be carried on by the Underwriters.

13.       Authority of Yorkton Securities Inc.

13.1 The Company shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Yorkton Securities Inc., which shall represent the Underwriters, and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of a consent to a settlement pursuant to Section 9, which consent shall be given by the Indemnified Party, and the matters referred to in
Section  8.  Yorkton   Securities  Inc.  shall  consult  fully  with  the  other
Underwriter with respect to any such notice, waiver, extension or other communication.

14.       Underwriters' Purchase Entitlement

14.1 The Underwriters' entitlement to purchase the Special Warrants at the Closing Time shall be several and not joint and the Underwriters' respective entitlement in this respect shall be as to the following percentages of the number of the Special Warrants to be purchased at that time:

               Yorkton Securities Inc.                 60%
               First Associates Investments Inc.       40%

          If an Underwriter fails to purchase its applicable percentage of the number of Special Warrants at the Time of Closing, the other Underwriter shall have the right, but shall not be obligated, to purchase all, but not less than all, of the Special Warrants which would otherwise have been purchased by the Underwriter which failed to purchase. In the event that such right is not exercised, the Underwriter which is able and willing to purchase shall be relieved of all obligations to the Company to purchase such Special Warrants. Nothing in this Section 14 shall oblige the Company to sell to any or all of the Underwriters less than all of the aggregate amount of the Special Warrants or shall relieve other Underwriter in default hereunder from liability to the Company.

15.       General Contract Provisions

15.1 Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:


          1 Laser Street
          Ottawa, Ontario
          K2E 7V1

          Attention:     Roderick M. Bryden
          President and Chief Executive Officer
          Telecopier No.: (613) o

with a copy to:

          McCarthy Tetrault
          Suite 1400
          40 Elgin Street
          Ottawa, Ontario
          K1P 5K6

          Attention: Robert D. Chapman
          Telecopier No.: (613) 563-9386

or if to Newco:

          2007262 Ontario Inc.
          40 Elgin Street
          Ottawa, Ontario
          K1P 5K6

          Attention: President
          Telecopier No.: (613) o
or if to the Underwriters:

          Yorkton Securities Inc.
          BCE Place
          181 Bay Street, Suite 3100
          Toronto, Ontario
          M5J 2R9

          Attention:        Steven Winokur
          Telecopier No.:   (416) 864-3650

          and

          First Associates Investments Inc.
          66 Wellington St. W.
          Suite 5200, Toronto Dominion Bank Tower
          Toronto-Dominion Centre
          Toronto, Ontario
          M5K 1K7

          Attention:       Philip Martin
          Telecopier No.:  (416) 601-0396

with a copy to:

          Fasken Martineau DuMoulin LLP
          P.O. Box 20, Suite 3600
          Toronto Dominion Bank Tower
          Toronto-Dominion Centre
          66 Wellington Street West
          Toronto, Ontario
          M5K 1N6

          Attention:  Richard J. Steinberg
          Telecopier Number:  (416) 364-7813

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours at the location of the recipient, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

15.2 This agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersede all prior agreements between the
Underwriters and the Company with respect to their respective rights and obligations in respect of the Offering, including the engagement letter between Yorkton Securities Inc. and the Company dated November 1, 2001.

15.3 The Company agrees that, if the Offering is completed, Yorkton Securities Inc. may, at its option and expense, place an announcement in such newspapers and periodicals as it may choose stating that Yorkton Securities Inc. has acted as financial advisor to the Company in connection therewith.

15.4 This agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.


          If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning three originally executed copies to the Underwriters.


Yours very truly,

YORKTON SECURITIES INC.                      FIRST ASSOCIATES INVESTMENTS INC.



Per: (signed) Steven Winokur                 Per:  (signed) Rodger Gray
     -----------------------------              -------------------------------




          The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date first above written.


WORLD HEART CORPORATION                       2007262 ONTARIO INC.



Per: (signed) Ian W. Malone                   Per: (signed) Ian W. Malone
     ------------------------------c/s            --------------------------c/s
     Authorized Signing Officer                   Authorized Signing Officer

                                                                          Item 4

                            ASSET TRANSFER AGREEMENT

          THIS AGREEMENT is made as of December 19, 2001

BETWEEN:

          2007262 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario (the "Purchaser"),

                                     - and -

          World Heart Corporation, a corporation incorporated under the laws of the Province of Ontario (the "Vendor").

          WHEREAS the Vendor, among other things, is in the business of developing a global scale medical device focused on exploiting and commercializing the artificial heart and related technologies;

          AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase certain assets related to HeartSaver Implanted Controller (HIC), HeartSaver External Controller (HEC) and all the software developed to control, monitor and power the HeartSaver VAD, upon and subject to the terms and conditions hereinafter set forth;

          NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

                           Article 1 - Interpretation

1.01      Definitions

          In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Affected Employees" means those persons who accept, in writing, the Purchaser's offer of employment made in accordance with Section 4.03(2).

"Affiliate" has the meaning attributed thereto in the Business Corporations Act (Ontario).

"Agreement" means this agreement, including its recitals and schedules, as amended from time to time.

"Applicable Law" means:

     (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

     (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority whether or not having the force of law.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"Claims" means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.

"Closing Date" means December 19, 2001 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

"Effective Time" means December 19, 2001.

"Governmental Authority" means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

"Indemnitee" has the meaning set out in Section 7.01.

"Indemnitor" has the meaning set out in Section 7.01.

"Intellectual Property" means intellectual property of whatever nature and kind including all domestic and foreign trade-marks, patents, trade secrets, industrial designs and copyrights, whether registered or unregistered, integrated topography and all applications for registration thereof, and inventions, formulae, product formulations, processes and processing methods, technology and techniques and know-how.

"Promissory Note" means a promissory note from Newco to WorldHeart in the amount of $2,000,000.

"Purchased Assets" means the assets described in Section 2.01.

"Purchase Price" has the meaning set out in Section 2.02.

"Series 2 Preferred Shares" means the Series 2 preferred shares issued by the Corporation.

"Subsidiary" has the meaning attributed thereto in the Business Corporations Act (Ontario).

"Technology" has the meaning set out in Section 2.01(a).

"Time of Closing" means 1:00 p.m. (Ottawa Time) on the Closing Date.

"to Vendor's knowledge" and "to Purchaser's knowledge", with respect to the indicated party, means that no information has come to such party's attention which has given such party actual knowledge to the contrary concerning the existence or absence of the facts or circumstances referred to; however, such party has not undertaken any special or independent investigation to determine the existence or absence of such facts or circumstances.

1.02      Headings

          The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03      Extended Meanings

          In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations. The term "including" means "including without limiting the generality of the foregoing".

1.04      Statutory References

          In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05      Currency

          All references to currency herein are to lawful money of Canada.

1.06      Schedules

          The following are the Schedules to this Agreement:

          Schedule 2.01(a) - Technology

          Schedule 3.01(j) - Employees

                         Article 2 - Sale and Purchase

2.01      Assets to be Sold and Purchased

          Based on the representations and warranties of the Vendor and subject to the terms and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor on the Closing Date all right, title, benefit and interest of the Vendor in and to the following assets (collectively, the "Purchased Assets"):

     (a) the Intellectual Property and associated software (the "Technology") described in Schedule 2.01(a);

     (b) all personnel records of the Vendor, and any other records, books, documents and databases recorded or stored by means of any device, including in an electronic form, relating to the Technology and the employees who, pursuant to this Agreement, are employed by the Purchaser as of the Closing Date.

2.02      Purchase Price and Allocation Thereof

          The purchase price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the "Purchase Price") will be $9,000,000 and will be allocated as follows:

     (a) as to the assets referred to in Section 2.01(a), the sum of $8,999,999; and

     (b) as to all the remaining assets forming part of the Purchased Assets, the sum of $1.00.

2.03      Allocation of Purchase Price

          The Vendor and the Purchaser, in filing their respective income tax returns, will use the allocations of the Purchase Price as set forth in Section 2.02.

2.04     Elections

          The Vendor and the Purchaser will on or before the Closing Date jointly execute in the prescribed form, and Vendor will file within the required time, an election under subsection 167(1) of the Excise Tax Act (Canada) that no tax be payable pursuant to Part IX of the Excise Tax Act (Canada) with respect to the purchase and sale of the Purchased Assets.

2.05      Obligations and Liabilities Not Assumed

          Except as provided in this Agreement, the Purchaser does not assume and will not be liable for any obligations or liabilities of the Vendor whatsoever including any taxes under the Income Tax Act (Canada) or any other taxes whatsoever that may be or become payable by the Vendor including any income or corporation taxes resulting from or arising as a consequence of the sale by the Vendor to the Purchaser of the Purchased Assets hereunder.

2.06      Payment of Purchase Price

          The Purchase Price will be payable as follows:

     (a)  as to $2,000,000, by Promissory Note; and

     (b) as to $7,000,000 by the issue to the Vendor of 100,000 fully paid and non-assessable Series 2 Preferred Shares.

2.07      Section 85(1) Election

          The parties hereto intend that subsection 85(1) of the Income Tax Act (Canada) shall apply to the transfer of the Purchased Assets and consequently the Vendor and Purchaser agree to elect that the Purchased Assets are to be transferred for purposes of the said Act at an amount equal to the elected amount as agreed by the parties.

2.08      Price Adjustment

          The parties hereto acknowledge that the rights and privileges attached to the Series 2 Preferred Shares include a formula for adjustments in the value of the Series 2 Preferred Shares, if the Canada Customs and Revenue Agency ("CCRA") successfully challenge the elected amount agreed by the parties.

2.09      Option to Purchase

          The Purchaser hereby grants to the Vendor an option to purchase from the Purchaser the Technology, including for greater certainty all improvements and enhancements thereto made by the Purchaser, exercisable on written notice from the Vendor to the Purchaser at any time on or after the Earliest Redemption Date as defined in the rights, privileges, restrictions and conditions of the Series 1 Preferred Shares of the Purchaser, but not later than the second anniversary of the Closing Date, at a purchase price equal to the lesser of (i) the Purchase Price plus $200,000 and (ii) the fair market value at the date of exercise of the option. In the event that the parties are unable to agree upon such fair market value, the parties shall jointly appoint a qualified person to provide an opinion as to or determination of such fair market value, and the opinion or determination of such person shall be binding upon the parties for the purposes of this Section 2.09.

                   Article 3 - Representations and Warranties

3.01      Vendor's Representations and Warranties

          The Vendor represents and warrants to the Purchaser that as of the Closing Date:

     (a) The Vendor is a corporation duly incorporated, organized and subsisting under the laws of the Province of Ontario with the corporate power to own its assets and to carry on its business.

     (b) The Vendor has the corporate power, authority and right to enter into and deliver this Agreement and will have, at the Time of Closing, the authority and right to transfer the legal and beneficial title and ownership of the Purchased Assets to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

     (c) This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that equitable remedies are available only in the discretion of the court.

     (d) There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Assets other than pursuant to the provisions of this Agreement.

     (e) Neither the execution and delivery of this Agreement nor the completion of the purchase and sale contemplated by this Agreement will:

          (i) violate any of the terms and provisions of the articles or by-laws of the Vendor, or any order, decree, statute, by-law, regulation, covenant or restriction applicable to the Vendor or, except as expressly described herein, any of the Purchased Assets,

          (ii) result in any fees, duties, taxes, assessments or other amounts relating to any of the Purchased Assets becoming due or payable other than applicable provincial retail tax payable by the Purchaser in connection with the purchase and sale, or

          (iii) violate any Applicable Law.

     (f) The Vendor is the owner of the Purchased Assets with good title thereto, free and clear of all liens, charges, encumbrances, pledges, security interest, claims and any other rights of others other than those set out in Schedule 3.01(f) or as otherwise disclosed herein.

     (g) There are no outstanding orders, notices or similar requirements relating to the Purchased Assets issued by any Governmental Authority and there are no matters under discussion with any Governmental Authority relating to orders, notices or similar requirements.

     (h) To the Vendor's knowledge, the Technology does not contain, embody, infringe, misuse or misappropriate any Intellectual Property of third parties.

     (i) The Vendor is not a party to or bound by any contract or commitment to pay any royalties or fees pertaining to the design, distribution, sale, maintenance or support of the Technology.

     (j)  Schedule 3.01(j) sets out:

          (i)  the names of employees being transferred to Newco,

          (ii) their remuneration,

          (iii) their job title,

          (iv) their total length of employment including any prior employment as disclosed in the Vendor's records that would affect calculation of years of service for purposes of benefit entitlement (including statutory notice or statutory severance pay) or pension entitlement, or the length of any consulting contract, and

          (v)  other terms and conditions of their employment.

     (k) The Vendor is not bound by or a party to any collective bargaining agreement relating to the employees listed in Schedule 3.01(j).

     (l) All vacation pay for employees listed in Schedule 3.01(j) is properly reflected and accrued in the books and accounts of the Vendor.

     (m) The Vendor is registered under Part IX of the Excise Tax Act (Canada) with registration number 89471 5937.

     (n) The Vendor is not a non-resident person within the meaning of section 116 of the Income Tax Act (Canada).

     (o) There are no actions, suits or proceedings pending or threatened against the Vendor, including before or by any Governmental Authority, which are or could adversely affect the Purchased Assets.

     (p) The Vendor is conducting the business related to the Purchased Assets in material compliance with all Applicable Laws, is not in material breach of any such Applicable Laws and its assets to be owned, leased and operated, and all such licences, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or may have a material adverse effect on the Technology or the Purchased Assets or which may be affected by the completion of the transactions contemplated hereby.

     (q) No representation or warranty by the Vendor in this Agreement, or in any certificate or statement furnished in connection herewith, contains or will contain any untrue statement of material fact or omit to state a material fact necessary to be stated therein in order to make the statements contained herein or therein not misleading.

     (r) All amounts, including salaries, pensions, bonus and other remuneration including accrued vacation and severance pay (if any), payable to the employees listed in Section 3.01(j) in the normal course of their employment or as a result of the transactions contemplated herein and accruing prior to the Effective Time will have been paid in full on or before the Closing Date by the Vendor.

3.02      Survival of Vendor's Representations, Warranties and Covenant

     (1) The representations and warranties made by the Vendor and contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby, will survive the Closing Date, and notwithstanding any investigation made by or on behalf of the Purchaser with any knowledge of the Purchaser or any other person, shall continue in full force and effect for the benefit of the Purchaser, subject to the following provisions of this paragraph:

     (a) except as provided in subparagraphs (b) and (c) of this paragraph, no Claim for a breach of a representation or warranty may be made or brought by the Purchaser after the date which is one year following the Closing Date;

     (b) any Claim which is based upon or which relates to the right, title or interest in and to the Purchased Assets or which is based upon intentional misrepresentation or fraud by the Vendor may be made or brought by the Purchaser at any time; and

     (c) any Claim which is based upon or relates to the tax liability of the Vendor for a particular taxation year may be brought by the Purchaser at any time prior to the expiration of the period (if any) during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties with respect to such taxation year under applicable tax legislation, could be issued, assuming that the Vendor does not file any waiver or similar document extending such period as otherwise determined.

          After the expiration of the period of time referred to in Section 3.02(1)(a), the Vendor will be released from all obligations and liabilities in respect of the representations and warranties made by the Vendor and contained in this Agreement or in any document or certificate giving an order to carry out the transactions contemplated hereby except with respect to any Claims made by the Purchaser in writing prior to the expiration of such period and subject to the rights of the Purchaser to make any claim permitted by Sections 3.01(b) and
(c).

     (2) The covenants of the Vendor set forth in this Agreement will survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser in accordance with the terms thereof.

3.03      Purchaser's Representations and Warranties

          The Purchaser represents and warrants to the Vendor that:

     (a) The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of the Province of Ontario.

     (b) The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.

     (c) This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that equitable remedies are available only in the discretion of the court.

     (d) The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 8645767310001.

     (e) neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:

          (i) any of the provisions of the constating documents or by-laws of the Purchaser;

          (ii) any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

          (iii) any Applicable Law.

3.04      Survival of Purchaser's Representations, Warranties and Covenants

     (1) The representations and warranties of the Purchaser set forth in
Section 3.03 will survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor for a period of one year from the Closing Date.

     (2) The covenants of the Purchaser set forth in this Agreement will survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor in accordance with the terms thereof.

                             Article 4 - Covenants

4.01      Covenants of the Vendor

     (1) In addition to any other provision for indemnification by the Vendor contained in this Agreement, the Vendor will indemnify and save harmless the Purchaser and the directors, officers, employees and agents of the Purchaser from and against:

     (a) all Claims incurred by the Purchaser directly or indirectly resulting from any breach of any covenant of the Vendor contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01; and

     (b) all Claims directly or indirectly relating to the Purchased Assets and accruing up to the close of business on the day before the Closing Date;

provided, however, that the foregoing indemnity shall not apply in respect of the following claims:

     (i) any claims in respect of taxes, duties, and other charges referred to in Section 4.02(2); and

     (ii) those Claims which relate to the obligations and liabilities assumed by the Purchaser under Section 4.03.

     (2) Notwithstanding any of the other provisions of this Agreement, the Vendor will not be liable to the Purchaser or to the directors, officers, employees or agents of the Purchaser for any Claim:

     (a) unless any claim or demand by the Purchaser against the Vendor with respect thereto is given to the Vendor by the Purchaser within one year from the date hereof referred to in Section 3.02(1); and

     (b) unless and until the aggregate of all such Claims exceeds $5,000, and then only to the extent that such aggregate exceeds such amount;

     (c) arising from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01 which is acknowledged and consented to in writing by the Purchaser at the Time of Closing, and for which the Purchaser nevertheless elected to close the transactions contemplated hereby.

4.02      Covenants of the Purchaser

     (1) In addition to any other provision for indemnification by the Purchaser contained in this Agreement, the Purchaser will indemnify and save harmless the Vendor and the directors, officers, employees and agents of the Vendor from and against:

     (a) all Claims incurred by the Vendor directly or indirectly resulting from any breach of any covenant of the Purchaser contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.03; and

     (b) all Claims, directly or indirectly relating to the matters described in Clauses 4.01(1)(b)(i) and 4.01(1)(b)(i).

     (2) The Purchaser will be liable for and will pay all sales and transfer taxes payable upon and in connection with the conveyance and transfer of the Purchased Assets by the Vendor to the Purchaser.

     (3) Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to the Vendor or to the directors, officers, employees or agents of the Vendor for any Claim:

     (a) unless any claim or demand by the Vendor against the Purchaser with respect thereto is given to the Purchaser by the Vendor within one year from the date hereof referred to in Section 3.04(1);

     (b) unless and until the aggregate of all such Claims exceeds $5,000, and then only to the extent that such aggregate exceeds such amount;

     (c) arising from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.03 which is acknowledged and consented to in writing by the Purchaser at the Time of Closing, and for which the Purchaser nevertheless elected to close the transactions contemplated hereby.

4.03      Employees

     (1) Notwithstanding the sale and purchase of the Purchased Assets as of and with effect from the opening of business on the Closing Date, the Vendor will employ all of the employees listed in Schedule 3.01(j) until the close of business on the day immediately preceding the dates as set forth in Schedule 3.01(j) on substantially the same terms and conditions as are in effect on the date hereof.

     (2) The Purchaser covenants with the Vendor to offer, on the Closing Date, employment commencing on the dates as set forth in Schedule 3.01(j) on terms and conditions substantially the same as then in effect (but excluding any stock options) to the employees of the Vendor as named in Schedule 3.01(j).

     (3) The Vendor will continue to be responsible for and will discharge all obligations and liabilities for wages, severance pay, termination pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims, including vacation pay, in each case accrued up to the close of business on the date immediately preceding the dates as set forth in Schedule 3.01(j), in respect of all employees of the Vendor listed in Schedule 3.01(j). The Purchaser assumes and will discharge all such obligations and liabilities accruing after the close of business on the day immediately preceding the dates as set forth in Schedule 3.01(j) in respect of all Affected Employees. The Purchaser will indemnify and hold harmless the Vendor and its directors, officers, employees and agents, from and against any Claim made by any Affected Employee to the extent that such Claim relates to the period after the dates as set forth in Schedule 3.01(j), or that relates to any termination and severance claims by an Affected Employee accruing prior to the dates as set forth in Schedule 3.01(j), including all reasonable costs of defending against any such Claim. The Vendor will indemnify and hold harmless the Purchaser and its directors, officers, employees and agents, from and against any Claim made by any Affected Employee to the extent that such Claim relates to the period prior to the dates as set forth in Schedule 3.01(j), except with respect to termination and severance claims by an Affected Employee accruing prior to the dates as set forth in Schedule 3.01(j), including all reasonable costs of defending against such Claim. For greater certainty the

Vendor is responsible to pay all accrued vacation pay to the Affected Employees up to the dates as set forth in Schedule 3.01(j).

     (4) All items in respect of the Affected Employees that require adjustment including, without limiting the generality of the foregoing, vacation pay, premiums for unemployment insurance, Canada Pension Plan, employer health tax, applicable statutory hospitalization insurance, workers' compensation assessments, accrued wages, salaries and commissions and employee benefit plan payments will be appropriately adjusted to the close of business on the day immediately preceding the dates as set forth in Schedule 3.01(j). To the extent that the Vendor makes any payments to the Purchaser on account of such adjustments, the Purchaser agrees to indemnify and save harmless the Vendor from and against all Claims in connection therewith.

                             Article 5 - Conditions

5.01      Conditions for the Benefit of the Purchaser

     (1) The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing, and any such condition may be waived in whole or in part by the Purchaser at or before the Time of Closing by delivering to the Vendor a written waiver to that effect signed by the Purchaser:

     (a)  the representations and warranties of the Vendor set forth in Section
          3.01 will be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time;

     (b) the Vendor will have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

     (c) the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Purchased Assets) of the Vendor or of officers of the Vendor as the Purchaser may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

     (d) there will have been obtained from all appropriate federal, provincial, municipal or other governmental or administrative bodies approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;

     (e) no action or proceeding in Canada will be pending or threatened by any person, government, governmental authority, regulatory body or agency to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby;

     (f) no material damage by fire or other hazard to the Purchased Assets will have occurred from the date hereof to the Time of Closing;

     (g) all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to the Purchaser and to permit the Purchaser to register such of the Purchased Assets as are registerable in the name of the Purchaser; and

     (h) a license agreement providing for the license of the Technology by the Vendor to the Purchaser shall have been entered into between the Vendor and the Purchaser on terms satisfactory to the Purchaser.

     (2) In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the sole right of the Purchaser shall be, at its option, either:

     (a) to terminate this Agreement by notice to the Vendor, and in such event the Purchaser will be released from all obligations hereunder; or

     (b) to waive in writing compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Purchaser terminates this Agreement pursuant to Section 5.01(2)(a), the Vendor will also be released from all obligations hereunder.

5.02      Conditions for the Benefit of the Vendor

     (1) The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Time of Closing:

     (a)  the representations and warranties of the Purchaser set forth in
          Section 3.03 will be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time;

     (b) the Purchaser will have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

     (c) the Vendor will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendor may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing;

     (d) there will have been obtained from all appropriate federal, provincial, municipal or other governmental or administrative bodies such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;

     (e) no action or proceeding in Canada will be pending or threatened by any person, government, governmental authority, regulatory body or agency to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby;

     (f) no material damage by fire or other hazard to the Purchased Assets will have occurred from the date hereof to the Time of Closing;

     (g) all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to the Purchaser and to permit the Purchaser to register such of the Purchased Assets as are registerable in the name of the Purchaser; and

     (h) a license agreement providing for the license of the Technology by the Purchaser to the Vendor shall have been entered into between the Vendor and the Purchaser on terms satisfactory to the Vendor.

     (2) In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the sole right of the Vendor shall be, at its option, either:

     (a) to terminate this Agreement by notice to the Purchaser, and in such event the Vendor will be released from all obligations hereunder; or

     (b) to waive in writing compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

and, if the Vendor terminates this Agreement pursuant to Section 5.02(2)(a), the Purchaser will also be released from all obligations hereunder.

                        Article 6 - Closing Arrangements

6.01      Closing

          The sale and purchase of the Purchased Assets will be completed at the Time of Closing at the offices of McCarthy Tetrault LLP, 40 Elgin Street, Suite 1400, Ottawa, Ontario K1P 5K6.

6.02      Examination of Records and Purchased Assets

     (1) From the date hereof until the Time of Closing, the Vendor will forthwith make available to the Purchaser and its authorized representatives all data bases recorded or stored by means of any device, including in electronic form, title documents, leases, certificates of trade marks and copyrights, contracts and commitments in its possession or under its control relating to any of the Purchased Assets and the Vendor will forthwith make available to the Purchaser and its authorized representatives for examination all books of account and accounting records relating to the Purchased Assets. The Vendor will give the Purchaser and its authorized representatives every reasonable opportunity to have access to and to inspect the Purchased Assets. The exercise of any rights of access or inspection by or on behalf of the Purchaser under this Section 6.02(1) will not affect or mitigate the covenants, representations and warranties of the Vendor hereunder which will continue in full force and effect.

     (2) At the Time of Closing the Vendor will deliver to the Purchaser all of the documents referred to in Section 6.02(1). The Purchaser will preserve the documents so delivered for a period of six years from the Closing Date, or for such other period as is required by any applicable law, and will permit the Vendor and its authorized representatives reasonable access thereto in connection with the affairs of the Vendor, but the Purchaser will not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents.

     (3) Both prior to the Closing Date and, if the sale and purchase of the Purchased Assets hereunder fails to occur for whatever reason, thereafter the Purchaser will not disclose to anyone or use for its own or for any purpose other than the purpose contemplated by this Agreement any confidential information concerning the Vendor obtained by the Purchaser pursuant hereto, will hold all such information in the strictest confidence and, if the sale and purchase of the Purchased Assets hereunder fails to occur for whatever reason, will return all documents, records and all other information or data relating to the Vendor which the Purchaser obtained pursuant hereto (including all copies thereof).

6.03      Risk of Loss

     (1) Until the Time of Closing the Purchased Assets will remain at the risk of the Vendor and the Vendor will maintain policies of insurance in respect of loss or damage to or any other casualty in respect of the Purchased Assets. In the event of any loss, damage or claim in respect of any risk for which insurance is to be carried as aforesaid arising before the Time of Closing the Purchaser, as an additional condition of closing, will be entitled to be satisfied that the insurers have accepted the claim of the Vendor for payment in accordance with the terms of the policies. If any destruction or damage occurs to the Purchased Assets on or before the Time of Closing or if any or all of the Purchased Assets are appropriated, expropriated or seized by governmental or other lawful authority on or before the Time of Closing, the Vendor will forthwith give notice thereof to the Purchaser and the Purchaser will have the option, exercisable by notice given within five Business Days of the Vendor giving the notice of such destruction, damage, appropriation, expropriation or seizure:

     (a) to reduce the Purchase Price by an amount equal to the cost of repair or, if destroyed or damaged beyond repair or if appropriated, expropriated or seized, by an amount equal to the replacement cost of the assets forming part of the Purchased Assets so damaged or destroyed or appropriated, expropriated or seized and to complete the purchase;

     (b) to complete the purchase without reduction of the Purchase Price, in which event all proceeds of insurance or compensation for destruction or damage or appropriation, expropriation or seizure will be payable to the Purchaser and all right and claim of the Vendor to any such amounts not paid by the Closing Date will be assigned to the Purchaser; or

     (c) to rescind this Agreement and not complete the purchase if, in the opinion of the Purchaser, such destruction, damage, appropriation, expropriation or seizure is material and in such event the Vendor and the Purchaser will be released from all obligations hereunder.

     (2) If the Vendor gives notice pursuant to Section 6.03(1) within five Business Days prior to Closing Date, the Closing Date will be postponed until five Business Days after the giving of such notice by the Vendor.

     (3) If the Purchaser elects to reduce the Purchase Price pursuant to
Section 6.03(1)(a), the Vendor and the Purchaser will at the Time of Closing determine the amount of the reduction to the extent that it is then determinable and will undertake to adjust such amount after the Closing Date, if necessary.

6.04      Obtaining of Consents and Approvals

     (1) To the extent that any of the Purchased Assets to be assigned, transferred, delivered or conveyed to the Purchaser, or any claim, right or benefit arising thereunder or resulting therefrom (collectively, the "Rights") is not capable of being assigned, transferred or conveyed without the approval, consent or waiver or any third person (including any government or governmental authority), then this Agreement and instruments of conveyance or transfer executed in connection herewith shall not constitute an assignment, transfer, delivery or conveyance thereof. The Vendor will agree to hold in trust, for the benefit of the Purchaser, any such rights intended to be included in the Purchased Assets which are not so conveyed.

     (2) The Vendor shall use its reasonable efforts to deliver, at or prior to the Time of Closing, all such approvals, consents or waivers as referred to in
Section 6.04(1). If, notwithstanding such efforts, the Vendor is unable to obtain any of such approvals, consents or waivers, the Vendor shall not be liable to the Purchaser for any breach of covenant, provided that nothing contained herein shall affect any condition precedent to the Purchaser's obligation to complete the transaction contemplated hereby referred to in
Section 5.01.

     (3) To the extent any consent, approval or waiver of any third person required in connection with the transactions contemplated hereby has not been obtained by the Vendor or the Purchaser as of the Time of Closing, the Vendor shall after the Closing Date:

          (i) fully co-operate with the Purchaser in obtaining the approval, consent or waiver of any such third person;

          (ii) fully co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefit of the rights to the Purchaser so long as the Purchaser fully co-operates with the Vendor in such arrangements and promptly reimburses the Vendor for all payments made by the Vendor in connection therewith; and

          (iii) enforce, at the request of and for the benefit of the Purchaser, any rights of the Vendor arising from such Right (which, in accordance with Section 6.04(1) shall be held in trust for the Purchaser) against any such third person, including the right to elect to terminate any such Right in accordance with the terms thereof upon the advice of the Purchaser;

to the extent that the Purchaser is provided the benefit of any Right pursuant to Section 6.04(3), the Purchaser shall perform for the benefit of any third person (including a government or governmental authority) the obligations of the Vendor thereunder or in connection therewith, but only to the extent that such action by the Purchaser will not result in any default thereunder or in connection therewith. If the Purchaser shall fail to perform to the extent required herein, the Vendor shall cease to be obligated under Section 6.04(3) in respect of the Right which is the subject of such failure to perform, until such failure is remedied by the Purchaser.

                              Article 7 - General

7.01      Indemnification

          The obligations of the Vendor and the Purchaser under this Agreement to indemnify and save harmless the other and its directors, officers, employees and agents are, in the case of any Claim by a third party, conditional upon the party that is otherwise entitled to be indemnified (the "Indemnitee") giving prompt notice to the other (the "Indemnitor") of such Claim and permitting the Indemnitor at its expense to participate in all negotiations relating thereto, to assume the defence of any action or proceeding relating thereto and to determine (with the Indemnitee, acting reasonably) whether any settlement should be made with respect thereto; provided that if, as confirmed by the written opinion of the Indemnitee's counsel, the interests of the Indemnitee conflict with those of the Indemnitor in connection with such Claim, the Indemnitee will have the right, at the Indemnitor's expense, to defend its own interests provided that any settlement of such Claim is on terms and conditions approved by the Indemnitor, acting reasonably. If the Indemnitor does not defend any Claim, the Indemnitee will have the right to do so on its own behalf and on behalf of the Indemnitor at the expense of the Indemnitor.

7.02      Further Assurances

          Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.03      Time of the Essence

          Time is of the essence of this Agreement.

7.04      Fees and Commissions

          Each of the Vendor and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

7.05      Public Announcements

          Except as required by law, no public announcement or press release concerning the sale and purchase of the Purchased Assets may be made by the Vendor or the Purchaser without the prior consent and joint approval of the Vendor and the Purchaser; provided however that the Vendor may make any public disclosure which it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities.

7.06      Benefit of the Agreement

          This Agreement will enure to the benefit of and be binding upon the respective administrators, other legal representatives, successors and permitted assigns of the parties hereto.

7.07      Entire Agreement

          This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

7.08      Amendments and Waivers

          No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.09      Assignment

          This Agreement may not be assigned by the Vendor or the Purchaser without the written consent of the other.

7.10      Notices

          Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

          To the Vendor:

               World Heart Corporation
               1 Laser Street
               Ottawa, Ontario
               K2E 7V1

               Fax No.: (613) 723-8522

               Attention:   CFO

          To the Purchaser:

               2007262 Ontario Inc.
               1 Laser Street
               Ottawa, Ontario
               K2E 7V1

               Fax No.: 613-723-8522

               Attention:  President

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

7.11      Remedies Cumulative

          The right and remedies of the parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

7.12      Governing Law

          This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.13      Counterparts

          This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

          IN WITNESS WHEREOF the parties have executed this Agreement.

                      WORLD HEART CORPORATION

                      By:  /s/ Ian W. Malone
                         ------------------------
                         Name:    Ian W. Malone
                         Title:   Chief Financial Officer


                      2007262 ONTARIO INC.

                      By:  /s/ Ian W. Malone
                         -------------------------
                         Name:    Ian W. Malone
                         Title:   Chief Financial Officer

                                                                          Item 5

                             SHAREHOLDERS AGREEMENT

                  THIS AGREEMENT dated as of December 19, 2001;

B E T W E E N:

                    New Generation Biotech (Equity) Fund Inc., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as "NewGen"),

                                                              OF THE FIRST PART,

                                     - and -

                    World Heart Corporation, a corporation incorporated under the laws of the Province of Ontario
                    (hereinafter referred to as "WorldHeart"),

                                                             OF THE SECOND PART,

                                     - and -

                    2007262 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as the "Corporation"),

                                                              OF THE THIRD PART,



          WHEREAS the authorized capital of the Corporation consists of an unlimited number of common shares, of which 200 are issued and outstanding, 637,000 Series 1 Preferred Shares, of which 637,000 are issued and outstanding and 200,000 Series 2 Preferred Shares, of which 100,000 are issued and outstanding;

          AND WHEREAS at the date hereof all of the issued shares of the Corporation are beneficially owned by NewGen and WorldHeart as follows:

SHAREHOLDERS        COMMON SHARES       SERIES 1 SHARES          SERIES 2 SHARES
------------        -------------       ---------------          ---------------

NewGen                  100                 637,000                     --
WorldHeart              100                   --                     100,000


          AND WHEREAS the Shareholders and the Corporation have agreed to enter into this Agreement as being in their respective best interests and for the purpose of providing for the operation of the Corporation;

          NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties hereto agree as follows:

                           Article 1 - INTERPRETATION

1.01      Definitions

          In this Agreement, unless something in the subject matter or context is inconsistent therewith:

     (a) "Act" means the Business Corporations Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced;

     (b) "Agreement" means this agreement and all schedules attached hereto and all amendments made hereto and thereto by written agreement between the Shareholders and the Corporation;

     (c) "Articles" means the articles of incorporation and the articles of amendment of the Corporation;

     (d) "Auditor" means the auditor of the Corporation appointed from time to time;

     (e) "Automatic Exchange Rights" means the benefit of the obligation of WorldHeart to effect the automatic exchange of Series 1 Shares for the WorldHeart Equity Equivalent pursuant to Section 4.07.

     (f) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in Ontario;

     (g)  "Communication" has the meaning set out in Section 5.08;

     (h) "Current Market Price" has the meaning ascribed thereto in the Series 1 Share Provisions;

     (i)  "Exchange Right" has the meaning ascribed thereto in Section 4.01;

     (j) "Insolvency Event" means the institution by the Corporation of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of the Corporation to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up or the commencement of any proceedings regarding a plan of arrangement or proposal to its creditors under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 30 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.1 of the Share Provisions or the occurrence of a WorldHeart Control Transaction, or the occurrence of any event or circumstance which could negatively affect NewGen's ability to exercise the retraction rights as set out in Article 6 of the Series 1 Share Provisions;

     (k)  "Liquidation  Call  Purchase  Price" has the meaning  given in Section
          4.11;

     (l) "Liquidation Call Right" has the meaning ascribed thereto in Section 4.11;

     (m) "Liquidation Event" means (i) the liquidation, dissolution or winding-up of WorldHeart or any other distribution of the assets of WorldHeart among its members for the purpose of winding up its affairs, (ii) the occurrence of a WorldHeart Control Transaction, or
          (iii) the occurrence of any other event or circumstance which could negatively affect the ability of the holders of the Series 1 Shares to exercise the retraction rights set out in Article 6 of the Series 1 Share Provisions;

     (n)  "Liquidation Event Effective Date" has the meaning ascribed thereto in
          Section 4.07(b);

     (o) "Officer's Certificate" means a certificate signed by any officer or director of the corporation with respect to which such certificate is given;

     (p) "Redemption Amount" has the meaning ascribed thereto in Series 1 Share Provisions;

     (q)  "Redemption  Call Right" has the meaning  ascribed  thereto in Section
          4.13;

     (r) "Redemption Call Right Purchase Price" has the meaning ascribed thereto in Section 4.13;

     (s) "Redemption Date" has the meaning ascribed thereto in the Series 1 Share Provisions;

     (t)  "Retracted Shares" has the meaning ascribed thereto in Section 4.05;

     (u)  "Retraction  Call Right" has the meaning  ascribed  thereto in Section
          4.12;

     (v) "Retraction Call Right Purchase Price" has the meaning ascribed thereto in Section 4.12;

     (w) "Retraction Date" has the meaning ascribed thereto in the Series 1 Share Provisions;

     (x) "Retraction Request" has the meaning ascribed thereto in the Series 1 Share Provisions;

     (y) "Securities Act" means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect;

     (z) "Series 1 Shares" means the Series 1 Preferred Shares in the capital of the Corporation;

     (aa) "Series 1 Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Series 1 Shares as set forth in the Articles;

     (bb) "Shares" means the shares of the Corporation that the Shareholders at the date hereof or hereafter may beneficially own;

     (cc) "Shareholders"   means  NewGen  and  WorldHeart,   collectively,   and
          "Shareholder" means any one of such persons; and

     (dd) "WorldHeart Common Shares" means the common shares in the capital of WorldHeart;

     (ee) "WorldHeart Control Transaction" has the meaning ascribed thereto in the Series 1 Shares Provisions;

     (ff) "WorldHeart Equity Equivalent" has the meaning ascribed thereto in the Series 1 Share Provisions; and

     (gg) "WorldHeart Purchase Warrants" has the meaning ascribed thereto in the Series 1 Share Provisions.

1.02     Sections and Headings

          The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03      Number

          Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.04      Accounting Principles

          Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

1.05      Unanimous Shareholder Agreement

          To the extent that this Agreement specifies that any matters may only be or shall be dealt with or approved by or shall require action by the Shareholders, the discretion and powers of the directors of the Corporation to manage and to supervise the management of the business and affairs of the Corporation with respect to such matters are correspondingly restricted.

                             Article 2 - MANAGEMENT

2.01     Carrying out of the Agreement

          The  Shareholders   shall  at  all  times  carry  out  and  cause  the
Corporation to carry out the provisions of this Agreement.

2.02      Idem

          Each of NewGen and WorldHeart and their respective nominee directors, so long as they are directors of the Corporation and to the extent that NewGen and WorldHeart are permitted by law to bind their respective nominees to do so, will act and vote as directors in order that the purpose, intent and provisions of this Agreement shall be carried out.

2.03      Idem

          The Corporation confirms its knowledge of this Agreement and will carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so.

2.04      Directors

          The board of directors of the Corporation shall consist of four directors and two nominees designated by NewGen and two nominees designated by WorldHeart shall be the directors of the Corporation.

2.05      Officers

          The officers of the Corporation shall be such persons as are nominated from time to time by WorldHeart.

2.06      Auditor

          PriceWaterhouseCoopers shall be appointed the auditor of the Corporation unless, prior to the appointment of any other person as auditor of the Corporation, all of the Shareholders have consented in writing to such person being appointed and a copy of such consent has been filed with the Corporation.

2.07      Approval of Matters

          None of the following actions:

     (a)  any change in the articles or by-laws of the Corporation;

     (b)  any change in the authorized or issued capital of the Corporation;

     (c) the entering into of any agreement or the making of any offer or the granting of any right capable of becoming an agreement to allot or issue any shares of the Corporation;

     (d) any action which may lead to or result in a material change in the nature of the business of the Corporation;

     (e) the entering into of any agreement other than in the ordinary course of the Corporation's business;

     (f) the borrowing of any money, the giving of any security or the making or incurring of any single capital expenditure in excess of $100,000 or any capital expenditures which, in the aggregate, are in excess of $500,000 in any financial year of the Corporation;

     (g) the taking of any steps to wind-up or terminate the corporate existence of the Corporation;

     (h) the sale, lease, exchange or disposition of the entire undertaking or property or assets of the Corporation or any substantial part thereof;

     (i) the making of, directly or indirectly, loans or advances to, or the giving of security for or the guaranteeing of the debts of, any person;

     (j)  the declaration or payment of any dividend;

     (k) the taking, holding, subscribing for or agreeing to purchase or acquire shares in the capital of any body corporate;

     (l) the entering into of a partnership or of any arrangement for the sharing of profits, union of interests, joint venture or reciprocal concession with any person; and

     (m) the entering into of an amalgamation, merger or consolidation with any other body corporate;

shall be taken by the Corporation unless:

          (A) in the case of an action that by law requires the approval of the directors only:

               (I)  at any meeting of directors:

                    1. a director nominated by NewGen and a director nominated by WorldHeart are present; and

                    2. at least three directors at a properly constituted meeting of directors give their approval to such action by resolution; or

               (II) all of the directors consent to such action by an instrument or instruments in writing; and

          (B) in the case of an action that by law requires the approval of the shareholders, all of the Shareholders consent to such action by an instrument or instruments in writing.

2.08      Earliest Redemption Date

          The directors of the Corporation shall not change the "Earliest Redemption Date" (as defined in the Series 1 Share Provisions) from its current date of March 19, 2003 unless all of the proceeds received by the Corporation from the issuance of the Series 1 Shares are expended by the Corporation in the normal course of business before March 19, 2003, in which case the directors may establish an earlier Earliest Redemption Date corresponding to the date that such proceeds are exhausted.

2.09      Special Approval for Granting Security Interest

          The Corporation shall not grant a lien, claim, encumbrance or security interest on any of its undertaking, properties or assets without the approval of all of the directors given in accordance with Section 2.07(B) and the approval of the holders of the Series 1 Shares given in accordance with Section 9.2 of the Series 1 Share Provisions.

                        Article 3 - DEALING WITH SHARES

3.01      No Transfer of Shares

          Except as expressly provided for in this Article 3, the Shareholders shall not sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber their

Shares or their rights under this Agreement without first complying with all of the provisions of this Agreement unless, prior to the disposition or encumbrance of their Shares, all of the Shareholders have consented in writing to such disposition or encumbrance.

3.02      Endorsement on Certificates

          Share certificates of the Corporation shall bear the following language either as an endorsement or on the face thereof:

          "The shares represented by this certificate are subject to all the terms and conditions of a shareholders agreement dated as of December 19, 2001, as the same may be amended from time to time, a copy of which is on file at the registered office of the Corporation."

3.03      Pledge of Shares

          Any Shareholder may pledge, charge, mortgage or otherwise specifically encumber his Shares to a bank or other financial institution for the purpose of securing any borrowings by such Shareholder, provided that such bank or financial institution acknowledges to the parties to this Agreement in writing that the pledge, charge, mortgage or encumbrance of such Shares shall at all times be subject to all the terms and conditions of this Agreement, including the prohibition against pledging, charging or mortgaging or otherwise encumbering such Shares contained in Section 3.01 except as permitted pursuant to this Section 3.03.

                  Article 4 - Exchange Rights and Call Rights

4.01      Grant of Exchange Right

          WorldHeart hereby grants to NewGen the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require WorldHeart to purchase from NewGen all, but not less than all of the Series 1 Shares, and WorldHeart hereby grants to NewGen the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. WorldHeart hereby acknowledges receipt from NewGen of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights. The Exchange Right and the Automatic Exchange Rights shall be and remain vested in and exercisable by NewGen.

4.02      Purchase Price

          The purchase price payable by WorldHeart for the Series 1 Shares to be purchased by WorldHeart under the Exchange Right shall be the Redemption Amount.

4.03      Exercise Instructions

          Subject to the terms and conditions herein set forth, NewGen shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to exercise the

Exchange Right with respect to all, but not less than all, of the Series 1 Shares. To cause the exercise of the Exchange Right, NewGen shall deliver to WorldHeart, in person or by certified or registered mail, the certificates representing the Series 1 Shares, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Series 1 Shares under the Act and such additional documents and instruments as WorldHeart may reasonably require together with a duly completed form of notice of exercise of the Exchange Right stating (i) that NewGen exercises the Exchange Right so as to require WorldHeart to purchase from NewGen the Series 1 Shares, and (ii) that NewGen has good title to and owns all such Series 1 Shares free and clear of all liens, claims and encumbrances.

4.04      Delivery of WorldHeart Equity Equivalent

          Promptly after the receipt of the certificates representing the Series 1 Shares for purchase under the Exchange Right and such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right, duly endorsed for transfer to WorldHeart, WorldHeart shall promptly deliver or cause to be delivered to NewGen certificates representing the WorldHeart Equity Equivalent.

4.05      Exercise of Exchange Right Subsequent to Retraction

          In the event that NewGen has exercised its right under Article 6 of the Series 1 Share Provisions to require the Corporation to redeem the Series 1 Shares (the "Retracted Shares") and is notified by the Corporation pursuant to
Section 6.5 of the Series 1 Share Provisions that the Corporation will not be permitted as a result of solvency requirements of applicable law to redeem all Retracted Shares, and provided that NewGen has not revoked the retraction request delivered by NewGen to the Corporation pursuant to Section 6.6 of the Series 1 Share Provisions and provided further that NewGen has received written notice of same from the Corporation, the retraction request will constitute and will be deemed to constitute notice from NewGen to WorldHeart that it exercises the Exchange Right with respect to the Retracted Shares.

4.06      Notice of Insolvency Event

          As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Corporation shall give written notice thereof to the Shareholders and to WorldHeart.

4.07      Automatic Exchange on Liquidation Event

     (a) Each of the Corporation and WorldHeart will give NewGen immediate written notice of any Liquidation Event.

     (b) In order that NewGen will be able to participate on a pro rata basis with the holders of WorldHeart Shares in the distribution of assets of WorldHeart in connection with any Liquidation Event, on the fifth Business Day prior to the effective date (the "Liquidation Event Effective Date") of a Liquidation Event all of the Series 1 Shares shall be automatically exchanged for the WorldHeart Equity Equivalent.

     (c) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Series 1 Shares for the WorldHeart Equity Equivalent shall be deemed to have occurred and NewGen shall be considered and deemed for all purposes to be the holder of the securities of WorldHeart comprising the WorldHeart Equity Equivalent issuable upon the automatic exchange of the Series 1 Shares. Upon the request of NewGen and the surrender by NewGen of Series 1 Share certificates, duly endorsed in blank and accompanied by such
          instruments  of  transfer  as  WorldHeart   may  reasonably   require,
          WorldHeart shall deliver or cause to be delivered to NewGen certificates representing the WorldHeart Equity Equivalent, and until such request is made the Series 1 Shares share certificates shall be deemed to represent the WorldHeart Equity Equivalent issuable upon the automatic exchange of the Series 1 Shares.

4.08      Taxes

          All payments to NewGen by WorldHeart under this Agreement shall be made free and clear of and without deduction or withholding for any and all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities being referred to as "Taxes") imposed by any country (or any political subdivision of taxing authority of it), unless such Taxes are required by applicable law to be deducted or withheld. If WorldHeart shall be required by applicable law to deduct or withhold any such Taxes from or in respect of any amount payable under this Agreement, (i) the amount payable shall be increased as may by necessary so that after making all required deductions or withholdings, NewGen receives an amount equal to the amount it would have received if no such deduction or withholding had been made, (ii) WorldHeart shall make such deductions or withholdings, and (iii) WorldHeart shall immediately pay the full amount deducted or withheld to the relevant governmental entity in accordance with applicable law.

4.09      Covenants of WorldHeart Regarding Series 1 Shares

          So long as any Series 1 Shares are outstanding, WorldHeart will:

     (a)  not declare or pay any dividend on the WorldHeart Common Shares unless
          (i) the Corporation shall simultaneously declare or pay, as the case may be, an equivalent dividend (as provided for in the Series 1 Share Provisions) on the Series 1 Shares and (ii) the Corporation shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such dividend on the Series 1 Shares;

     (b) advise the Corporation sufficiently in advance of the declaration by WorldHeart of any dividend on WorldHeart Common Shares and take all such other actions as are reasonably necessary, in co-operation with the Corporation, to ensure that the respective declaration date, record date and payment date for a dividend on the

          Series 1 Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the WorldHeart Common Shares;

     (c) ensure that the record date for any dividend declared on WorldHeart Common Shares is not less than 10 Business Days after the declaration date of such dividend; and

     (d) take all such actions (including advancing funds to the Corporation, if required) and do all such things as are reasonably necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Redemption Amount in respect of each issued Series 1 Share upon the liquidation, dissolution or winding-up of the Corporation, the delivery of a Retraction Request by NewGen or a redemption of Series 1 Shares by the Corporation, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit the Corporation to cause to be delivered the WorldHeart Equity Equivalent to NewGen in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Series 1 Share Provisions.

4.10      Take Over Bids

          In the event that a take over bid, tender offer, share exchange offer, issuer bid or similar transaction with respect to WorldHeart Common Shares (an "Offer") is proposed by WorldHeart or is proposed to WorldHeart or its shareholders and is recommended by the Board of Directors of WorldHeart, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of WorldHeart, and the Series 1 Shares are not redeemed by the Corporation, WorldHeart will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit NewGen to participate with respect to the Series 1 Shares held by it in such Offer to the same extent and on an economically equivalent basis as the holders of the relevant WorldHeart Common Shares, without discrimination. Without limiting the generality of the foregoing, WorldHeart will use its reasonable efforts expeditiously and in good faith to ensure that NewGen may participate in each such Offer without being required to retract Series 1 Shares as against the Corporation (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of the Corporation to redeem Series 1 Shares in the event of a WorldHeart Control Transaction.

4.11      WorldHeart Liquidation Call Right

     (a) WorldHeart shall have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Corporation pursuant to Section 5 of the Series 1 Share Provisions, to purchase on the Liquidation Date all but not less than all of the Series 1 Shares held by NewGen on payment by WorldHeart of an amount (the "Liquidation Call Right Purchase Price") equal to the Redemption Amount. In the event of the exercise of the Liquidation Call Right by WorldHeart, NewGen shall be obligated to sell all the Series 1 Shares held by it to WorldHeart on the Liquidation Date on payment by WorldHeart to NewGen of the Liquidation Call Purchase Price by delivery of certificates representing the WorldHeart Equity Equivalent, and the Corporation shall have no obligation to pay the Redemption Amount to NewGen pursuant to Article 5 of the Series 1 Share Provisions as the holder of the Series 1 Shares so purchased by WorldHeart.

     (b) To exercise the Liquidation Call Right, WorldHeart must notify NewGen of WorldHeart's intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of the Corporation and shall use reasonable efforts to give at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. If WorldHeart exercises the Liquidation Call Right, then on the Liquidation Date WorldHeart will purchase and NewGen will sell all of the Series 1 Shares then outstanding for a price equal to the Liquidation Call Purchase Price payable by delivery of certificates representing the WorldHeart Equity Equivalent.

4.12      WorldHeart Retraction Call Right

     (a) WorldHeart shall have the overriding right (the "Retraction Call Right") in the event of and notwithstanding the proposed redemption of the Series 1 Shares by the Corporation as required by NewGen pursuant to Section 6 of the Series 1 Share Provisions, to purchase on the Retraction Date all but not less than all of the Series 1 Shares held by NewGen on payment by WorldHeart to NewGen of an amount (the "Retraction Call Purchase Price") equal to the Redemption Amount.

     (b) To exercise the Retraction Call Right, WorldHeart must notify NewGen of its determination to do so (the "Call Notice") within 3 Business Days of notification to the Corporation and WorldHeart by NewGen of the Retraction Request. If WorldHeart delivers the Call Notice within such 3 Business Day period, and provided that the Retraction Request is not revoked by NewGen in the manner specified in Section 6.6 of the Series 1 Share Provisions, the Retraction Request shall thereupon be considered only to be an offer by NewGen to sell the Retracted Shares to WorldHeart in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and WorldHeart shall purchase from NewGen and NewGen shall sell to WorldHeart on the Retraction Date the Retracted Shares for a purchase price (the "Retraction Right Purchase Price") equal to the Redemption Amount and payable by delivery of certificates representing the WorldHeart Equity Equivalent. The closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that WorldHeart does not deliver a Call Notice within such 3 Business Day period or does not complete the purchase of the Retracted Shares in accordance with the terms hereof, and provided that the Retraction Request is not revoked by NewGen in the manner specified in Section 6.6 of the Share Provisions, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in Article 6 of the Share Provisions.

4.13      WorldHeart Redemption Call Right

     (a) WorldHeart shall have the overriding right (the "Redemption Call Right"), in the event of and notwithstanding the proposed redemption of the Series 1 Shares by the Corporation pursuant to Article 7 of the Share Provisions, to purchase on the Redemption Date all, but not less than all, of the Series 1 Shares held by NewGen on payment by WorldHeart to NewGen of an amount (the "Redemption Call Right Purchase Price") equal to the Redemption Amount. In the event of the exercise of the Redemption Call Right by WorldHeart, NewGen shall be obligated to sell all the Series 1 Shares held by the holder to WorldHeart on the Redemption Date on payment by WorldHeart to the holder of the Redemption Call Right Purchase Price by delivery of certificates representing the WorldHeart Equity Equivalent.

     (b) To exercise the Redemption Call Right, WorldHeart must notify NewGen of WorldHeart's intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of a WorldHeart Control Transaction (as defined in the Series 1 Share Provisions), in which case WorldHeart shall so notify NewGen and the Corporation on or before the Redemption Date. If WorldHeart exercises the Redemption Call Right, on the Redemption Date WorldHeart will purchase and the holders will sell all of the Series 1 Shares for a price equal to the Redemption Call Purchase Price.

     (c) If WorldHeart does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Series 1 Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by the Corporation in connection with the redemption of the Series 1 Shares pursuant to Article 7 of the Series 1 Share Provisions.

4.14      Additional Obligations of WorldHeart

     (a) WorldHeart hereby represents, warrants and covenants in favour of the Corporation and NewGen that WorldHeart has reserved for issuance and will, at all times while any Series 1 Shares (other than Series 1 Shares held by WorldHeart or its Affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of WorldHeart Common Shares and WorldHeart Purchase Warrants (or other stock or securities into which WorldHeart Common Shares or WorldHeart Purchase Warrants may be reclassified or changed) (a) as is equal to the WorldHeart Equity Equivalent and (b) as are now and may hereafter be required to enable and permit WorldHeart to meet its obligations under this Agreement and under any other security or commitment pursuant to which WorldHeart may now or hereafter be required to issue WorldHeart Common

          Shares, to enable and permit WorldHeart to meet its obligations under each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right and to enable and permit the Corporation to meet its respective obligations hereunder and under the Series 1 Share Provisions.

     (b) WorldHeart shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom unless (i) all of the outstanding Series 1 Shares will be redeemed as part of the contemplated transactions, or (ii) the following conditions are satisfied:

          (A) such other Person or continuing corporation (the "WorldHeart Successor") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are satisfactory to the holders of the Series 1 Shares, acting reasonably, and in the opinion of legal counsel to the holders of Series 1 Shares are reasonably necessary or advisable to evidence the assumption by the WorldHeart Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such WorldHeart Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of WorldHeart under this Agreement; and

          (B) such transaction shall, to the satisfaction of the holders of the Series 1 Shares, acting reasonably, and in the opinion of legal counsel to the holders of Series 1 Shares, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the holders of the Series 1 Shares.

                              Article 5 - GENERAL

5.01      Confidentiality

          Each party hereto shall, and shall cause their respective affiliates to, keep confidential all information concerning the other parties' financial and business affairs known to it, and none of the parties hereto and their respective affiliates shall use any such information for its own business, except that such information may be disclosed (i) with the consent of the party to which such information relates, (ii) if required by court order or decree or applicable law, (iii) if it was or becomes generally available to the public,
(iv) if it is received by any party hereto or any of their respective affiliates on a non-confidential basis from a third party or (v) for use by employees, agents and representatives of any party hereto and any of their respective affiliates who need to know for purposes of this Agreement or to carry out any obligations with respect hereto provided that such employees, agents or representatives are, prior to receipt of such information, informed of the confidential nature of such information and agree to be bound by the non-disclosure provisions hereof.

5.02      Benefit of the Agreement

          This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

5.03      Entire Agreement

          This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.

5.04      Amendments and Waivers

          No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the parties hereto. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

5.05      Assignment

          Except as may be expressly provided in this Agreement, none of the parties hereto may assign his rights or obligations under this Agreement without the prior written consent of all of the other parties hereto.

5.06      Termination

          This Agreement shall terminate upon:

     (a)  the written agreement of all of the Shareholders;

     (b)  the dissolution of the Corporation; or

     (c)  one Shareholder becoming the beneficial owner of all of the Shares.

5.07      Severability

          If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

5.08      Notices

          Any demand, notice or other communication (hereinafter in this Section
5.08 referred to as a "Communication") to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, by registered mail or by transmittal by telex addressed to the recipient as follows:

To                   New Generation Biotech (Equity) Fund Inc.
                     70 York Street
                     Suite 1400
                     Toronto, ON
                     M5J 1S9
                     Facsimile No.:  (416) 604-2441

To                   World Heart Corporation
                     1 Laser Street
                     Ottawa, ON
                     K2E 7V1

                     Facsimile No.:  (613) 723-8522

To                   2007262 Ontario Inc.
                     1 Laser Street
                     Ottawa, ON
                     K2E 7V1

                     Facsimile No.:  (613) 723-8522

or such other address, telex number or individual as may be designated by notice by any party to the other. Any Communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the 3rd Business Day following the deposit thereof in the mail and, if given by telex, on the day of transmittal thereof. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or by telex.

5.09     Governing Law

                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

          IN WITNESS WHEREOF the parties have executed this Agreement.

                                   NEW GENERATION BIOTECH (EQUITY) FUND INC. by its agent, NGB MANAGEMENT INC.

                                   By: /s/ Kelly Holman
                                      --------------------
                                      Kelly Holman,
                                      Authorized Signatory


                                   WORLD HEART CORPORATION

                                   By: /s/ Ian W. Malone

                                      ---------------------
                                      Ian W. Malone,
                                      Chief Financial Officer

                                   2007262 ONTARIO INC.

                                   By: Ian W. Malone
                                       ---------------------
                                       Ian W. Malone,
                                       Chief Financial Officer

                                                                          Item 6

                             WORLD HEART CORPORATION


                          REGISTRATION RIGHTS AGREEMENT




                                December 19, 2001

                          REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the "Agreement") is made as of December 19, 2001 between WORLD HEART CORPORATION, a corporation incorporated under the law of the Province of Ontario (the "Company") and NEW GENERATION BIOTECH (EQUITY) FUND INC. a corporation incorporated under the law of the Province of Ontario (the "Holder").

     This Agreement is made in connection with the subscription agreement, dated as of the date hereof (the "Subscription Agreement") among 2007262 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario, the Company and the Holder pursuant to which the Holder agreed to purchase Series 1 Preferred Shares of 2007262. The execution of and delivery of this Agreement is a condition precedent to the obligations of the Holder under the Subscription Agreement.

     Unless otherwise defined herein, capitalized terms so used herein and not defined shall have the same meaning as provided in the Subscription Agreement.

The parties hereby agree as follows:

1.   Certain Definitions.

     (a) As used in this Agreement, the following terms shall have the following respective meanings:

     "Business Day" means, any day, other than Saturday, Sunday or legal holiday, on which banks in the Province of Ontario are open for business.

     "Commission" means the Ontario Securities Commission and any successor regulatory authorities having similar powers.

     "Common Shares" means the common shares the Company, as constituted on the date hereof, any shares into which such Common Shares shall have been changed, or any shares resulting from any reclassification of such Common Shares.

     "Holder" means New Generation Biotech (Equity) Fund Inc.

     "Notice Conditions" means that the Holder: (a) undertakes to redeem or exchange no less than one-half of the Series 1 Preferred Shares held by the Holder into Common Shares simultaneously with the issuance of a receipt for a (final) prospectus qualifying such shares for distribution; and (b) indicates that it has a bona fide present intention to sell the Common Shares issued to it upon the conversion referred to in (a) above.

     "Person" shall mean an individual, partnership, corporation, association, trust, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

     "POP Issuer" means an issuer qualified to file a prospectus in the form of 44-101F3 Short Form Prospectus under National Instrument 44-101 under the Securities Laws as that instrument may be amended or replaced from time to time hereafter.

     "Prospectus" has the meaning specified in Section 3(a).

     "Purchase Warrants" means the share purchase warrants of the Company which are exercisable into one Common Share per Purchase Warrant at an exercise price of $6.01 per Purchase Warrant.

     "Redemption Rights" means the rights of the Holder to redeem the Series 1 Preferred Shares held by it in exchange for payment in cash or in Common Shares and Purchase Warrants of the Company.

     "Registrable Securities" means: (i) the Common Shares and Purchase Warrants held by the Holder issued or issuable upon redemption of the Series 1 Preferred Shares pursuant to the exercise of the Redemption Rights; (ii) the Common Shares and Purchase Warrants held by the Holder issued, issuable or otherwise acquired or acquirable by the Holder pursuant to the provisions of the Series 1 Preferred Shares or pursuant to the exercise of any of the rights of the Holder or the Company under the Shareholder Agreement; (iii) any Common Shares or other securities issued or issuable upon any stock split, stock division, recapitalization, or similar event; and (iv) securities issued in replacement or exchange of any of the securities issued in clauses (i), (ii) or (iii) above.

     "Registration Expenses" means all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration, filing, listing and Toronto Stock Exchange ("TSE") fees, all fees and expenses complying with the Securities Laws, all translation expenses, all word processing, duplicating and printing expenses, all messenger and delivery expenses, any stock exchange fees, any transfer taxes, the fees and expenses of the Company's legal counsel and chartered accountants reasonable fees and disbursements of counsel for the Holder, and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities; provided however, that Registration Expenses shall not include underwriting discounts and commissions.

     "Registration Notice" has the meaning specified in Section 2(a).

     "Securities Laws" means the Securities Act (Ontario), and all rules and regulations promulgated thereunder.

     "Series 1 Preferred Shares" means the Series 1 Preferred Shares of 2007262, as constituted on the date hereof, any shares into which such Series 1 Preferred Shares shall have been changed, or any shares resulting from any reclassification of same.

     "Shareholder Agreement" means the Shareholders Agreement dated the date hereof among the Company, 2007262 and the Holder.

     "2007262" means 2007262 Ontario Inc.

     (b) All references to "dollars" or "$" herein shall be deemed references to Canadian Dollars unless specifically provided otherwise.

2.   Receipt for Prospectus.

     (a) Requested Qualification. If the resale by the Fund of the Registrable Securities would, at the time of delivery of such notice, be a distribution notwithstanding compliance with the conditions set forth in Section 2.5(2) of the Multilateral Instrument 45-102 under the Securities Laws, the Holder may, at any time after April 20, 2002 that it satisfies the Notice Conditions, provide a written notice (the "Registration Notice") to the Company requesting that the Company use its reasonable best efforts to obtain a receipt for a (final) prospectus under the Securities Laws to qualify for sale in Ontario that number of Common Shares referred to in the Registration Notice. In order to be effective, the Registration Notice must contain a representation of the Holder to the effect that the Holder satisfies the Notice Conditions.

     (b) Piggyback by Company. The Company may include in any prospectus filed pursuant to a Registration Notice any other securities of the Company for sale, for the Company's account or for the account of any other person.

     (c) Incidental Qualification. If the Company, for itself or for any other shareholder, shall at any time or times after the date hereof determine to file a prospectus under the Securities Laws in order to qualify a distribution of its securities or other equity securities, except any of its securities issued or issuable in connection with the offering and sale of Special Warrants of the Company to be completed on or about December 19, 2001, in a form and manner that, with the appropriate changes, would permit some or all of the Registrable Securities to be qualified for distribution to the public under such prospectus (other than in connection with any acquisition, take-over bid, issuer bid, corporate reorganization, dividend reinvestment plan or stock option or other employee benefit plan), the Company will notify the Holder of such determination at least thirty (30) days prior to the filing of such prospectus, and upon the written request of the Holder given to the Company within twenty (20) days after the receipt of such notice, the Company will use its reasonable best efforts as soon as practical thereafter to cause any of the Holder's Registrable Securities specified in the Holder's request to be included in such prospectus to the extent such prospectus qualification is permissible under the Securities Laws.

     (d) Expenses. The Company shall pay all Registration Expenses incurred in connection with the qualification for sale of any Common Shares pursuant hereto.

     (e) Effective Conversion. The conversion of any Series 1 Preferred Shares for Common Shares shall not be deemed to have been effected unless a receipt for a (final) prospectus relating thereto has been issued by the Commission. Notwithstanding the foregoing, nothing contained in this Agreement shall in any way derogate from the rights of the Holder or the Company to effect a redemption, retraction or other exchange of the Series 1 Preferred Shares under the articles of 2007262, the Shareholder Agreement or otherwise if no registration rights are exercised hereunder. The Company shall not cause the redemption, retraction or exchange of the Series 1 Shares at any time after the Company receives a Registration Notice until the Company complies with Section 3(a).

     (f) Notwithstanding anything in paragraphs (a) and (c) of this Section 2, the Company shall have the right to delay any qualification of Registrable Securities requested pursuant to paragraph (a) or (c) of this Section 2 for up to sixty (60) days if the

     Company determines, in its sole discretion acting reasonably, that such registration could interfere with a bona fide financing, acquisition or other transaction or business plan being considered at the time of receipt of the Registration Notice from the Holder or would require disclosure of non-public information, the premature disclosure of which could adversely affect the Company or such transaction.

3.   Qualification Procedures.

     (a) If and whenever the Company is required to use its reasonable best efforts to file a prospectus in respect of any Registrable Securities under the Securities Laws as provided in Section 2, subject to the terms and conditions of Section 2, the Company will:

     (i) prepare and file within sixty (60) days after a request for qualification has been delivered to the Company or, if the Company is then a POP Issuer, within thirty (30) days after such request has been so delivered, a preliminary prospectus with the Commission and such other related documents as may be necessary or appropriate relating to the proposed distribution and shall, as soon as possible after any comments of such Commission have been satisfied, prepare and file in accordance with the Securities Laws a (final) prospectus in the English language (a "Prospectus") and receive a receipt therefor and shall take all other steps and proceedings that may be necessary in order to register or qualify the Registrable Securities for distribution under the Securities Laws;

     (ii) prepare and file with the Commission such amendments and supplements to such Prospectus pursuant to the Securities Laws as may be necessary to keep such Prospectus effective and to comply with the provisions of the Securities Laws with respect to the disposition of all securities covered by such Prospectus until the earlier of such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Prospectus or the expiration of six (6) weeks after a receipt for such (final) Prospectus is issued;

     (iii)furnish to the Holder (A) such number of conformed copies of such Prospectus, each (preliminary) prospectus and (final) prospectus and each amendment and supplement thereto (in each case including all exhibits), any document filed with or received from any securities commission, in conformity with requirements of the Securities Laws,
          (B) any and all auditors letters, comfort letters and reports in relation to a qualification; the Company shall instruct its auditors to address such letters and reports to the Holder; the Company shall convey to the Holder the substance of any verbal advice from such auditors; (C) customary opinions of counsel to the Company in relation to a qualification; (D) notice of any information which may reasonably give reason to a Holder to not proceed with qualification; and (E) such other documents as the Holder or a purchaser of Registrable Securities to be sold under such Prospectus may reasonably request;

     (iv) promptly notify the Holder at any time when a prospectus relating thereto is required to be delivered under applicable Securities Laws of the happening of any event as a result of which the Prospectus, as then in effect, includes an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of circumstances under which they were made, and at the request of the Holder promptly prepare and furnish to the Holder a reasonable number of copies of a supplement to an amendment thereof as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

     (v) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the Commission;

     (vi) provide a transfer agent for all Registrable Securities covered by such Prospectus not later than the effective date of such Prospectus; and

     (vii)use reasonable best efforts to list all Registrable Securities covered by such Prospectus on any securities exchange on which any of the shares of the Company are then listed.

     (b) The Company may require the Holder, at its own expense, to furnish the Company with such information and undertakings, as it may reasonably request regarding the Holder, as applicable, and the distribution of such securities as the Company may from time to time reasonably request in writing.

     (c) The Holder, by execution of this Agreement agrees, (A) that upon receipt of any notice of the Company of the happening of any event of the kind described in subdivision (a)(iv) of this Section 3, the Holder will forthwith discontinue its disposition of Registrable Securities pursuant to the Prospectus relating thereto until the expiration of any time limits imposed by applicable Securities Laws and until the receipt by the Holder of the copies of the supplemented or amended prospectus contemplated by subdivision (a)(iv) of this Section 3 and, if so directed by the Company, wil1 deliver to the Company all copies other than permanent file copies, then in possession of the Holder of the prospectus relating to such Registrable Securities current at the time of receipt of such notice and
     (B) it will immediately notify the Company, at any time when a prospectus relating to the registration or qualification of such Registrable Securities is required to be delivered under the Securities Laws, of the happening of any event as a result of which information previously furnished by the Holder to the Company for inclusion in such prospectus contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. In the event the Company or the Holder shall give any such notice, the period referred to in subdivision (a)(i) of this Section 3 shall be extended by a number of days equal to the number of days during the period from including the giving of notice pursuant to subdivision (a)(iv) of this Section 3 to and including date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by subdivision (a)(iv) of this Section 3.

4.   Preparation: Reasonable Investigation.

     In connection with the preparation and filing of each Prospectus under the Securities Laws, the Company will give the Holder, the underwriters, if any, and their respective counsel and accountants, drafts and final copies of such Prospectus, each preliminary or final prospectus with respect thereto and each amendment thereof or supplement thereto, concurrently with the filing thereof with the Commission.

5.   Current AIF Covenant.

         The Company covenants and agrees with the Holder that the Company shall use its reasonable best efforts to ensure that it at all times has a current AIF filed on SEDAR. For the purpose of this Section 5, "current AIF" has the meaning ascribed to that term in Section 1.1 of Multilateral Instrument 45-102 under the Securities Laws.

6.   Indemnification and Contribution.

     (a) Indemnification by the Company. In the event of any qualification under the Securities Laws pursuant to Section 2 of any Registrable Securities covered by such qualification, the Company will, and hereby does, indemnify and hold harmless the Holder of Registrable Securities, to be sold under such Prospectus, and each other person, if any, who controls the Holder within the meaning of the Securities Laws and each of their respective directors and officers (collectively, the "Indemnified Parties"), against any losses, claims, damages or liabilities, joint or several, to which the Indemnified Party may become subject under the Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Prospectus under which such securities were registered or qualified under the Securities Laws, any preliminary prospectus or (final) prospectus contained therein or any document incorporated therein by reference, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any violation by the Company of any rule or regulation promulgated under the Securities Laws and relating to action or inaction required of the Company in connection with any such qualification, and the Company will reimburse the Indemnified Parties for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, however, that (i) the Company shall not be liable to any Indemnified Party in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon untrue statement or alleged untrue statement or omission or alleged omission made in such Prospectus, any such preliminary prospectus, (final) prospectus amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Indemnified Party in writing for use in such Prospectus or filing, except the Company shall be liable if such true statement or omission was corrected in such Prospectus, preliminary prospectus, (final) prospectus, amendment or supplement and the Company failed to deliver such corrected document under circumstances in which the obligation to deliver such corrected document was the responsibility of the Company and (ii) the indemnity agreement contained in this Section with respect to any preliminary Prospectus shall not inure to the benefit of any Indemnified Party on account of any losses, claims, damages, liabilities litigation arising from the sale of Registrable Securities to any person if such person was not timely given a copy of the (final) Prospectus under circumstances in which the obligation to deliver such document was not the responsibility of the Company.

     (b) Indemnification by the Holder. The Company may require, as a condition to including any securities of the Company held by any person or entity in any Prospectus filed pursuant to Section 2, that the Company shall have received an undertaking reasonably satisfactory to it from such person or entity to indemnify and hold harmless (in the same manner and to the same extent as set forth in subdivision (a) of this Section 6, the Company, each director of the Company, each officer of the Company, each other person, if any, who controls the Company within the meaning of the Securities Laws, and each underwriter or agent thereof, with respect to any statement or alleged statement in or omission or alleged omission from such Prospectus, any (preliminary) prospectus, (final) prospectus or summary prospectus contained therein, or amendment or supplement thereto, if, and only if, such statement or alleged statement in or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company directly by such person or entity specifically for use therein; provided, however, that the obligation of the Holder hereunder shall be (x) several and not joint and (x) limited to an amount equal to the proceeds received by the Holder upon the sale of Registrable Securities sold in the offering covered by such Prospectus.

     (c) Notices of Claims, etc. Promptly after receipt by a person entitled to indemnification pursuant to this Section 6 (an "Indemnitee") of notice of the commencement of any action or proceeding involving a claim referred to in the preceding subdivisions of this Section 6, such Indemnitee will, if a claim in respect thereof is to be made against a party required to provide indemnification (an "Indemnifying Party"), give written notice to the latter of the commencement of such action, provided, however, that the failure of any Indemnitee to give notice as provided herein shall not relieve the Indemnifying Party of its obligation under the preceding subdivisions of this Section 6, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnitee, unless in such Indemnitee's reasonable judgment a conflict of interest between such Indemnified and Indemnifying Parties may exist in respect of such claim, the Indemnifying Party shall be entitled to participate in and to assume the defense thereof, jointly with any other Indemnifying Party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such Indemnitee, and after notice from the Indemnifying Party to such Indemnitee of its election to so assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnitee for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof, other than reasonable costs of investigation. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnitee which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such claim or litigation.

     (d) Indemnification Payment. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defence, as and when bills are received or expense, loss, damage or liability is incurred.

     (e) Survival of Obligations. The obligations of the Company and the Holder under this Section 6 shall survive the completion of any offering of Registrable Securities under this Agreement.

     (f) Contribution. If the indemnification provided for in this Section 6 is unavailable or insufficient to hold harmless an Indemnitee, then each Indemnifying Party shall contribute to the amount paid or payable to such Indemnitee as a result of the losses, claims, damages or liabilities referred to in this Section 6 an amount or additional amount, as the case may be, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party or parties on the one hand and the Indemnitee on the other in connection with the statements or omissions which resulted in such losses, claims, demands or liabilities as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or parties on the one hand of the Indemnitee on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid to an Indemnitee as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 6(f) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnitee in connection with investigating or defending any action or claim which is the subject of this Section 6. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

7.   Miscellaneous.

     (a) Specific Performance. The parties hereto acknowledge that there may be no adequate remedy at law if any party fails to perform any of its obligations hereunder and that each part may be irreparably harmed by any such failure, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement.

     (b) Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), commercial (including FedEx), Canadian Postal

     Service overnight delivery service, or, deposited with the Canadian Postal Service mailed first class, registered or certified mail postage prepaid, as set forth below:

     If to the Company, addressed to:

          2007262 Ontario Inc.
          1 Laser Street
          Ottawa, Ontario K2E 7V1
          Fax:  (613) 223-8522


     If to the Holder, addressed to:

          New Generation Biotech (Equity) Fund Inc.
          70 York Street, Suite 1400
          Toronto, Ontario  M5J 1S9
          Fax:  (416) 604-2441

     Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the day (other than a Saturday, Sunday legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent; (iii) on the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial carrier if sent by commercial overnight delivery service; or (iv) the fifth day (other than a Saturday, Sunday, legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the Canadian Postal Service as aforesaid. Each party, by notice duly given in accordance therewith may specify a different address for the giving of any notice hereunder.

     (c) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario, without regard to conflicts of law principles thereof.

     (d) Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for convenience only, and do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

     (e) Entire Agreement: Amendments. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument duly executed by the Company and the Holder. The Holder shall be bound by, any amendment or waiver authorized by this Section 7(e), whether or not any such Registrable Securities shall have been marked to indicate such consent.

     (f) Assignability. This Agreement shall not be assignable by any party hereto without the prior written consent of each other party hereto.

     (g)   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
     counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.



                                        WORLD HEART CORPORATION, as the Company



                                        By:/s/ Ian W. Malone
                                           -----------------------------

                                           Name: Ian W. Malone
                                           Title: Chief Financial Officer


                                        NEW GENERATION BIOTECH (EQUITY) FUND
                                         INC., by its agent, NGB MANAGEMENT INC.



                                        By:/s/ Kelly Holman
                                           ------------------------------
                                           Name: Kelly Holman
                                           Title: Authorized Signatory

                                                                          Item 7

                             SUBSCRIPTION AGREEMENT


TO:       2007262 ONTARIO INC. (the "Company")

AND TO:   World Heart Corporation ("WorldHeart")

Re:       Issue and Sale of Series 1 Preferred Shares


Details of Subscription

The undersigned (the "Subscriber") hereby irrevocably offers to purchase from the Company, subject to the terms and conditions set forth in this subscription agreement, Series 1 Preferred Shares ("Series 1 Shares") of the Company. Certain representations, warranties and covenants of the Company and certain other terms of the purchase by the Subscriber of the Series 1 Shares are set out in Schedule "A" to this subscription agreement. The particulars of the Series 1 Shares and the securities to be issued on redemption of the Series 1 Shares are set out in Schedules "B" and "E" to this subscription agreement. Certain representations and warranties to be made by you so that the Company can ensure compliance with applicable securities laws are set out in Schedule "C" to this subscription agreement. The Toronto Stock Exchange Private Placement and Questionnaire and Undertaking attached as Schedule "D" to this subscription agreement must be completed in full.

Each such schedule forms a part of this subscription agreement and you should review each carefully.

Number of Series 1 Shares
to be purchased at $5.50 each:         637,000 Series 1 Shares

Total Subscription Price:              $3,503,500

Name and Address of Subscriber:        NEW  GENERATION  BIOTECH  (EQUITY)  FUND
                                        INC., by its agent, NGB MANAGEMENT INC.

                                        Address:  70 York Street
                                                  Suite 1400
                                                  Toronto, ON M5J 1S9

          IN WITNESS WHEREOF the Subscriber has executed, or caused its duly authorized representative to execute, this subscription agreement on this 19th day of December, 2001.

                                     NEW  GENERATION  BIOTECH  (EQUITY)  FUND
                                     INC., by its agent, NGB MANAGEMENT INC.

                                     Per: /s/ Kelly Holman
                                         -----------------------------------

                                     Kelly Holman, Authorized Signatory

                                     ---------------------------------------
                                     Name and Title of Authorized Representative


                              ACCEPTANCE



          The foregoing is acknowledged, accepted and agreed to this 19th day of December, 2001.

                                        2007262  ONTARIO  INC.

                                        Per: /s/ Ian W. Malone
                                        ---------------------------------------


                                        WORLD HEART CORPORATION

                                        Per: /s/ Ian W. Malone
                                        ---------------------------------------

                                  SCHEDULE "A"

                                TERMS OF OFFERING

1. Offering. Contemporaneously with this offering of Series 1 Shares (the "Offering"), WorldHeart is offering up to approximately 3,936,090 Special Warrants (the "WorldHeart Offering") pursuant to the terms of an underwriting agreement between WorldHeart and Yorkton Securities Inc., on its behalf and on behalf of First Associates Investments Inc. (collectively, the "Underwriters") to be entered into in connection with the WorldHeart Offering. The Company and WorldHeart agree that the Subscriber shall have the benefit of the following provisions set forth in such underwriting agreement each of which shall be deemed to be repeated herein (with necessary modifications):

     (a)  the   representations   and  warranties  made  by  WorldHeart  to  the
          Underwriters and to purchasers of Special Warrants;

     (b) the covenants of WorldHeart in favour of the Underwriters and the purchasers of Special Warrants; and

     (c)  the conditions precedent to the WorldHeart Offering.

The material terms of the Series 1 Shares and of the securities issuable upon redemption of the Series 1 Shares are set out in Schedule "B" to the Subscription Agreement.

          The Subscriber acknowledges that the definitive terms and conditions of the Series 1 Shares sold under the Offering will be set forth in the Articles of Amendment (as hereinafter defined).

2. Definitions. In the Subscription Agreement and the schedules to the Subscription Agreement, the defined terms set out on the first page of the Subscription Agreement shall apply and, unless the context otherwise requires:

"Articles of Amendment" means the articles of amendment of the Company attached as Schedule "E" to the Subscription Agreement;

"Closing Date" means December 17, 2001 or such other date as the Company and the Subscriber may agree;

"Closing Time" means 11:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Subscriber may agree;

"Designated Provinces" means the provinces of Canada in which purchasers of Special Warrants are resident;

"Final Prospectus" means the final version of the Prospectus;

"material" means material in relation to the Company or WorldHeart, as the context requires;

                                      -A2-

"material change" means any change in the business, operations or capital of the Company or WorldHeart, as the case may be, that would reasonably be expected to have a significant effect on the market price or value of the Series 1 Shares and includes a decision to implement such a change made by the board of directors of the Company, as the case may be, or by senior management of the Company, as the case may be, who believe that confirmation of the decision by the board of directors is probable;

"material fact" means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Series 1 Shares or the Underlying Securities, as the context requires;

"misrepresentation" means a misrepresentation as defined under the Securities Act (Ontario);

"Preliminary Prospectus" means the preliminary version of the Prospectus;

"Prospectus", as the context may require, means the preliminary and final version of the short form prospectus to be filed pursuant to National Instrument 44-101 of the Canadian Securities Administrations in each Designated Province relating to the qualification for distribution of the securities issuable to the holders of Special Warrants upon exercise thereof and, unless the context otherwise requires, includes any amendments or supplements thereto, and "Prospectuses" means both the Preliminary Prospectus and Final Prospectus;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Securities Commissions" means, collectively, the securities commission or other securities regulatory authority in each of the Designated Provinces;

"Securities Laws" means, collectively, the applicable securities laws of each of the Designated Provinces and the respective regulations made and forms prescribed thereunder together with all applicable rules and published policy statements and blanket orders and rulings of the Securities Commissions;

"Shares" means the common shares in the capital of WorldHeart;

"Special Warrants" means the special warrants of WorldHeart to be issued pursuant to the WorldHeart Offering;

"Subscription   Agreement"   means  the  subscription   agreement   between  the
Subscriber, the Company and WorldHeart to which this Schedule "A" is attached and of which it forms part;

"TSE" means The Toronto Stock Exchange;

"Underlying Securities" means one Share (or in certain circumstances 1.07 Shares) and one Warrant (or in certain circumstances 1.07 Warrants) issuable, for no additional consideration, upon the redemption of the Series 1 Shares, as more particularly described in Schedule "B" to the Subscription Agreement;

"Underwriters" means Yorkton Securities and First Associates Investments Inc.;

                                      -A3-

"Underwriting Agreement" means the Underwriting Agreement to be entered into between WorldHeart and the Underwriters in connection with the WorldHeart Offering;

"United States" means the United States as that term is defined in Regulation S;

"U.S. Person" means a U.S. Person as that term is defined in Regulation S;

"U.S. Securities Act" means the Securities Act of 1933, as amended, of the United States of America;

"Warrant Agent" means the registrar and transfer agent for the Shares;

"Warrant Indenture" means the warrant indenture between the Warrant Agent, as warrant agent, and WorldHeart to be entered into in respect of the creation and issuance of the Warrants; and

"Warrants" means the common share purchase warrants of WorldHeart forming part of the Underlying Securities, as more particularly described in Schedule "B" to the Subscription Agreement.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscriber as follows:

     (a) the Company (i) has been duly incorporated and organized and is a valid and subsisting corporation under the laws of Ontario; (ii) has all necessary corporate capacity and authority to carry on its business as now conducted, to own, lease and operate its properties and assets and to enter into and perform its obligations under the Subscription Agreement; and (iii) has taken all required corporate action to authorize the execution and delivery of the Subscription Agreement and the performance of all of its covenants and obligations hereunder;

     (b) the authorized capital of the Company consists of an unlimited number of common shares, 637,000 Series 1 Preferred Shares and 200,000 Series 2 Preferred Shares, of which 100 common shares are issued and outstanding;

     (c) the Subscription Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation enforceable against the Company in accordance with its terms and the execution and delivery of the Subscription Agreement by the Company, the performance and compliance with the terms thereof and the sale of the Series 1 Shares will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly, or be an event which results in the creation of any lien, claim or encumbrance on the assets of the Company under any term or provision of the constating documents, by-laws or resolutions of the Company or any material agreement to which the Company is a party or by which it is bound;

     (d)  the Business Identification Number of the Company is 8645767310001;

                                      -A4-

     (e) there has been no adverse material change in relation to the Company since the date of its incorporation, namely, November 29, 2001;

     (f) other than the Subscriber with respect to the Series 1 Shares hereunder and by separate subscription with respect to 100 common shares of the Company, and except for WorldHeart with respect to a subscription for 100,000 Series 2 Shares of the Company, no person has any right, agreement or option, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Company or any other security convertible into or exchangeable for any shares of the Company or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Company; and

     (g) the proceeds of the Offering will be used in developing implanted and external control systems and associated software for an implantable circulatory assist system;

     (h) the representations and statements made by the Company (or on its behalf) in the Labour Sponsored Investment Fund Investee Questionnaire referred to in Section 5(b) are true and complete as of the date hereof, and are repeated herein in their entirety as if made herein;

     (i) the Company owns its property and assets free and clear of all mortgages, liens, loans and encumbrances, except such minor encumbrances and liens which arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances; and

     (j) no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the execution and delivery of the Subscription Agreement and the other documents delivered in connection therewith and the consummation of the transactions contemplated by thereby, except for filings pursuant to applicable provincial securities laws.

4. Representations and Warranties of WorldHeart. WorldHeart hereby represents and warrants to the Subscriber as follows:

     (a) WorldHeart Company (i) has been duly incorporated and organized and is a valid and subsisting corporation under the laws of Ontario; (ii) has all necessary corporate capacity and authority to carry on its business as now conducted, to own, lease and operate its properties and assets and to enter into and perform its obligations under the Subscription Agreement; and (iii) has taken all required corporate action to authorize the execution and delivery of the Subscription Agreement and the performance of all of its covenants and obligations hereunder;

                                      -A5-

     (b) the Subscription Agreement has been duly authorized, executed and delivered by WorldHeart and constitutes a legal, valid and binding obligation enforceable against WorldHeart in accordance with its terms and the execution and delivery of the Subscription Agreement by WorldHeart, the performance and compliance with the terms hereof will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under any term or provision of the constating documents, by-laws or resolutions of WorldHeart or any material agreement to which WorldHeart is a party or by which it is bound;

     (c) WorldHeart is a reporting issuer under the securities legislation of each of the provinces of Canada and is not in default under applicable securities legislation in such provinces;

     (d) all documents publicly issued by WorldHeart or filed by WorldHeart with any Securities Commission, other securities regulatory authority or stock exchange, in each case since January 1, 2001, were, at their respective dates of issue or filing, true and correct in all material respects, contained no misrepresentation and were prepared in accordance with and complied, in all material respects, with the securities laws, regulations, rules, published policy statements, blanket orders and rulings applicable thereto;

     (e) there has been no adverse material change in relation to WorldHeart since January 1, 2001 which has not been publicly disclosed;

     (f) the Shares are listed and posted for trading on the TSE and are quoted on NASDAQ, and WorldHeart is in compliance, in all material respects, with the by-laws, rules and policies of the TSE and of NASDAQ; and

     (g) other than the Subscriber and the holders of Special Warrants and the Underwriters' Warrants (each as defined in the Underwriting Agreement) or as disclosed in the audited consolidated financial statements of WorldHeart as at and for the year ended December 31, 2000 or as otherwise disclosed to the Subscriber in writing, no person has any right, agreement or option, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Shares or any other security convertible into or exchangeable for any Shares or to require WorldHeart to purchase, redeem or otherwise acquire any of the issued and outstanding Shares.

5. Covenants of the Company. The Company hereby covenants and agrees as follows:

     (a) to incur in its first fiscal year or in the following fiscal year, scientific research and experimental development expenses at least equal to 50% of its total expenses;

     (b) to deliver to the Subscriber at Closing a duly completed form of Labour Sponsored Investment Fund Investee Questionnaire, acceptable to the Subscriber;

                                       -A6-

     (c) not to use any proceeds of the Offering for any of the following purposes; relending; investment in land except land that is incidental and ancillary to the eligible business activity or activities in which the Company is primarily engaged; reinvestment outside Canada; the payment of the principal amount of outstanding liabilities owing to shareholders of the Subscriber or to persons related to such shareholders; carrying on a business outside Ontario; or any prescribed purpose or use under the Community Small Business Investment Funds Act (Ontario); and

     (d) not to cause, or suffer to exist, any lien, claim or encumbrance of any nature whatsoever on any of its assets or properties while any Series 1 Shares are issued and outstanding.

6. Covenants of WorldHeart. WorldHeart hereby covenants and agrees as follows:

     (a) to use its best efforts to ensure that the Shares issuable upon redemption of the Series 1 Shares will be listed and posted for trading on the TSE and will be quoted on NASDAQ upon their issue;

     (b) to use its best efforts to maintain its status as a reporting issuer as set out in paragraph 4(c) above and to continue to be in compliance with its obligations thereunder, without default; and

     (c) following the issuance by the Securities Commissions of receipts for the Final Prospectus, to maintain its status as a reporting issuer in the Designated Provinces and to comply with its obligations thereunder.

7. Closing of Purchase. The Subscriber acknowledges and agrees that closing of the Offering will be completed at the Closing Time at the offices of McCarthy Tetrault or at such other place as the Subscriber and the Company may agree, and in the manner set forth in the Underwriting Agreement.

8. Conditions of Closing. The obligations of the Subscriber to complete the purchase of the Series 1 Shares as contemplated in the Subscription Agreement are conditional upon: (i) execution and delivery of the following agreements on terms satisfactory to the Subscriber, the Company and WorldHeart: (1) a subscription agreement with respect to the purchase of 100 common shares of the Company by the Subscriber (the "Common Share Subscription Agreement"); (2) an agreement with respect to the purchase by WorldHeart from the holder thereof of the 100 issued and outstanding common shares of the Company (the "Share Purchase Agreement"); (3) a shareholders' agreement among WorldHeart, the Subscriber and the Company (the "Shareholders Agreement"); (4) a registration rights agreement between the Subscriber, WorldHeart and the Company (the "Registration Rights Agreement"); (5) management contracts for not fewer than six employees of the Company; (6) an asset transfer agreement between the Company and WorldHeart (the "Asset Transfer Agreement"); and (7) the issue of a certificate of amendment with respect to the Articles of Amendment; (ii) the fulfillment at or before the Closing Time of each of the conditions for the closing of the Offering to be set forth in the Underwriting Agreement which have not been waived by the Underwriters; (iii) the delivery of an opinion of counsel to the Company in form and substance satisfactory to the Subscriber, (iv) the WorldHeart Offering shall raise gross proceeds of not less than

                                      -A7-

$16,496,500 and (v) delivery of a certificate representing the Series 1 Shares purchased hereunder according to the instructions contained in Schedule "F". In addition, the Offering is subject to all required regulatory and stock exchange approvals.

9. Acceptance or Rejection. The Subscriber acknowledges and agrees that the acceptance of the Subscription Agreement will be conditional upon the sale of the Series 1 Shares to the Subscriber being exempt from the prospectus requirements of all applicable Securities Laws. The Company will be deemed to have accepted the Subscription Agreement upon the delivery at closing of the certificate representing the Series 1 Shares to the Subscriber in accordance with the provisions hereof.

10. Information and Documents. At the Closing Time, the Subscriber will deliver to the Company, a copy of the Subscription Agreement completed and executed by the Subscriber, together with all schedules attached thereto, and will, promptly upon request by the Company or WorldHeart, provide the Company or WorldHeart with such information and execute and deliver to the Company or WorldHeart such additional undertakings, questionnaires and other documents as the Company or WorldHeart may reasonably request or as may be required by applicable Securities Laws in connection with the issue and sale of the Series 1 Shares. The Subscriber acknowledges and agrees that such undertakings, questionnaires and other documents, when executed and delivered by it, will form part of and will be incorporated into this subscription agreement with the same effect as if each constituted a representation and warranty or covenant of the Subscriber hereunder in favour of the Company and WorldHeart. The Subscriber hereby consents to the filing of such undertakings, questionnaires and other documents as may be required to be filed with any stock exchange or Securities Commission in connection with the transactions contemplated hereby.

11. Resale Restrictions. The Subscriber understands and acknowledges that the Series 1 Shares, and in certain circumstances the Underlying Securities, will be subject to resale restrictions under applicable Securities Laws and the Subscriber agrees to comply with such restrictions. The Subscriber also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible for complying with such restrictions (and neither the Company nor WorldHeart is in any manner responsible for ensuring compliance by the Subscriber with such restrictions).

12. Legending of Certificates. The Subscriber agrees and acknowledges that the certificates evidencing the Subscriber's Series 1 Shares, and in certain circumstances the Underlying Securities, will bear legends to the effect that the securities represented thereby will be subject to resale restrictions in accordance with applicable Securities Laws and the Shareholders Agreement.

13. Finders. The Company and WorldHeart, on the one hand, and the Subscriber, on the other hand, each represents to the other that except for a commission equal to 1% of the proceeds of the Offering payable by the Company to the Underwriters there are no brokers' or finders' fees for which it is responsible in connection with the Offering.

14. Expenses of the Offering. The Company (or failing the Company, WorldHeart) covenants and agrees to reimburse the Subscriber at the Closing Time for all out-of-pocket fees

                                       -A8-

and expenses (including legal fees) reasonably incurred by the Subscriber in connection with the Offering.

15. Modification. Neither the Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

16. Miscellaneous. The agreement resulting from the acceptance of the Subscription Agreement by the Company constitutes the whole agreement between the Company, WorldHeart and the Subscriber in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein (or incorporated herein by reference) and in any amendments hereto. All representations, warranties, agreements and covenants made or deemed to be made by the Subscriber, the Company and WorldHeart herein will survive the execution and delivery, and acceptance, of the Subscription Agreement and the closing of the Offering. Time shall be of the essence of the Subscription Agreement. The Subscription Agreement and the rights and obligations of the parties thereunder shall be governed by and construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein, excluding any conflicts of law rules. The Subscription Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

                                  SCHEDULE "B"


                              2007262 ONTARIO INC.


                                   Offering of

                            Series 1 Preferred Shares



                                   Term Sheet


-------------------------------------------------------------------------------

ISSUER:                  2007262 Ontario Inc. (the "Company")

OFFERING:                637,000 Series 1 Preferred  Shares  ("Series 1 Shares")
                         of the Company.

FUNDED AMOUNT:           $3,503,500.

OFFERING PRICE:          $5.50 per Series 1 Share.

SERIES 1 SHARES:         Redemption   Rights.   The  Series  1  Shares  will  be
                         redeemable by the Company at any time after the earlier to occur of (such date, the "Earliest Redemption Date")
                         (i) the Company exhausting the Funded Amount in the normal course of business, and (ii) the date that is fifteen (15) months after the Closing, in exchange for payment of the Redemption Amount (defined below). The
                         Series 1 Shares shall be automatically redeemed upon a Series 2 Retraction Event as described below under Share Capital. The "Redemption Amount", at any time, shall be an amount equal to the fair market value at such time of 637,000 common shares of WorldHeart (the
                         "Shares") and Warrants for 637,000 Shares.

                         Payment Method. The Redemption Amount may be paid, at the Company's option, either in cash or by delivery of 637,000 Shares and 637,000 Warrants, subject to adjustment in accordance with the Antidilution Provisions below.

                         Retraction   Rights.   The  Series  1  Shares  will  be
                         redeemable at the holder's option at any time in exchange for payment of the Redemption Amount.

                         Liquidation Rights. In the event of any liquidation, sale of substantially all of the assets of the Company, or the winding up of the Company, or any other event occurs or circumstance arises which would negatively affect the holder's ability to exercise or obtain the benefits of its retraction and other rights in respect of the Series 1 Preferred Shares, the holders of the Series 1 Preferred Shares shall be entitled to receive in

                                       -B2-

                         preference to the holders of the Common Shares and any other shareholders of the Company an amount equal to the Redemption Amount. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company shall be deemed to be a liquidation.

                         Antidilution Provisions. The Redemption Amount shall be subject to proportional adjustment to reflect stock dividends, share splits, reverse splits and other anti-dilutive events in respect of the Shares.

                         Voting Rights. None.

WARRANTS:                Each  Warrant  is  exercisable  into  one  Share  at an
                         exercise price of $6.01 for a period of 24 months from the date of issue of the Series 1 Shares.

FILING PENALTY:          In the event  that  receipts  for a (final)  prospectus
                         qualifying  the issuance of the Shares and the Warrants
                         upon the exercise of the Special Warrants being offered
                         simultaneously  by  WorldHeart  are not  issued  by the
                         securities  regulatory   authorities  in  each  of  the
                         provinces  of Canada  in which  purchasers  of  Special
                         Warrants reside at or before 5:00 p.m. (Toronto time) on the date which is 45 days following the Closing
                         Date, each holder of Series 1 Shares shall be entitled to receive, on redemption of each Series 1 Share held, for no additional consideration, 1.07 Units (in lieu of 1.0 Unit), consisting of 1.07 Common Shares and 1.07
                         Warrants.

REGISTRATION RIGHTS:     If the Shares  shall then be subject to any hold period
                         under the securities laws of the Province of Ontario, WorldHeart will agree to register for resale in the Province of Ontario, Shares to be delivered upon redemption simultaneously with delivery if the holder so requests in writing and indicates that the holder intends to sell no less than one-half of such stock.

LISTING: The Shares are listed on the TSE under the symbol "WHT" and on the NASDAQ under the symbol "WHRT".

CLOSING DATE:            On or about December 19, 2001.

SHARE CAPITAL:           Common Shares. The sole shareholder of the Company is a
                         third party  unrelated to the Subscriber or WorldHeart.
                         The  initial  director  is  the  nominee  of  the  sole
                         shareholder.  Immediately following the purchase of the
                         Series 1  Shares,  the  Subscriber  will  purchase  100
                         common shares from the Company and WorldHeart will purchase 100 common shares from the sole shareholder for nominal consideration.

                         Series 1 Shares. As described above.

                    Series 2 Shares. Immediately prior to Closing, the Company shall issue non-voting Series 2 Preferred Shares (the "Series 2 Shares") of the Company to WorldHeart in exchange for WorldHeart transferring the services of not fewer than six full-time employees of WorldHeart and certain other property to the Company for the purpose of carrying on the

                                       -B3-


                    business of developing implanted and external control systems and associated software for an implantable circulatory assist system. The Company shall, in addition to any other rights, have an unrestricted right to exploit the results of the scientific research and development conducted as part of its business. The Series 2 Shares shall be retractable at the option of WorldHeart at any time after the Earliest Redemption Date (such an event, a "Series 2 Retraction Event") in exchange for the transfer of such employees and assets, assumption of the liabilities of the Company and the delivery to the Company of the consideration in cash or in kind to fund, in its entirety, the Series 1 Shares Redemption Amount, but any such retraction shall cause an automatic redemption of the Series 1 Shares as described above, which redemption shall be deemed to have occurred first and shall take priority. The Company shall, upon direction by the Purchaser, direct WorldHeart to pay the Series 1 Preferred Shares Redemption Amount directly to the Purchaser.

                                  SCHEDULE "C"

                   SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES

The Subscriber represents and warrants to the Company and the Underwriters, as representations and warranties that are true as of the date of the Subscription Agreement and as of the Closing Date, that:

1.        General

     (a)  Authorization  and  Effectiveness.  The  Subscriber  is  a  valid  and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver the Subscription Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof. Upon acceptance by the Company, the Subscription Agreement will constitute a legal, valid and binding contract of the Subscriber, and any beneficial purchaser for whom it is purchasing, enforceable against the Subscriber and any such beneficial purchaser in accordance with its terms.

     (b) Residence. The Subscriber is a resident of the Province of Ontario and the residence or place of business of the Subscriber was not created or used solely for the purpose of acquiring Series 1 Shares (and the Underlying Securities in respect thereof), and:

          (i) is not (and is not purchasing Series 1 Shares for the account or benefit of) a U.S. Person,

          (ii)      was not offered the Series 1 Shares in the United States,

          (iii) did not execute or deliver this agreement in the United States; and

          (iv) confirms that any act, solicitation, conduct or negotiation directly or indirectly in furtherance of the purchase and sale of the Series 1 Shares has occurred only in said jurisdiction.

     (c) Investment Intent. The Subscriber, or each beneficial purchaser for whom it is purchasing, is acquiring Series 1 Shares as principal to be held for investment only and not for the benefit of any other person and not with a view to resale or distribution of any or all of the Series 1 Shares.

     (d) No Undisclosed Information. The Series 1 Shares are not being purchased by the Subscriber as a result of any material information concerning WorldHeart which has not been publicly disclosed and, except for the representations, warranties and covenants contained in the Subscription Agreement and the other documents delivered in connection therewith, the Subscriber's decision to purchase Series 1 Shares has not and will not be made as a result of any written or verbal representation as to fact or otherwise, warranty or covenant made by or on behalf of WorldHeart or any other person and is based entirely upon currently available public information concerning WorldHeart. The Subscriber has not received or reviewed any material which appears or purports to describe the

                                      -D2-

          business and affairs of WorldHeart that has been prepared primarily for delivery to and review by the Subscriber so as to assist the Subscriber to make an investment decision relating to the Series 1 Shares.

     (e) Investment Suitability. The Subscriber has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in Series 1 Shares (and the Underlying Securities in respect thereof) and is able to bear the economic risk of loss of such investment.

     (f) No Exercise or Transfer of Special Warrants or Underlying Securities in U.S. The Subscriber acknowledges that the Series 1 Shares and
          Underlying Securities may not be offered, sold or otherwise transferred to persons in the United States or to U.S. Persons and may not be exercised in the United States or by or on behalf of a U.S. Person, and the Subscriber understands that certificates representing the Series 1 Shares and the Underlying Securities issued to it will so indicate.

2. The Subscriber is an "accredited investor" (as defined in Ontario Securities Commission Rule 45-501) by virtue of being a mutual fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted.

3. The Subscriber acknowledges that the representations and warranties contained herein are made by it with the intention that they may be relied upon by the Company in determining the Subscriber's eligibility to purchase Series 1 Shares under relevant securities legislation. The Subscriber further agrees that by accepting delivery of the Series 1 Shares on the Closing Date, it will be representing and warranting that the foregoing representations and warranties are true and correct as of the Closing Time with the same force and effect as if they had been made by the Subscriber as of the Closing Time and that they will survive the purchase by the Subscriber of Series 1 Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Series 1 Shares.

                                                                          Item 8

                                                  "TPC" AGREEMENT NO. 720-483474

                         TECHNOLOGY PARTNERSHIPS CANADA



                           CLINICAL TRIALS CONCERNING
               HEARTSAVER I, LEFT VENTRICULAR ASSIST DEVICE (VAD)



This Agreement made

Between: HER MAJESTY THE QUEEN IN RIGHT OF CANADA as represented by the Minister of Industry
                    (hereinafter referred to as "the Minister")

And: WORLD HEART CORPORATION, a corporation duly incorporated under the laws of Ontario, having its head office located at Ottawa, Ontario
                    (hereinafter referred to as "the Proponent" or "WorldHeart")

WHEREAS in a context in which innovation is essential in an increasingly knowledge-based economy, the Minister is charged with the achievement of Canada's objectives of increasing economic growth, creating jobs and wealth, and supporting sustainable development; and

WHEREAS the Technology Partnerships Canada ("TPC") Program is specifically designed to promote the above objectives by means of strategically investing in research, development and innovation in order to encourage private sector investment, and so maintain and grow the technology base and technological capabilities of Canadian industry throughout the country; and

WHEREAS the Minister agrees to make a TPC investment in the Proponent's Project described in this Agreement, considering that:

     (a) the Project contributes to the attainment of TPC's objectives of increasing economic growth, creating jobs and wealth, and supporting sustainable development;

     (b) the technology will improve the quality of life of patients in allowing complete patient mobility and flexibility for follow-up and resume relatively normal day-to-day activities; and

     (c) the technology will contribute to the advancement of technology knowledge related to the use of a heart assist device which will be fully implantable in the chest alongside the natural heart to provide long-term support of pulsatile blood flow to people suffering from heart failure.

AND WHEREAS the entering into this Agreement is not contingent upon any export performance on the part of the Proponent.

NOW, THEREFORE, in consideration of their respective obligations set out below, the parties hereto agree as follows.

Article 1 - Deadline for receipt of signed agreement

     1.1 This Agreement must be signed by the Proponent and received by the Minister on or before November 2nd, 2001, failing which it will be null and void.

Article 2 - Documents forming part of this Agreement

     2.1  The following documents form an integral part of this Agreement:

          These Articles of the Agreement

          Schedule 1 - General Conditions
          Schedule 2 - The Project
          Schedule 3 - Claims and TPC Project Cost Principles
          Schedule 4 - Contractual Benefits
          Schedule 5 - Reporting Requirements
          Schedule 6 - Project Fact Sheet for News release
          Schedule 7 - Specimen Warrant Certificate
          Schedule 8 - List of Patents

     2.2 In the event of conflict or inconsistency, the order of precedence amongst the documents forming part of this Agreement shall be:

          These Articles of the Agreement,
          Schedule 1 - General Conditions
          Schedule 2 - The Project
          Other Schedules

Article 3 - The Proponent's Obligations

     3.1 The Proponent will carry out the Clinical Trials Concerning HeartSaver I, Left Ventricular Assist Device (VAD) ("the Project") as described in Schedule 2, will make claims in accordance with Schedule 3, will provide the benefits mentioned in Schedule 4, will issue the reports required under Schedule 5 and will fulfill all of its other obligations hereunder, in a diligent and professional manner using qualified personnel.

     3.2 The Proponent shall ensure that the Project is completed on or before March 31st, 2004 ("Project Completion Date"), unless otherwise agreed to in writing by the Minister.

Article 4 - The Contribution

     4.1 Subject to all the other provisions of this Agreement, the Minister will make a Contribution to the Proponent in respect of the Project, of the lesser of:

          (a)   31.1 % of the Eligible Costs; and

          (b)   $9,980,000.

     4.2 The Minister will not contribute to any Eligible Costs incurred by the Proponent prior to October 1st, 2001 nor after the Project Completion Date, unless otherwise agreed to in writing by the Minister.

     4.3 Unless the Minister agrees otherwise in writing, the amount of the Contribution will not exceed the following amounts in the relevant Fiscal Years of the Project as follows:

                  2001/2002: $2,550,000
                  2002/2003: $4,520,000
                  2003/2004: $2,910,000

          The Minister will consider any request to reprofile these funds, but the Minister will have no obligation to pay any greater amount in any of the said Fiscal Years except to the extent that such reprofiling will have been agreed to by the Minister.

Article 5 - Environmental Assessment

     5.1 The Minister has assessed the Project under Canadian Environmental Assessment Act and is satisfied that any potentially adverse environmental effects that may be caused by the Project are insignificant.

Article 6 - Other Government Assistance

     6.1 The Proponent hereby acknowledges that, except for scientific research and experimental development tax credits, deductions or allowances, no other federal, provincial or municipal government financial assistance other than that described below has been requested or received by the Proponent for the Eligible Costs of the Project.

          Federal       $0
          Provincial    $0
          Municipal     $0
          Total         $0

     6.2 The Proponent will inform the Minister promptly in writing of any other federal, provincial or municipal government assistance (except for scientific research and experimental development tax credits, deductions or allowances) to be received for the Eligible Costs of the Project and the Minister will have the right to reduce the Contribution under this Agreement to the extent of any such assistance.

Article 7 - Addresses

     7.1  Any notice to the Minister will be addressed to:

                Director, Enabling Technologies
                Technology Partnerships Canada
                10th Floor
                300 Slater Street
                Ottawa, Ontario  K1A OC8

                Fax No: (613) 954-9117

     7.2  Any notice to the Proponent will be addressed to:

                Ian W. Malone
                Vice-President and Chief Financial Officer
                World Heart Corporation
                1 Laser Street
                Ottawa, Ontario  K2E 7V1

                Fax No: (613) 226-4744

Article 8 - Special Conditions

     8.1  [Redacted]*

     8.2  Default

          Any default under:

          1. subsections 8.1.1 or 8.1.2, sections 8.3 or 8.4 constitutes an event of default under this Agreement; and

          2. subsection 8.1.3 constitutes a material change under this Agreement. -

     8.3  Intellectual Property

          The  Proponent:

          1. represents that the patents listed in Schedule 8 constitute the background technology required to implement the Project;

          2. represents that it has the exclusive worldwide rights to the background technology held by the Ottawa Heart Institute and WorldHeart Inc. and which is required to implement the Project and produce commercially the results;

__________
* The redacted portions of this document have been omitted pursuant to a request for confidential treatment and such redacted portions have been filed separately with the Securities and Exchange Commission.

          3.   undertakes to keep such worldwide exclusive rights; and

          4. undertakes to notify the Minister in writing without delay should it fail to respect subsection .3 above.

     8.4  Reporting

          The Proponent will report quarterly to the Minister, in writing, on the progress of all clinical trials referred to in Schedule 2, The Project, and related regulatory approvals; the first report shall be filed with the Proponent's first claim for payment and the last report shall be with the last final regulatory approval.

     8.5  Dispute Resolution

          If a dispute arises concerning the application or interpretation of this Agreement, the parties will attempt to resolve the matter through good faith negotiation, and may, if necessary and the parties consent in writing, resolve the matter through mediation by a mutually acceptable mediator or arbitration in accordance with the Commercial Arbitration Code set out in the schedule to the Commercial Arbitration Act (Canada), and all regulations made pursuant to that Act.

Article 9 - Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all previous documents, negotiations, arrangements, undertakings and understandings related to its subject matter.

IN WITNESS WHEREOF the parties hereto have executed this Agreement through duly authorized representatives.



HER MAJESTY THE QUEEN IN RIGHT OF CANADA, as represented by the Minister of Industry



Per:  /s/ Jeff Parker                           November 2, 2001
    ------------------------------         --------------------------
    Technology Partnerships Canada                  Date


    Jeff Parker, Executive Director
    -------------------------------


WORLD HEART CORPORATION


Per:   /s/ Roderick M. Bryden                    November 2, 2001
    --------------------------------        ---------------------------
        World Heart Corporation                      Date



    Roderick M. Bryden, President and Chief Executive Officer
   -----------------------------------------------------------

                      SCHEDULE 1 - TPC GENERAL CONDITIONS
                               TABLE OF CONTENTS


1.   Definitions                           8.2    Remedies on Default
                                           8.3    Remedies Fair and Reasonable
"Agreement"                                8.4    No Waiver
"Background Intellectual Property"
"Contribution"                             9.    Force Majeure
"Eligible Costs"
"Fiscal Year"                              9.1   Event of Force Majeure
"Intellectual Property"                    9.2   Definition of Force Majeure
"Interest Rate"
"Project"                                  10.   Announcements
"Project Completion Date"
"Schedule"                                 10.1  Consent to Public Announcement
"Statement of Work"                        10.2  Confidentiality Obligation
                                           10.3  Reporting under Security Laws
2.   Material Changes
                                           11.   Notice
3.    Disposal of Assets
                                           11.1  Form and Timing of Notice
4.    Claims for Payment                   11.2  Change of Address

4.1    Payment of Claims                   12.   Compliance with Laws
4.2    Hold-back Rights
4.3    Overpayment by Minister             13.   Members of Parliament
4.4    Set-off Rights of Minister
                                           14.   Annual Appropriations
5.    Monitoring
                                           14.1  Parliamentary Allocation
5.1    Minister's Right to Audit Accounts  14.2  Lack of Appropriation
         and Records
5.2    Access to Premises                  15.   Confidentiality
5.3    Access to Third-party Information
                                           15.1  Consent Required
6.    Representations, Warranties          15.2  International Dispute
         and Undertakings                  15.3  Financing and Licensing

6.1    Power and Authority of Proponent    16.   Consent of the Minister
6.2    Authorized Signatories
6.3    Binding Obligations                 17.   No Assignment of Agreement
6.4    No Pending Suits or Actions
6.5    No Gifts or Inducements             18.   Compliance with
6.6    Intellectual Property                        Post-employment Provisions
6.7    Compliance with Environmental
         Protection Requirements           19.   Contribution Agreement Only
6.8    Other Agreements
6.9    Dividend Restriction                20.   Binding Agreement
6.10  Other Financing.
6.11  Lobbyist Act                         21.   Severability

7.    Term of Agreement                    22.   Applicable Law

7.1    Contractual Benefits                23.   Signature in Counterparts
7.2    Advance Payment
7.3    Audit

8.    Default and Recovery

8.1    Events of Default

                                                                                                             9

                                            TPC GENERAL CONDITIONS


1. Definitions                                              (b)  the estimated Eligible Costs mentioned in the
                                                                 Statement of Work are expected to be exceeded
For the purposes of this Agreement,                              by 20% or more;

"Agreement"  means the  agreement  to which  these          (c)  the Project is carried out at locations other
General Conditions relate,  consisting of Articles               than  those  mentioned  in the  Statement  of
of  agreement  and the  Schedules  referred  to in               Work;
these Articles.
                                                            (d)  a change in  respect  of any other  aspect of
"Background   Intellectual   Property"  means  the               the Project  (including  but not limited to a
intellectual  property  rights  in the  technology               change  to  key  Project  personnel,  Project
developed  prior to the  beginning  of the Project               financing,  or  ownership  of the  Proponent)
and  required  for the carrying out of the Project               which  has been  specifically  identified  in
or the exploitation of the Intellectual Property.                another part of the  Agreement as a "material
                                                                 change"  for the  purpose of this  provision,
"Contribution"  means  the  funding,  in  Canadian               has occurred.
dollars,   payable  by  the  Minister   under  the
Agreement.                                               3. Disposal of Assets
                                                         The Proponent shall retain  possession and control of
"Eligible  Costs" means the Project cost  elements       the  Project  assets,  the  cost of  which  has  been
specified  in the  Statement of Work in Schedule 2       contributed  to by the Minister  under the Agreement,
and incurred by the Proponent in  accordance  with       and shall not  dispose  of the same until they are no
the TPC Project Cost  Principles,  excluding those       longer required to complete the Project.
Project  cost  elements  that may be  specifically
mentioned  in the  Statement  of Work as not being       4. Claims for Payment
supported by the Minister.
                                                         4.1 Payment of Claims
"Fiscal Year" means the federal  government fiscal       The  Minister  will  pay  the   Contribution  to  the
year  beginning  on  April  1 and  ending  on  the       Proponent  in respect of Eligible  Costs  incurred on
following March 31.                                      the basis of itemized claims  submitted in accordance
                                                         with the procedures set out in Schedule 3.
"Intellectual  Property" means all technical data,
including,   without   limitation,   all  designs,       4.2 Hold-Back Rights
specifications,  software, data, drawings,  plans,       The Minister may withhold up to ten per cent (10%) of
reports,     patterns,     models,     prototypes,       the  Contribution  prior  to  the  completion  of the
demonstration   units,   practices,    inventions,       Project or until such audit as he/she may require has
methods,  applicable special purpose equipment and       been  performed.  In the event that no audit has been
related technology, processes or other information       performed  eighteen months after receipt of the final
conceived,   produced,  developed  or  reduced  to       claim,  any amount so  withheld  shall be released to
practice  in  carrying  out the  Project,  and all       the Proponent.
rights  therein  including,   without  limitation,
patents,    copyrights,     industrial    designs,       4.3 Overpayment by Minister
trade-marks, and any registrations or applications       Where for any reason:
for the same and all other rights of  intellectual
property therein, including any rights which arise          (a)  the   Proponent   is  not   entitled  to  the
from  the  above  items   being   treated  by  the               Contribution; or
Proponent   as  trade   secrets  or   confidential
information.                                                (b)  the  Minister  determines  that the amount of
                                                                 the Contribution disbursed exceeds the amount
"Interest Rate" means the Bank Rate, as defined in               to which the Proponent is entitled,
the    Interest   And    Administrative    Charges
Regulations,  in effect on the due date,  plus 300       the Proponent  will repay to the  Minister,  promptly
basis  points,  compounded  monthly.  The Interest       and no  later  than  30 days  from  notice  from  the
Rate  for  a  given   month   can  be  found   at:       Minister, the amount of the Contribution disbursed or
http://www.pwgsc.gc.ca/recgen/text/podd-e.html           the  amount of the  overpayment,  as the case may be,
                                                         together  with interest at the Interest Rate from the
"Project" means the project  described in Schedule       date of the  notice  to the day of  repayment  to the
2.                                                       Minister  in full.  Any such  amount is a debt due to
                                                         Her Majesty in Right of Canada and is  recoverable as
"Project  Completion  Date"  means the date set in       such.
the Articles of Agreement  for the  completion  of
the Project.                                             4.4 Set-off Rights of Minister
                                                         Without  limiting  the  scope of the  set-off  rights
"Schedule" means a schedule to the Agreement.            provided for under the Financial  Administration Act,
                                                         it is  understood  that  the  Minister  may  set  off
"Statement  of Work"  refers  to the  document  in       against the  Contribution,  any  amounts  owed by the
Schedule  2  containing  the  description  of  the       Proponent  to Her  Majesty  in Right of Canada  under
Project.                                                 legislation  or   contribution   agreements  and  the
                                                         Proponent  shall  declare to the Minister all amounts
2. Material Changes                                      outstanding  in that regard when making a claim under
No material  changes will be made to the estimated       Schedule 3.
total  scope  or  nature  of  any  element  of the
Project  without the prior written  consent of the
Minister.  Without  limiting the generality of the
foregoing,  a material  change will have  occurred
if:

     (a) a Project performance milestone is not expected to be achieved within six (6) months of the projected completion date mentioned in the Statement of Work for that element;

                                                                                                            10

5. Monitoring                                           6.6 Intellectual Property

5.1 Minister's Right to Audit Accounts and Records      (a) The  Proponent  represents  and warrants  that it
The Proponent  will, at its own expense,  preserve      either owns the Background  Intellectual  Property or
and make  available for audit and  examination  by      holds  sufficient  rights in the same to  permit  the
the Minister or the Minister's representatives the      Project  to  be  carried  out  and  the  Intellectual
books,  accounts and records of the Project and of      Property to be exploited by the Proponent.
the  information  necessary  to ensure  compliance
with the terms and  conditions of this  Agreement,      (b) The  Proponent  will  ensure  that  title  to the
including payment of amounts to the Minister.  The      Intellectual  Property  is to be  vested,  and unless
Minister  will  have  the  right to  conduct  such      otherwise  agreed to in writing by the  Minister,  to
additional audits at the Minister's expense as may      remain, exclusively with the Proponent.
be considered  necessary  using the audit staff of
the  Minister,   the  Audit   Services   Group  of      (c) The  Proponent  shall take  appropriate  steps to
Consulting   and  Audit  Canada,   an  independent      protect the  Intellectual  Property  and shall,  upon
auditing   firm   or  the   Proponent's   external      request,  provide information to the Minister in that
auditors.  The  Proponent  will  ensure  that  any      regard.
licence   agreement   it   enters   into  for  the
exploitation  of the  Intellectual  Property  will      6.7   Compliance   with   Environmental    Protection
contain similar  provisions to permit the Minister            Requirements
to  audit  licensees'   accounts  and  records  in      The  Proponent   shall  apply,  in  relation  to  the
respect to the  calculation of amounts that may be      Project,  in all material respects,  the requirements
payable by the  Proponent  to the  Minister  under      of all applicable  environmental  laws,  regulations,
this Agreement.                                         orders and decrees and of  regulatory  bodies  having
                                                        jurisdiction over the Proponent or the Project.
5.2 Access to Premises
The Proponent will provide the  representatives of      6.8 Other Agreements
the Minister  reasonable access to the Proponent's      The Proponent represents and warrants that it has not
premises to inspect and assess the progress of the      entered,  and  undertakes  not to enter,  without the
Agreement  or  any  element   thereof  and  supply      Minister's  written consent,  into any agreement that
promptly on request  such data as the Minister may      would   prevent  the  full   implementation   of  the
reasonably  require  for  statistical  or  Project      Agreement by the Proponent.
evaluation purposes.
                                                        6.9 Dividend Restriction
5.3 Access to Third-Party Information The               The Proponent will not make any dividend  payments or
Proponent will, to the extent practicable,  assist      other shareholder distributions that would prevent it
the  Minister  with  the   implementation  of  the      from  implementing the Project and other  Proponent's
Agreement and facilitate access by the Minister to      obligations under the Agreement  including the making
information  from third  parties,  relating to the      of  payments to the  Minister  as required  under the
Agreement.                                              Agreement.

6. Representations, Warranties and Undertakings         6.10 Other Financing
                                                        The  Proponent   remains   solely   responsible   for
6.1 Power and Authority of Proponent                    providing  or obtaining  the funding,  in addition to
The Proponent  represents  and warrants that it is      the  Contribution,  required  for the carrying out of
duly incorporated and validly existing and in good      the Project and the  fulfilment  of the  Proponents's
standing and has the power and  authority to carry      other obligations under the Agreement.
on its  business,  to hold  property  and to enter
into this  Agreement  and  undertakes  to take all      6.11 Lobbyist Act
necessary   action  to  maintain  itself  in  good      The Proponent represents and warrants that any person
standing and to preserve its legal capacity.            who lobbys on its behalf to obtain the Agreement,  or
                                                        any  benefit  thereunder,  and who is  required to be
6.2 Authorized Signatories                              registered pursuant to the Lobbyists Registration Act
Each  party   represents  and  warrants  that  the      R.S.  1985  c.  44 (4th  Supplement),  is  registered
signatories   to  the  Agreement  have  been  duly      pursuant to that Act.
authorized to execute and deliver the Agreement.
                                                        7. Term of Agreement
6.3 Binding Obligations
Each  party   represents  and  warrants  that  the      7.1 Contractual Benefits
execution,   delivery  and   performance   of  the      The  Agreement   will   terminate  when  all  of  the
Agreement  have been duly and  validly  authorized      Proponent's undertakings in regard to the contractual
and  that  when   executed  and   delivered,   the      benefits mentioned in Schedule 4 have been fulfilled.
Agreement  will  constitute  a  legal,  valid  and
binding obligation  enforceable in accordance with      7.2 Advance Payment
its terms.                                              Any advance or  accelerated  payment by the Proponent
                                                        of the amounts due to the Minister  under  Schedule 4
6.4 No Pending Suits or Actions                         shall not have the  effect of  shortening  the period
The  Proponent   warrants  that  it  is  under  no      set in Schedule 4 for the  fulfilment of  contractual
obligation or prohibition, nor is it subject to or      benefits to Canada.
threatened  by any actions,  suits or  proceedings
which could or would prevent  compliance  with the      7.3 Audit
Agreement.  The Proponent will advise the Minister      The audit  rights  of the  Minister  under  section 5
forthwith of any such  occurrence  during the term      above will survive for one year the termination  date
of the Agreement.                                       established under subsection 7.1 above.

6.5 No Gifts or Inducements
The Proponent  represents and warrants that it has
not, nor has any person offered or promised to any
official  or  employee of Her Majesty the Queen in
Right of Canada,  for or with a view to  obtaining
the   Agreement,   any   bribe,   gift  or   other
inducement,  and it has not nor has any  person on
its behalf  employed  any  person to  solicit  the
Agreement for a commission, contingency fee or any
other  consideration  dependant upon the execution
of the Agreement.

                                                                                                            11

                                                        by the Minister`s agreement to make the contribution,
                                                        the fact  that the  contribution  comes  from  public
                                                        monies,  and that the amount of damages  sustained by
                                                        the Crown in the event of  default  is  difficult  to
                                                        ascertain,  that it is fair and  reasonable  that the
8. Default and Recovery                                 Minister be  entitled  to exercise  any or all of the
                                                        remedies  provided for in this section 8 and to do so
8.1 Events of Default                                   in the  manner  provided  for in that  section  if an
The  Minister may declare that an event of default      event of default occurs;  provided that in exercising
has occurred if:                                        any remedy in accordance with paragraph 8.2 (c) other
                                                        than for a breach of paragraph  8.1(e),  the Minister
     (a)  the  Proponent  is  adjudged or declared      will credit the Proponent for any amounts paid to the
          bankrupt or if it goes into receivership      Minister under Schedule 4 of this Agreement.
          or takes the benefit of any statute from
          time  to  time  in  force   relating  to      8.4 No Waiver
          bankrupt or insolvent debtors                 The fact that the Minister refrains from exercising a
                                                        remedy he or she is entitled  to  exercise  under the
     (b)  an  order  is made  which  is not  being      Agreement  will not constitute a waiver of such right
          contested  or appealed by the  Proponent      and any partial  exercise of a right will not prevent
          or  a  resolution   is  passed  for  the      the  Minister  in any way from later  exercising  any
          winding-up  of  the  Proponent  or it is      other right or remedy  under the  Agreement  or other
          dissolved;                                    applicable law.

     (c)  the    Proponent    has    intentionally      9. Force Majeure
          submitted     false    or     misleading
          information    to   the    Minister   or      9.1 Event of Force Majeure
          intentionally made a false or misleading      The  Proponent  will not be in default by reason only
          representation;                               of any  failure  in  performance  of the  Project  in
                                                        accordance  with  Schedule 2 if such  failure  arises
     (d)  any   material   term,    condition   or      without the fault or  negligence of the Proponent and
          undertaking  in  the  Agreement  is  not      is caused by any event of force majeure.
          complied  with in any material  respect;
          or                                            9.2 Definition of Force Majeure
                                                        Force majeure means any cause which is unavoidable or
     (e)  the  Proponent  neglects or fails to pay      beyond  the  reasonable  control  of  the  Proponent,
          to  the   Minister  any  amount  due  in      including   war,   riot,   insurrection,   orders  of
          accordance with this Agreement;               government,  strikes  or any  Act  of  God  or  other
                                                        similar  circumstance which is beyond the Proponent's
provided  that the  Minister  will not  declare an      control,  and which  could  not have been  reasonably
event  of  default  has   occurred  by  reason  of      circumvented  by  the  Proponent   without  incurring
paragraphs (c), (d) or (e) unless the Minister has      unreasonable cost.
given notice to the  Proponent of the condition or
event which in the Minister's opinion  constitutes      10. Announcements
an event of default and the  Proponent has failed,
within 30 days of receipt of the notice, either to      10.1 Consent to Public Announcements
correct the condition or event complained of or to      The Proponent hereby consents to public announcements
demonstrate,  to the satisfaction of the Minister,      by or on behalf of the Minister containing any of the
that it has taken such steps as are  necessary  to      information contained in Schedule 6 entitled "Project
correct  the  condition,   and  has  notified  the      Fact Sheet for News Release".
Minister of the rectification.
                                                        10.2 Confidentiality Obligation
8.2 Remedies on Default                                 The Minister will inform the Proponent of the date on
If the Minister  declares that an event of default      which the first public announcement is to be made and
has  occurred,  the  Minister  may exercise one or      the Proponent will not disclose the existence of this
more of the following remedies:                         Agreement until such date.

     (a)  suspend any  obligation  by the Minister      10.3 Reporting under Security Laws
          to  contribute or continue to contribute      Nothing in this  Agreement  shall be  interpreted  as
          to  the  Eligible  Costs  including  any      preventing  the  fulfilment  by the  Proponent of its
          obligation to pay any amount owing prior      reporting obligations under applicable security laws.
          to the date of such suspension;
                                                        11.0 Notice
     (b)  terminate any obligation of the Minister      11.1 Form and Timing of Notice
          to  contribute or continue to contribute      Any  notice,  information  or document  provided  for
          to the  Eligible  Costs,  including  any      under the  Agreement  shall be  effectively  given if
          obligation to pay any amount owing prior      delivered or sent by letter or facsimile,  postage or
          to the date of such termination;              other charges  prepaid.  Any notice that is delivered
                                                        shall have been received on delivery; any notice sent
     (c)  require  the  Proponent  to repay to the      by  facsimile  shall be deemed to have been  received
          Minister all or part of the Contribution      one  working  day after  having  been  sent,  and any
          paid by the  Minister to the  Proponent,      notice  mailed shall be deemed to have been  received
          and pay the  Minister  any  amounts  due      eight (8) calendar days after being mailed.
          under  the   Agreement,   together  with
          interest  from the date of demand at the      11.2 Change of Address
          Interest Rate;                                A party may change the  address  which that party has
                                                        stipulated  in the  Agreement by notifying in writing
If an event of default has occurred in relation to      the other party of the new address.
paragraph  8.1(a)  or (b),  or as a result  of the
failure of the Proponent to comply with subsection
6.6  of  these  General  Conditions  (Intellectual
Property),  section A (Payments  to  Minister)  or
subsection  B.1 (Work in Canada) of Schedule 4, or
the  provisions  that may be part of the Agreement
regarding   the   disposal   of  special   purpose
equipment,  the Minister may direct the  Proponent
to transfer and deliver to the Minister  title to,
possession  of, and all rights of the Proponent in
the Intellectual  Property, and the Proponent will
immediately comply.

8.3 Remedies Fair and Reasonable
The  Proponent  acknowledges  that  in view of the
policy   objectives   served

                                                                                                            12


12. Compliance with Laws                                18. Compliance with Post-Employment Provisions
In implementing the Agreement,  the Proponent will      The Proponent  confirms  that no individual  for whom
comply with all applicable federal, provincial and      the  post-employment  provisions  of the  Conflict of
municipal  laws,  including  but  not  limited  to      Interest and  Post-Employment  Code for Public Office
statutes,  regulations,  by-laws,  ordinances  and      Holders   or   the    Conflict   of   Interest    and
decrees.                                                Post-Employment  Code for the Public  Service  apply,
                                                        will  derive a direct  benefit  from  this  Agreement
13. Members of Parliament                               unless  that  individual  is in  compliance  with the
No member of the House of Commons will be admitted      applicable post-employment provisions.
to any share or part of this  Agreement  or to any
benefit  to arise  therefrom.  No person  who is a      19. Contribution Agreement Only
member of the Senate will, directly or indirectly,      The Agreement is a contribution agreement only, not a
be a party to or be concerned in the Agreement.         contract  for  services  or a contract  of service or
                                                        employment, and nothing in the Agreement, the parties
14. Annual Appropriations                               relationship  or actions is intended  to create,  nor
                                                        shall  be  construed  as  creating,   a  partnership,
14.1 Parliamentary Allocation                           employment or agency  relationship  between them. The
Any payment by the Minister  under this  Agreement      Proponent  is not in any  way  authorized  to  make a
is subject to there being an appropriation for the      promise,  agreement  or  contract  and to  incur  any
Fiscal  Year in which the  payment  is to be made;      liability   on  behalf  of  Canada,   nor  shall  the
and to cancellation or reduction in the event that      Proponent  make a promise,  agreement or contract and
departmental   funding   levels  are   changed  by      incur any liability on behalf of Canada, and shall be
Parliament.                                             solely  responsible  for  any and  all  payments  and
                                                        deductions required by the applicable laws.
14.2 Lack of Appropriation
In the event that the Minister is  prevented  from      20. Binding Agreement
disbursing the full amount of the Contribution due      This  Agreement  is binding on the  parties and their
to  a  lack  or  reduction  of   appropriation  or      successors and permitted assigns.
departmental  funding levels, the parties agree to
review  the  effects  of such a  shortfall  in the      21. Severability
Contribution   on   the   implementation   of  the      Any provision of this Agreement  prohibited by law or
Agreement  and  to  adjust,  as  appropriate,  the      otherwise ineffective will be ineffective only to the
Contractual benefits specified in Schedule 4.           extent of such  prohibition  or  ineffectiveness  and
                                                        will be severable  without  invalidating or otherwise
15. Confidentiality                                     affecting the remaining provisions of the Agreement.

15.1 Consent Required                                   22. Applicable Law
Subject   to   section   10  and  the   Access  to      The Agreement shall be interpreted in accordance with
Information    Act,    each   party   shall   keep      the  laws  in  force  in  the   province   where  the
confidential  and shall not without the consent of      Proponent's head office is located.
all parties disclose the contents of the Agreement
and  the  documents  pertaining  thereto,  whether      23. Signature in Counterparts
provided before or after the Agreement was entered      This Agreement may be signed in counterparts, each of
into, or of the transactions contemplated herein.       which  when  taken   together,   will  constitute  an
                                                        original Agreement.
15.2 International Dispute
The Minister is hereby  authorized to disclose any
of the  information  referred to in paragraph 15.1
above where, in the opinion of the Minister,  such
disclosure is required to an  international  trade
panel for the purposes of the conduct of a dispute
in  which  Canada  is a  party  or a  third  party
intervener.  The Minister  shall give prior notice
to the Proponent of such disclosure.

15.3 Financing and Licensing
The  Minister  hereby  consents  to the  Proponent
disclosing  the  Agreement or any portion  thereof
for the purposes of securing additional  financing
or  of  licensing  for  commercial   exploitation,
subject to the Proponent having the person to whom
the    information   is   disclosed    execute   a
non-disclosure agreement prior to disclosure

16. Consent of the Minister
Whenever the Agreement  provides for the Proponent
obtaining   the  consent  or   agreement   of  the
Minister,  it is  understood  that such consent or
agreement shall not be  unreasonably  withheld and
that the  Minister  may make the  issuance of such
consent  or   agreement   subject  to   reasonable
conditions.

17. No Assignment of Agreement
The Proponent shall not assign the Agreement nor any part thereof without the prior written consent of the Minister.

                                                                          Item 9

                                   NEWS RELEASE
For immediate release


                             WORLD HEART CORPORATION
                             FILES FINAL PROSPECTUS

OTTAWA, Ontario - January 18, 2002: (NASDAQ: WHRT, TSE: WHT) World Heart Corporation ("WorldHeart" or the "Corporation") announced today that it has filed in each of the Provinces of Ontario, Nova Scotia and Alberta a final prospectus qualifying 3,027,000 common shares and 3,027,000 warrants of the corporation to be issued upon the exercise of an equal number of special warrants. The special warrants were sold by way of a private placement on December 19, 2001 by Yorkton Securities Inc. and First Associates Investments Inc., at a price of Cdn $5.50 each for gross proceeds of $16,648,500. Holders of the special warrants may convert each special warrant into one common share, and one warrant to purchase a common share, on a one-for-one basis. Any special warrants not earlier converted will be automatically converted on January 24, 2002. Each warrant will be exercisable into one common share at an exercise price of Cdn $6.01 per share for a period of two years.

The foregoing common shares and warrants have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) Left Ventricular Assist System (LVAS) is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

                                     - 30 -

For further information, contact:

Shareholder and Financial Community       Media
Ian W. Malone                             Michelle Banning
Vice-President Finance                    Manager Corporate Communications
  Chief Financial Officer                 Ph: 613-226-4278 x 2995
Ph: 613-226-4278 x 2300                   Email: michelle.Banning@worldheart.com
Email: ian.malone@worldheart.com

                                   WORLDHEART
     WORLD HEART CORPORATION - 1 LASER STREET OTTAWA, ONTARIO, CANADA KZE 7V1
                    PHONE: (613) 226-4278 - FAX: (613) 226-1008
                               www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    World Heart Corporation


     Date: January 23, 2002         By:/s/ Ian Malone
                                       ----------------------------------------
                                       Name:   Ian Malone

                                       Title:  Vice President Finance and
                                                 Chief Financial Officer